EXEMPTION NO.
82-3772

GDH 粤海投資有限公司
GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/117/TH/2003

2nd May, 2003

VIA AIR MAIL



03050840

Securities and Exchange Commis
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Attn.: Special Counsel
Office of International Corporate Finance

Dear Sirs,

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

03 MAY 12

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 31st December, 2002, 31st January, 2003, 28th February, 2003 and 31st March, 2003;

2. Form D2 dated 26th February, 2003;

3. Form SC1 dated 16th January 2003, 12th February, 2003, 21st March, 2003 and 28th April, 2003;

4. Form R1 dated 22nd April, 2003;

5. Form R2 dated 13th January 2003;

6. 10 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Li Wenyue dated 9th January, 2003;
   (2) Mr. Ye Xuquan dated 12th March, 2003;
   (3) Mr. Li Wai Keung dated 22nd April, 2003 and 29th April, 2003;
   (4) Mr. Wang Man Kwan, Paul dated 9th January, 2003, 22nd April, 2003 and 28th April, 2003;
   (5) Ms. Wang Xiaofeng dated 9th January, 2003 and 14th January, 2003;
   (6) Mr. Yu Lai dated 25th February, 2003.

dlw 5/29

7. Respective announcements dated 10th February, 2003, 17th February, 2003, 25th February, 2003, 26th February, 2003, 28th March, 2003, 31st March, 2003, 11th April, 2003 and 28th April, 2003;

8. Circular dated 14th March, 2003; and

9. 2002 Annual Report.

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED



Theresa L. Ho
Company Secretary

Encls.

EXEMPTION NO.
82-3772

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 December 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 10 January 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑ 2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,145,282,672	85,949	N/A
Increase / (Decrease) during the month	17,100,000	Nil	N/A
Balance at close of the month :	5,162,382,672	85,949	N/A

(D) **Details of Movement :**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	2,750,000	Nil	Nil	45,000	2,705,000	
2. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
3. HK$0.5312	144,300,000	Nil	17,100,000	Nil	127,200,000	17,100,000
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	Nil	Nil	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
7. HK$0.96	Nil	106,900,000	Nil	Nil	106,900,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$	N/A	N/A			N/A	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :						17,100,000

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong



Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

EXEMPTION NO. 82-3772

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 January 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 10 March 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑
2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ____
4. Warrants : ☐ please specify : ____

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,162,382,672	85,949	N/A
Increase / (Decrease) during the month	34,700,000	Nil	N/A
Balance at close of the month :	5,197,082,672	85,949	N/A

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	2,705,000	Nil	Nil	Nil	2,705,000	
2. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
3. HK$0.5312	127,200,000	Nil	34,700,000	Nil	92,500,000	34,700,000
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	Nil	Nil	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
7. HK$0.96	106,900,000	Nil	Nil	Nil	106,900,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	

~~OTHER ISSUES OF SHARES~~*

Rights Issue	Price :	Issue and allotment Date :	N/A
Placing	Price :	Issue and allotment Date :	N/A
Bonus Issue		Issue and allotment Date :	N/A
Scrip Dividend		Issue and allotment Date :	N/A
Repurchase of share		Cancellation Date :	N/A
Redemption of share		Redemption Date :	N/A
Consideration issue	Price :	Issue and allotment Date :	N/A
Others (please specify)	Price :	Issue and allotment Date :	N/A

Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : 34,700,000

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

EXEMPTION NO.
FORM I 82 - 3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 28 February 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 10 March 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1.	Ordinary shares :	✓	2.	Preference shares :	✓
3.	Other classes of shares :	☐		please specify :	
4.	Warrants :	☐		please specify :	

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,197,082,672	85,949	N/A
Increase / (Decrease) during the month	400,000	Nil	N/A
Balance at close of the month :	5,197,482,672	85,949	N/A

(D) **Details of Movement :**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	2,705,000	Nil	Nil	Nil	2,705,000	
2. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
3. HK$0.5312	92,500,000	Nil	400,000	Nil	92,100,000	400,000
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	Nil	Nil	59,800,000	
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
7. HK$0.96	106,900,000	Nil	Nil	Nil	106,900,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	

Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :	400,000 ========

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 March 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 2980 1818

Date : 23 April 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑
2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,197,482,672	85,949	N/A
Increase / (Decrease) during the month	800,000	Nil	N/A
Balance at close of the month :	5,198,282,672	85,949	N/A

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$2.892	2,705,000	Nil	Nil	Nil	2,705,000	
2. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
3. HK$0.5312	92,100,000	Nil	Nil	Nil	92,100,000	
4. HK$0.74	18,500,000	Nil	Nil	Nil	18,500,000	
5. HK$0.814	59,800,000	Nil	800,000	Nil	59,000,000	800,000
6. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
7. HK$0.96	106,900,000	Nil	Nil	Nil	106,900,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES~~*						
Rights Issue	Price :	Issue and allotment Date :		N/A		
Placing	Price :	Issue and allotment Date :		N/A		
Bonus Issue		Issue and allotment Date :		N/A		
Scrip Dividend		Issue and allotment Date :		N/A		
Repurchase of share		Cancellation Date :		N/A		
Redemption of share		Redemption Date :		N/A		
Consideration issue	Price :	Issue and allotment Date :		N/A		
Others (please specify)	Price :	Issue and allotment Date :		N/A		
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :						800,000

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited

Name : Allan Tong



Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

EXEMPTION NO.
82-3772

Form 表格 **D2**



Companies Registry
公 司 註 冊 處

03 MAY 12 AM 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 31340

1 Company Name 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 Type of Change 更改事項

- ☐ Resignation or cessation 辭職或停職
- ☑ New appointment 新委任
- ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Guangdong Investment Limited
27/F.-29/F., Guangdong Investment Tower,
148 Connaught Road Central,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27-02-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

31340

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	25 / 02 / 2003 DD 日 / MM 月 / YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Yu Lai 禹 來 (Surname 姓氏 / Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Room 2701, Building B, Honghao Garden, No. 2004 Xiangmei Road, Shenzhen, People's Republic of China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
G05227912	People's Republic of China

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Ho Lam Lai Ping, Theresa) Date 日期： 26 February 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~



Companies Registry
公司註冊處

03 MAY 12 AM 7:21

COPY

Form 表格 SC1

EXEMPTION NO. 82-3772

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
13	12	2002	To 至	31	12	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 8,550,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 533,520.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,581,191,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	17,100,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$533,520.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

23/01/2003 FF600164
CR No. : -031340-

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 **Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)**

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees 獲分配股份者的詳情**

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Tao Edwin (Investor)	**Flat D 17/F Block 9 Discovery Park Tsuen Wan New Territories**	**200,000**		
Wang Man Kwan Paul (Investor)	**Flat B 6/F Fook Yee Garden 278 Prince Edward Road West Kowloon**	**500,000**		
Lee Kam Ping Karen (Investor)	**Flat 17C Illumination Terrace Block 1 5-7 Tai Hang Road Hong Kong**	**400,000**		
譚奇峰 **(Investor)**	**c/o 29/F Guangdong Investment Tower 148 Connaught Road Central Hong Kong**	**8,000,000**		
林登和 **(Investor)**	**c/o 29/F Guangdong Investment Tower 148 Connaught Road Central Hong Kong**	**8,000,000**		
	Total Shares Allotted by Class 各類股份分配總額	**17,100,000**		

Signed 簽名 : 

(Name 姓名) : (HO LAM Lai Ping, Theresa) Date 日期 : 16 January 2003



EXEMPTION NO. 82-3772

Form 表格 SC1

Companies Registry
公司註冊處

03 MAY 12 AM 7:21

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
06	01	2003	To 至	24	01	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 17,350,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 1,082,640.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配）

HK$ 2,598,541,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	34,700,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$1,082,640.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

18/02/2003 EE448715

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

Page 2 第二頁

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
	- As per attached "Exhibit A" -			
	Total Shares Allotted by Class 各類股份分配總額	34,700,000		

Signed 簽名 :



(Name 姓名) : (Ho Lam Lai Ping, Theresa) Date 日期 : 12 February 2003

~~Director 董事~~／Secretary 秘書 *

Exhibit A
Company No. 31340

Guangdong Investment Limited
List of Allottees
Shares Allotted from 06/01/2003 to 24/01/2003

Name and Occupation	Address	No. of Shares Allotted
李華生 (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	8,000,000
李健輝 (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	8,000,000
李先平 (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	8,000,000
羅炳權 (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	8,000,000
HO LAM LAI PING THERESA (INVESTOR)	FLAT 3013 30/F BLK A KORNHILL 29-31 HONG SHING ST HONG KONG	300,000
HOU XINBING (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	400,000
HUANG CONNIE HONG (INVESTOR)	P O BOX 33134 SHEUNG WAN POST OFFICE HONG KONG	400,000
LAI MEI LIN (INVESTOR)	FLAT H 20/F BLOCK 2 MOUNT HAVEN 3 LIU TO ROAD TSING YI NEW TERRITORIES	400,000
LAM YEE MEI KATHERINE (INVESTOR)	FLAT 109 BLOCK J KORNHILL HONG KONG	200,000
LIANG JIANQIN (INVESTOR)	C/O 29/F GUANGDONG INVESTMENT TOWER 148 CONNAUGHT ROAD CENTRAL HK	400,000
TAM CHIU PANG JAFFE (INVESTOR)	FLAT 1A BLOCK 5 NO 1 HEE WONG TERRACE KENNEDY TOWN HONG KONG	200,000
WONG YUEN LAN (INVESTOR)	FLAT F 4/F BLOCK 1 CRONIN GARDEN NO 2 PO ON ROAD KOWLOON	400,000





EXEMPTION NO.
82-3772

Form 表格 **SC1**

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
11	02	2003		-	-	-

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 200,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 12,480.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配）

HK$ 2,598,741,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	400,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$12,480.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

For Official U
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/03/2003 CC456908

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
YUEN LAM FAI ANTONY (INVESTOR)	FLAT 8 30/F ABBA HOUSE 227 ABERDEEN MAIN ROAD ABERDEEN HONG KONG	400,000		
	Total Shares Allotted by Class 各類股份分配總額	400,000		

Signed 簽名：[signature]

(Name 姓名)：(Ho Lam Lai Ping, Theresa) Date 日期： 21 March 2003

~~Director 董事~~／Secretary 秘書 *



EXEMPTION NO.
82-3772

Form 表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

17	03	2003	To 至	31	03	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment 此股份分配的總款額:-**

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 400,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 251,200.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,599,141,336.00
US$ 85,949.00

5 **Shares Allotted for Cash 用現金支付的分配股份**

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	800,000	HK$0.50	HK$0.814	-	HK0.314	HK$251,200.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

29/04/2003 EE462221

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HUANG CONNIE HONG (INVESTOR)	P. O. BOX 33134 SHEUNG WAN POST OFFICE HONG KONG	500,000		
WONG YUEN LAN (INVESTOR)	FLAT F 4/F BLOCK 1 CRONIN GARDEN NO. 2 PO ON ROAD KOWLOON	300,000		
	Total Shares Allotted by Class 各類股份分配總額	800,000		

Signed 簽名 : 

(Name 姓名) : (Ho Lam Lai Ping, Theresa) Date 日期 : 28 April 2003

~~Director 董事~~／Secretary 秘書 *

EXEMPTION NO.
82-3772

Form 表格 R1

Notification of Situation of Registered Office
註冊辦事處座落地點通知書



Companies Registry
公司註冊處

Company Number 公司編號: 31340

1 Company Name 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 Situation of Registered Office 註冊辦事處座落地點

28/F. and 29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

3 Effective Date 生效日期

15	04	2003
DD 日	MM 月	YYYY 年

Signed 簽名 :

Name 姓名 : Ho Lam Lai Ping, Theresa   Date 日期 : 22 April 2003

~~Director 董事~~ / Secretary 秘書

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
Guangdong Investment Limited 28/F. and 29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong Deadline: 28/04/2003	文件日期 25-04-2003 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)



Companies Registry
公 司 註 冊 處

EXEMPTION NO.
82-3772

Form 表格 R2

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

31340

1 **Company Name** 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 **Location of Registers or other documents** 登記冊或其他文件的備存地點 (Note 註 2)

Registers or other documents 登記冊或其他文件:-

Members 成員	Debenture Holders 債權證持有人
Directors & Secretaries 董事及秘書	Charges 押記
Minute Books 會議記錄簿	Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期 (DD 日 / MM 月 / YYYY 年)
Register of Members (Ordinary Shares)	**G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong**	**13 January 2003**

Signed 簽名 :

(Name 姓名): (HO LAM Lai Ping, Theresa) Date 日期 : 13 January 2003

~~Director 董事~~／Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
15 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Amended

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Li Wenyue HKID/Passport No. P965476(7) CONTACT PHONE NO. 2860 4450

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY [ ] MONTH N/A YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
ngdong Brewery Holdings Limited	Ordinary Share	400,000 *	400,000 *	N/A	N/A	N/A	N/A
ngdong Investment Limited	Ordinary Share	Nil	100,000 **	☒	☐	03/01/2003	HK$0.99
	Ordinary Share	100,000**	400,000 **	☒	☐	06/01/2003	HK$1.00

dinary shares held by my spouse Ms. TU Bai Yang.

rdinary shares in Guangdong Investment Limited held by my spouse Ms. TU Bai Yang.

rants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

RANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
attached "SCHEDULE A"			/ /			
			/ /			

XERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

tinue on separate sheet II insufficient space available)



ing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : Li Wenyue

Date : 9 1 2003
Day Month Year

SCHEDULE A

CTOR'S/CHIEF EXECUTIVE'S NOTICE

GUANGDONG INVESTMENT LIMITED

ENYUE

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
gdong Investment Limited	Ordinary Share	12,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
gdong Investment Limited	Ordinary Share	9,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil

Signature : 

Li Wenyue

Date : 9 Day 1 Month 2003 Year

SCHEDULE A

ECTOR'S/CHIEF EXECUTIVE'S NOTICE

GUANGDONG INVESTMENT LIMITED

VENYUE

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
ngdong Investment Limited	Ordinary Share	6,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 

Li Wenyue

Date : 9 (Day) 1 (Month) 2003 (Year)

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO. 82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Ye Xuquan HKID/~~Passport~~ No. R004702(2) CONTACT PHONE NO. 2852 9928

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4 N/A 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

LS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Guangnan (Holdings) Limited	Ordinary Share	55,000,000	0	☐	☒	30 / 12 / 2002	HK$0.126
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Per attached "SCHEDULE A"						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Ye Xuquan

Date : 12 / 3 / 2003
Day Month Year

SCHEDULE A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

RE: GUANGDONG INVESTMENT LIMITED

YE XUQUAN

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Guangdong Investment Limited	Ordinary Share	12,000,000	10/08/2001	Commencing on 11/02/2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
Guangdong Investment Limited	Ordinary Share	9,000,000	07/05/2002	Commencing on 08/11/2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
Guangdong Investment Limited	Ordinary Share	6,000,000	04/12/2002	Commencing on 05/03/2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature: [signature]
Ye Xuquan

Date: 12 March 2003

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,200,982,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI (Surname)	WAI KEUNG (Other names)	李偉強
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E955031(7)		262102511730
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529837
		11. e-mail address
		rickyli@gdh.com.hk

12. Date of relevant event

15	04	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	800,000	HKD			0.740	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,500,000	0.09
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,500,000	0.09
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	02/05/2002	01/05/2007	0.000	0.740		700,000
	409	08/11/2002	07/11/2007	0.000	0.814		1,500,000
	409	05/03/2003	04/03/2008	0.000	0.960		1,500,000
	- Select -						
Short position(s)	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,201,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI (Surname)	WAI KEUNG (Other names)	李偉強
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E955031(7)		262102511730
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28529837
		11. e-mail address
		rickyli@gdh.com.hk

12. Date of relevant event

28	04	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	122	201	- Select -	800,000	HKD	1.090	1.088		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,700,000	0.07
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,700,000	0.07
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	409	02/05/2002	01/05/2007	0.000	0.740		700,000
	409	08/11/2002	07/11/2007	0.000	0.814		1,500,000
	409	05/03/2003	04/03/2008	0.000	0.960		1,500,000
	- Select -						
Short position(s)	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) WANG Man Kwan, Paul HKID/~~Passport~~ No. E765340(2) CONTACT PHONE NO. 2860 4368

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3 N/A 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

ame and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

eclaration of Interests subsistling at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
gdong Investment Limited	Ordinary Share	500,000	300,000	☐	☒	07/01/2003	HK$1.02
gdong Investment Limited	Ordinary Share	300,000	100,000	☐	☒	08/01/2003	HK$1.02
gdong Investment Limited	Ordinary Share	100,000	0	☐	☒	09/01/2003	HK$1.02

ants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

RANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
attached "SCHEDULE A"			/ /			
			/ /			

XERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

tinue on separate sheet II insufficient space available)

ing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
WANG Man Kwan, Paul

Date : 9 (Day) 1 (Month) 2003 (Year)

SCHEDULE A

ECTOR'S/CHIEF EXECUTIVE'S NOTICE

GUANGDONG INVESTMENT LIMITED

NG MAN KWAN, PAUL

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
angdong Investment Limited	Ordinary Share	1,000,000	10.08.2001	Commencing on 11.02.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.5312	Nil
angdong Investment Limited	Ordinary Share	1,500,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
ingdong Investment Limited	Ordinary Share	1,500,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00



Signature : WANG Man Kwan, Paul

Date : 9 (Day) 1 (Month) 2003 (Year)

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

03 ... 12 ... 7:21

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,200,982,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	MAN KWAN, PAUL (Other names)	王萬鈞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E765340(2)		376955026874
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address
		paulwang@gdi.com.hk

12. Date of relevant event

15	04	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	500,000	HKD			0.5312	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/02/2002	10/02/2007	0.000	0.5312		500,000
	409	08/11/2002	07/11/2007	0.000	0.814		1,500,000
	409	05/03/2003	04/03/2008	0.000	0.960		1,500,000
	- Select -						
Short position(s)	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A | 22 | 04 | 2003 |

25. Number of continuation sheets | 0 |

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,201,682,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	MAN KWAN, PAUL (Other names)	王萬鈞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E765340(2)		376955026874
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address
		paulwang@gdi.com.hk

12. Date of relevant event

24	04	2003
(day)	(month)	(year)

13. Date when director became aware of the *relevant event/ interest in the shares (if later)*

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	500,000	HKD			0.5312	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,000,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	08/11/2002	07/11/2007	0.000	0.814		1,500,000
	409	05/03/2003	04/03/2008	0.000	0.960		1,500,000
	- Select -						
	- Select -						
Short position(s)	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (**Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A | 28 | 04 | 2003 |

25. Number of continuation sheets | 0 |

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Wang Xiaofeng HKID/~~Passport~~ No. R093297(2) CONTACT PHONE NO. 2852 9972

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ N/A

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

[DET]AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

ıe and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

laration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
;dong Investment Limited	Ordinary Share	Nil	30,000	☒	☐	07/01/2003	HK$0.99
				☐	☐		

nts, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

ANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
ttached "SCHEDULE A"			/ /			
			/ /			

ERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

nue on separate sheet II insufficient space available)

g this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Wang Xiaofeng

Date : 9 Day 1 Month 2003 Year

SCHEDULE A

CTOR'S/CHIEF EXECUTIVE'S NOTICE

GUANGDONG INVESTMENT LIMITED

G XIAOFENG

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
gdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
gdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Wang Xiaofeng

Date : 9 (Day) 1 (Month) 2003 (Year)

EXEMPTION NO.
82-3772

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited   STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Wang Xiaofeng   HKID/~~Passport~~ No. R093297(2)   CONTACT PHONE NO. 2852 9972

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   ~~Yes~~ / No *   (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY [ ] MONTH [N/A] YEAR [ ]

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)].   1☐ 2☐ 3☐ N/A 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

S OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
A		

aofeng (Re: Guangdong Investment Limited)

me and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD

claration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
gdong Investment Limited	Ordinary Share	30,000	80,000	☒	☐	10/01/2003	HK$1.01
				☐	☐		

ants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

RANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
ttached "SCHEDULE A"			/ /			
			/ /			

ERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

inue on separate sheet II insufficient space available)

ng this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Wang Xiaofeng

Date : 14 / 1 / 2003
Day Month Year

SCHEDULE A

ECTOR'S/CHIEF EXECUTIVE'S NOTICE

GUANGDONG INVESTMENT LIMITED

NG XIAOFENG

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS						
(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
ngdong Investment Limited	Ordinary Share	1,000,000	07.05.2002	Commencing on 08.11.2002 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.814	Nil
ngdong Investment Limited	Ordinary Share	1,000,000	04.12.2002	Commencing on 05.03.2003 ("Commencement Date") and expiring at 5:01 p.m. on the business day immediately preceding the fifth anniversary of the Commencement Date.	HK$0.96	HK$1.00

Signature : 
Wang Xiaofeng

Date : 14 Day 1 Month 2003 Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) YU Lai ~~HKID~~/Passport No. G05227912 CONTACT PHONE NO. 2860 4368

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH N/A YEAR (Appointed as director on 25.02.2003)

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. N/A 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

:YU Lai

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (*Surname First for Individual*)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
L				☐	☐	/ /	
				☐	☐	/ /	

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
L			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
L				

continue on separate sheet if insufficient space available)

igning this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
YU Lai

Date : 25 2 03
Day Month Year

The Standard

11th February, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT AND RESUMPTION OF TRADING

The Board refers to the Company's announcement dated 27 May 2002. As announced by the Company in its announcement on 27 May 2002, the Board has been approached by the Company's parent company, GDH Limited, regarding a possible acquisition of various assets including the Company's 72 per cent. shareholding in Guangdong Brewery Holdings Limited and the Company's shareholding of approximately 71.56 per cent. in Guangdong Tannery Limited. A similar approach was made recently in mid January 2003. The Board confirms however that no formal discussions or further developments have taken place to date and that such approaches may or may not result in any transaction.

Should the approach result in a transaction, the Board understands that GDH Limited may apply to the Securities and Futures Commission for confirmation that an obligation to make a general offer for the shares of Guangdong Brewery Holdings Limited and Guangdong Tannery Limited will not apply.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 10 February 2003 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on **11 February 2003.**

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") refers to the Company's announcement dated 27 May 2002. As announced by the Company in its announcement on 27 May 2002, the Board has been approached by GDH Limited ("GDH"), which owns approximately 57.93 per cent. of the Company's shares, regarding a possible acquisition of various assets of the Company including the Company's shareholdings in its subsidiaries, Guangdong Brewery Holdings Limited ("Brewery") (of which the Company owns 72 per cent.) and Guangdong Tannery Limited ("Tannery") (of which the Company owns approximately 71.56 per cent.). A similar approach was made recently in mid January 2003. The Board confirms however that no formal discussions or further developments have taken place to date and that such approaches may or may not result in any transaction.

The Board notes the announcements made today by Brewery and Tannery in this connection.

Should this recent approach result in an acquisition of the Company's shares in Brewery and/or Tannery, the Board understands that GDH may apply to the Securities and Futures Commission for confirmation that an obligation to make a general offer for the shares of Brewery and Tannery under Rule 26.1 of the Code on Takeovers and Mergers will not apply. The Board further understands that such acquisition would constitute a connected transaction, and may constitute a discloseable transaction, for the Company.

Following the closing of its debt restructuring in December 2000 and in the light of its business strategy and commitments made to its financial creditors, the Company has been actively pursuing a policy of disposal of its non-core activities. If formal discussions commence with GDH, any offer from GDH will also be considered in a manner consistent with this existing policy.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 10 February 2003 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on **11 February 2003.**

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 10 February 2003

The directors of the Company (other than Mr. Zhang Yaning and Mr. Daniel Fung, who are currently out of Hong Kong and cannot

The Standard
18th February, 2003



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Reference is made to the Company's announcement dated 10 February 2003. Further to the Announcement, the Board confirms that there have been discussions between the Company and the Company's parent company, GDH Limited, regarding a possible acquisition by GDH Limited of various assets including the Company's 72 per cent. shareholding in Guangdong Brewery Holdings Limited and the Company's shareholding of approximately 71.56 per cent. in Guangdong Tannery Limited but no agreement has been reached thus far. The Board has also been informed that GDH Limited has today applied to the Securities and Futures Commission for confirmation that, in the event that the transaction should proceed, an obligation to make a general offer for the shares of Guangdong Brewery Holdings Limited and Guangdong Tannery Limited will not apply.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") refers to the Company's announcement dated 10 February 2003 (the "Announcement"). Further to the Announcement, the Board confirms that there have been discussions between the Company and GDH Limited ("GDH"), which owns approximately 57.92 per cent. of the Company's shares, regarding a possible acquisition by GDH of various assets of the Company including the Company's shareholdings in its subsidiaries, Guangdong Brewery Holdings Limited ("Brewery") (of which the Company owns 72 per cent.) and Guangdong Tannery Limited ("Tannery") (of which the Company owns approximately 71.56 per cent.) but no agreement has been reached thus far.

The Board notes the announcements made today by Brewery and Tannery in this connection.

The Board has also been informed that GDH has today applied to the Securities and Futures Commission for confirmation that, in the event that the transaction should proceed, an obligation to make a general offer for the shares of Brewery and Tannery under Rule 26.1 of the Code on Takeovers and Mergers will not apply.

The discussions between the Company and GDH are ongoing but no concrete terms have yet been finalised. Further announcements will be made by the Company as and when appropriate.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 17 February 2003

The directors of the Company (other than Dr. Li Kwok Po, David who is currently out of Hong Kong and cannot be contacted) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration, and that there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The Standard
26th February, 2003



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(Incorporated in Hong Kong with limited liability)

APPOINTMENT OF DIRECTOR

Mr. YU Lai has been appointed as a director of the Company.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") announces that Mr. YU Lai has been appointed as a director of the Company with effect from 25 February 2003.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 25 February 2003

The Standard
27th February, 2003



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSED CONNECTED AND DISCLOSEABLE TRANSACTION: DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY AND RESUMPTION OF TRADING

The Board refers to the Company's announcements dated 10 and 17 February 2003. Further to those Announcements, the Board confirms that on 26 February 2003, the Company entered into a conditional Share Purchase Agreement with the Company's parent company, GDH Limited, under which the Company will sell to GDH Limited various assets including the Company's 72 per cent. shareholding in Guangdong Brewery Holdings Limited and the Company's shareholding of approximately 71.56 per cent. in Guangdong Tannery Limited for a total consideration of approximately HK$1,451,226,000. As part of the Transaction, GDH Limited will also procure the release of the Guarantees.

Completion of the Agreement is conditional upon the satisfaction (or applicable waiver(s)) of all conditions precedent set out therein. These include obtaining the approval of the independent shareholders of the Company, the relevant regulatory/governmental authorities in the PRC (including Hong Kong), and compliance with the requirements (if any) of the Steering Committee under the Restructuring Scheme.

The Board understands that GDH Limited received from the Securities and Futures Commission on 24 February 2003 confirmation that an obligation for GDH Limited to make a general offer for the shares of Guangdong Brewery Holdings Limited and Guangdong Tannery Limited under Rule 26.1 of the Code on Takeovers and Mergers as a result of the Transaction will not apply.

GDH Limited is a substantial shareholder of the Company and the Transaction contemplated under the Agreement will constitute a connected transaction under Chapter 14 of the Listing Rules. Since the consideration exceeds HK$10,000,000 or 1.0 per cent. of the Modified Asset Value of the Group, the Transaction will require independent shareholders' approval and GDH Limited and its associates (as defined in the Listing Rules) are required to abstain from voting on the relevant shareholders' resolutions. In addition, the Transaction will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

A circular containing details of the Transaction, the advice from the independent board committee of the Board and from the independent financial advisers, together with a notice of an extraordinary general meeting of the Company to be held to consider and approve the Transaction, will be despatched to shareholders as soon as practicable.

At the request of the Company, trading the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 25 February 2003 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on 27 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

[The] board of directors (the "**Board**") of Guangdong Investment Limited (the "**Company**") refers [to th]e Company's announcements dated 10 and 17 February 2003 (the "**Announcements**"). Further [to th]ose Announcements, the Board confirms that on 26 February 2003, the Company entered into [a co]nditional Share Purchase Agreement (the "**Agreement**") with GDH Limited ("**GDH**"), which [hold]s approximately 57.92 per cent. of the Company's issued ordinary shares. Under the Agreement:

for a total consideration of approximately HK$1,451,226,000, the Company agrees to sell to GDH, and GDH agrees to acquire, the following assets of the Company:

- the Company's entire shareholdings in its two Hong Kong listed subsidiaries, Guangdong Brewery Holdings Limited ("**Brewery**") (of which the Company owns 72 per cent.) and Guangdong Tannery Limited ("**Tannery**") (of which the Company owns approximately 71.56 per cent.);
- the Company's 100 per cent. shareholdings in two private companies (Supertime Development Limited ("**Supertime**") and Guangdong (H.K.) Tours Company Limited ("**Tours**") (together, the "**Private Companies**"));

Completion of the Transaction is conditional upon satisfaction of, among others, the following conditions:

(a) the approval of the Agreement and the transactions contemplated therein by the independent shareholders at an extraordinary general meeting of the Company;

(b) the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, waivers and other approvals necessary for or in respect of the proposed acquisition of Brewery, Tannery and the Private Companies by GDH having been obtained by the Company and/or GDH from appropriate governments, governmental, supranational or trade agencies, courts or other regulatory bodies or other persons on terms reasonably satisfactory to GDH or the Company (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, waivers and other approvals remaining in

- the 24.8 per cent. interest held by Guangdong Properties Holdings Limited (a wholly-owned subsidiary of the Company) in the registered capital of 廣州市番禺粵海房地產有限公司 (Guangzhou Panyu Yue Hai Real Estate Limited) ("**GPY**") (the "**Indirect Interest**");
- net inter-company debts, being the amounts outstanding at the date of completion of the Transaction, owed to the Company and certain of its subsidiaries by Tannery, the Private Companies and certain of their respective subsidiaries (the "**Inter-Company Debts**"); and

(b) GDH agrees to procure the Company's release from its guarantee obligations (the "**Guarantees**") in respect of credit facilities totalling approximately HK$67,915,000 extended by financial creditors to Tours and Prospect Top Developments Limited, a subsidiary of Supertime,

(the "**Transaction**").

The Board notes the announcements made today by Brewery and Tannery in this connection.

The Board understands that the Securities and Futures Commission confirmed to GDH on 24 February 2003 that an obligation for GDH to make a general offer for the shares of Brewery and Tannery under Rule 26.1 of the Code on Takeovers and Mergers as a result of the Transaction will not apply.

THE AGREEMENT

The Agreement is dated 26 February 2003, and the parties thereto are the Company and GDH. Under the Agreement, the Company agrees to sell to GDH, and GDH agrees to acquire, the Company's holding of 72 per cent. of the issued share capital of Brewery and the Company's holding of approximately 71.56 per cent. of the issued share capital of Tannery (the "**Sale Shares**"), all of the Company's shareholdings in the Private Companies, the Indirect Interest and the Inter-Company Debts. The Inter-Company Debts to be assigned to GDH will be those amounts outstanding at the date of completion of the Transaction. As at 31 December 2002, the total outstanding net Inter-Company Debts was approximately HK$651,800,000.

The total consideration for the assets to be disposed of is approximately HK$1,451,226,000, to be satisfied by (i) a cash payment (to be funded by internal resources of GDH) of HK$1,036,190,000 payable in full on completion of the Transaction (the "**Cash Consideration**") plus (ii) an undertaking from GDH to release the Company on or by the date of completion from repayment obligations in respect of approximately HK$415,036,000 of debt owed by the Company to GDH (the "**Debt Release**"). As part of the Transaction, GDH will also procure the release of the Guarantees.

The consideration was arrived at after arm's length negotiations between the Company and GDH. The consideration was determined with reference to the business valuations provided by the parties' financial advisers and independent valuer, American Appraisal Hongkong Limited. For all the assets being disposed of, the Company's financial adviser used discounted cashflow analysis to determine their values. For Brewery, market comparable analysis was also used to compare earnings multiples of other listed brewery companies. Given Tannery has a small market capitalisation but a moderate asset size, the value of its listing status was also considered by reference to recent transactions. The final agreed consideration was within the range of the business valuations as provided by the Company's financial adviser.

Discussions between the Company and GDH regarding the consideration focussed upon the overall consideration to be paid under the Transaction. In particular, no attempt was made by the Company and GDH to agree an apportionment of the overall consideration between the various different assets to be acquired by GDH, since it was not necessary as a commercial matter to reach any such agreement. Accordingly, the Agreement does not contain an apportionment of the overall consideration.

(c) all necessary consents and approvals in respect of the assignment of the Inter-Company Debts having been obtained by the Company;

(d) the necessary consents and approvals having been obtained from the Steering Committee of the financial creditors of the Company under its restructuring scheme entered into in December 2000 (the "**Restructuring Scheme**"); and

(e) all necessary waivers or confirmations of existing waivers in respect of any existing on-going connected transactions having been obtained from The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

Completion is expected to take place three business days following fulfilment of the conditions set out above or the waiver by the Company and/or GDH (as the case may be) of conditions (b) to (e), which is presently expected to be on or before 30 April 2003, but will in any event be no later than 31 December 2003 (unless extended by the Company and GDH by mutual agreement).

Following the Transaction, Brewery, Tannery and the Private Companies will be (respectively) 72 per cent., approximately 71.56 per cent. and 100 per cent. owned by GDH and will cease to be subsidiaries of the Company. Likewise, following the Transaction, the Company will cease to have any interest in GPY. Based on the 2002 unaudited management accounts of the assets being disposed of under the Transaction, the Company estimates that the Transaction will result in a loss to the Company and its subsidiaries (the "**Group**") of approximately HK$1,664,000.

Upon completion of the Transaction, certain existing arrangements between (i) members of the Group and (ii) Brewery, the Private Companies, GPY and their respective subsidiaries will constitute connected transactions of the Company. The Company will apply to the Stock Exchange for appropriate waivers and comply with Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") in relation to any continuing connected transactions.

REASONS FOR THE TRANSACTION

The Company completed a comprehensive restructuring comprising, *inter alia*, a business restructuring, a debt restructuring and a management restructuring in December 2000. The Group is, at present, principally engaged in investment holding, utilities, manufacturing, infrastructure, property, and hotels and tours. As part of the restructuring, the Company stated that it intended to concentrate on its core business activities, being utilities, infrastructure, property and hotels (the "**Core Businesses**"). By effecting the disposal of Brewery, Tannery, the Private Companies and the Indirect Interest, the Transaction is part of the Company's implementation of its business strategy which is in line with its restructuring effort. Upon completion of the Transaction, all of the Company's assets will be directly or indirectly engaged in the Core Businesses.

Under the Transaction, the Company seeks to dispose of (among other assets) the Sale Shares, the Private Companies and the Indirect Interest. In respect of the Sale Shares, Brewery's principal business is investment holding, and its subsidiaries are principally engaged in the production, distribution and sale of beer; and Tannery's principal business is investment holding and the provision of corporate management services to its subsidiaries, which are principally engaged in the processing and sale of semi-finished and finished leather. In respect of the Private Companies, Supertime is principally engaged in investment holding in malt manufacture business; and Tours is principally engaged in travel services. In respect of the Indirect Interest, although GPY is principally engaged in property investment and development, GPY's contribution to the Core Businesses is small as the Company has only a small non-strategic interest (held through Guangdong Properties Holdings Limited) in GPY.

As the Company's parent company, GDH wishes to support and assist the Company to implement its business strategy and has agreed, via the Transaction, to acquire the non-core assets of GDI.

The Standard
27th February, 2003

The sale proceeds arising from the Transaction will be used to repay debt obligations under the Restructuring Scheme.

The benefits expected to accrue to the Company as a result of the Transaction include:

- the Company's continued implementation of its business strategy;
- the Company's ability to continue to increase its business focus on its Core Businesses and to increase its involvement therein, whether by investment in existing operations or by acquisition, which the Company believes will offer attractive returns in the long run and long term growth prospects, in the PRC (including Hong Kong); and
- the Company's improved debt position resulting from the application of the sale proceeds arising from the Transaction towards repayment of debt obligations under the Restructuring Scheme. The Company's gearing ratio will decrease as a result of the Transaction. In addition, it may enable the Company to borrow or refinance on more favourable terms than currently apply.

In addition, as noted above, as a result of the Transaction the Company's debt levels will be significantly reduced and its financial condition improved. That will give the Company increased scope and flexibility in dealing with its financial liabilities. The Company believes that after the transaction it will be in a position to borrow or refinance its existing debts on more favorable terms. As noted in two previous announcements dated 7 August 2002 and 19 August 2002, respectively, the Company intends to seek to restructure the entire issued US$125,000,000 3¼% redeemable cumulative convertible preference shares in the capital of the Company (the "**CPS**"). Finally, the Company is considering measures such as a court approved capital reduction that would reduce the Company's accumulated losses. Work is being done on all of these matters with a view to permitting the earlier resumption of the payment of dividends to the holders of its ordinary shares out of distributable profits. However, work is only at a preliminary stage and no decision has yet been taken in any of these regards. Nor is the Company in a position to predict whether and when any further progress will be made. In any event, any amendment to the terms of the CPS will require, inter alia, independent shareholders' approval.

The net results before and after taxation and extraordinary items attributed to the assets being disposed of under the Transaction in respect of the 2000 financial year and the 2001 financial year were:

	Brewery			Tannery			Supertime			Tours			GPY		
	H1 2002	2001 (HK$'000)	2000	H1 2002	2001 (HK$'000)	2000	H1 2002	2001 (HK$'000)	2000	H1 2002	2001 (HK$'000)	2000	H1 2002	2001 (HK$'000)	2000
Profit/(Loss) before taxation	54,985	49,107	23,575	(190,616)	(98,406)	(108,668)	8,577	5,829	(20,467)	(58,116)	(20,993)	(116,049)	36,602	92,591	91,177
Profit/(Loss) after taxation	46,885	37,040	4,532	(190,616)	(98,318)	(107,697)	6,461	4,409	(20,837)	(58,411)	(21,482)	(117,054)	24,524	59,694	61,927
Net Asset Value	808,477 **	795,117 *	-	266,428 **	237,296 *	-	339,061 **	326,485 *	-	(78,578)**	(66,262)*	-	90,680 **	84,690 *	-

* The approximate net asset value attributable to the Group of each of the assets being disposed of under the Transaction based on the latest available audited accounts as at 31 December 2001

** The approximate net asset value attributable to the Group of each of the assets being disposed of under the Transaction based on the latest available unaudited management accounts as at 30 June 2002

The closing price on the Stock Exchange of Brewery and Tannery shares on 24 February 2003 was HK$0.91 and HK$0.28 respectively. On the basis of such price per share, the Company's shareholding in Brewery had a market value of HK$819,000,000 and the Company's shareholding in Tannery had a market value of HK$105,028,000.

The terms of the Agreement have been arrived at after arm's length negotiations and are considered by the Board to be fair and reasonable after taking into account the total consideration of approximately HK$1,451,226,000 for the assets to be disposed of and the financial and commercial benefits expected to accrue to the Company noted above.

APPROVAL BY THE INDEPENDENT SHAREHOLDERS

GDH is a substantial shareholder of the Company and the Transaction will constitute a connected transaction under Chapter 14 of the Listing Rules. Since the consideration exceeds HK$10,000,000 or 1.0 per cent. of the modified asset value of the Group (details of which are set out in the Company's announcement dated 26 September 2002) ("**Modified Asset Value**"), the Transaction will require independent shareholders' approval and GDH and its associates (as defined in the Listing Rules) are required to abstain from voting on the relevant shareholders' resolutions. In addition, the Transaction will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Company has appointed ICEA Capital Limited as financial adviser to the Company in respect of the Transaction.

An independent board committee comprising of all four independent non-executive directors of the Company (being Chan Cho Chak, John, Dr. The Honourable Li, Kwok Po, David, Cheng Mo Chi, Moses and Fung, Daniel R.) has been appointed to advise the shareholders on the terms of the Transaction and whether they are fair and reasonable so far as the independent shareholders are concerned. N M Rothschild & Sons (Hong Kong) Limited has been appointed as independent financial adviser to advise the independent board committee in respect of the Transaction.

GENERAL

A circular containing details of the Transaction, the advice from the independent board committee of the Company and from the independent financial adviser, together with the notice of an extraordinary general meeting of the Company to be held to consider and approve the Transaction, will be despatched to shareholders as soon as practicable.

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 25 February 2003 pending the release of this announcement. Application has been made for trading to resume at 9:30 a.m. on 27 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Li Wenyue
Chairman

Hong Kong, 26 February 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in this announcement have been arrived or after due and careful consideration, and that there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

EXEMPTION NO.
82-3772

THE STANDARD

31st March, 2003

ge of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever reliance upon the whole or any part of the contents of this announcement.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(incorporated in Hong Kong with limited liability)



GUANGDONG BREWERY HOLDINGS LIMITED
(粵海啤酒集團有限公司)*
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

003, Morefit entered into the Agreement with SBA, a connected person of *each of GDI and GDB as defined* under the Listing Rules, for the acquisition of the Sale Shares and the Shareholder's Loan for the Consideration.

constitutes a connected transaction of each of GDI and GDB under the Listing Rules. The Agreement is subject to the approval of the shareholders of GDB (excluding those shareholders prohibited by the Listing Rules from esolution) voting at a special general meeting convened to approve the Agreement pursuant to Rule 14.26 of the Listing Rules. As the controlling shareholder of GDB has confirmed in writing on 28 March 2003 that in the oval from GDB's shareholders in respect of the Agreement *is required*, it will vote in favour of the Agreement, the passing of any resolution in respect of the Agreement by the shareholders of GDB will be a foregone no shareholder of GDB will be required to abstain from voting, the expense to GDB of holding a shareholders' meeting would be an unnecessary expense. In view of the aforesaid, GDB will apply to the Stock Exchange for he requirement under the Listing Rules for GDB to hold a general meeting to seek shareholders' approval in respect of the Agreement. Approval of the shareholders of GDI is, however, not required pursuant to Rule 14.25(1) Rules as the Consideration represents less than the higher of (i) HK$10,000,000 and (ii) HK$165,119,000, being the monetary threshold of 1 per cent. of the modified asset value of GDI Group as at 30 June 2002 as ler the modified assets test under the Modified Calculation Concession. *Details of the Agreement will* be included in the next published annual report and accounts of GDI.

directors of GDI and GDB (including their respective independent non-executive directors) consider that the Agreement is in the ordinary course of business of each of GDI and GDB and the terms of the Agreement have l on an arm's length basis and on normal commercial terms which are fair and reasonable so far as the respective shareholders of GDI and GDB are concerned.

NT DATED 28 MARCH 2003

id

: Companies is owned as to 60 per cent. by Shenzhen Kingway, 30 per cent. by Morefit and 10 per A. SK Companies are engaged in the brewing and packaging of beer under the brand name "Kingway" tion mainly in the PRC. SKB is engaged in the brewing and distribution of "Kingway" beer. SKP is the packaging of "Kingway" beer. SKU is engaged in the provision of water and electricity supplies l SKP.

: SBA
Morefit

e Shares

the fulfillment of the condition precedent (as described in paragraph (e) below), SBA agreed to sell t agreed to acquire the Sale Shares with effect from the Sale Shares Completion.

areholder's Loan

the fulfillment of the condition precedent (as described in paragraph (e) below), SBA agreed to assign r the Shareholder's Loan and Morefit agreed to accept the same with effect from the Loan Transfer n.

precedent

ment is conditional upon the approval of the shareholders of GDB (excluding those shareholders by the Listing Rules from voting on the resolution) voting at a special general meeting convened to e Agreement on the terms specified therein, or a waiver being granted to GDB by the Stock Exchange the Agreement from the approval requirement on or before 31 May 2003 (or such later date as may be by SBA), failing which the Agreement shall be terminated and neither party shall have any claim other party.

tion

leration in the sum of RMB75,000,000 in cash (equivalent to approximately HK$70,668,000) comprises 0,000 *(equivalent to approximately* HK$14,134,000) being the consideration for the sale and purchase Shares and RMB60,000,000 (equivalent to approximately HK$56,534,000) being the consideration ignment and transfer of the Shareholder's Loan. The consideration for the sale and purchase of the s was determined with reference to the business enterprise value of SK Companies net of shareholders' *ated in the Valuation Report. The Consideration shall be payable* by Morefit to SBA in the following

meeting convened to approve the Agreement pursuant to Rule 14.26 of the Listing Rules. However approval of the shareholders of GDI is not required pursuant to Rule 14.25(1) of the Listing Rules as the Consideration represents less than the higher of (i) HK$10,000,000 and (ii) HK$165,119,000, being the monetary threshold of 1 per cent. of the *modified asset value of GDI Group* as at 30 June 2002 as determined under the modified assets test under the Modified Calculation Concession. Details of the Agreement will be included in the next published annual report and accounts of GDI.

As at the date hereof, GDI has an approximate 71.98 per cent. interest in GDB and is GDB's controlling shareholder. Reference is made to the announcement of 26 February 2003 of GDI and GDB respectively, in which GDI and GDB respectively announced that on that day, GDI entered into a conditional agreement with GDH Limited for the sale and purchase of, inter alia, GDI's entire interest in GDB. It is anticipated that completion of the said agreement will take *place soon after the issuance* of this announcement subject to the fulfillment of the conditions set out in the said agreement including, inter alia, the approval of the independent shareholders of GDI. Accordingly, upon completion of the said agreement, GDH Limited will be interested in approximately 71.98 per cent. of GDB and thereby become GDB's controlling shareholder. GDH Limited has confirmed in writing on 28 March 2003 that in the event that *approval from GDB's shareholders in respect* of the Agreement is required, it will vote in favour of the Agreement. SBA is the only connected person interested in the Transaction and would be the only connected person required to abstain from voting at the shareholders' meeting to approve the Transaction. However since SBA does not have any interest in the issued share capital of GDB, no shareholder of GDB would be required to abstain from voting.

Since the passing of any resolution in respect of the Agreement by the shareholders of GDB will be a foregone conclusion and no shareholder of GDB will be required to abstain from voting, the expense to GDB of holding a shareholders' meeting would be an unnecessary expense. In view of the aforesaid, GDB will apply to the Stock Exchange *for a waiver from the requirement* under the Listing Rules for GDB to hold a general meeting to seek shareholders' approval in respect of the Agreement.

GENERAL

TIS Securities (HK) Limited has been appointed as the independent financial adviser to advise the shareholders of GDB on whether the terms of the Agreement are fair and reasonable in so far as the shareholders of GDB are concerned. A circular containing details of the Agreement, Valuation Report and the recommendation of the independent financial adviser will be despatched by GDB to its shareholders as soon as practicable.

TERMS USED IN THIS ANNOUNCEMENT

"Agreement"	a conditional agreement dated 28 March 2003 entered into between SBA and Morefit
"Business Day"	a day (not being a Saturday, Sunday or Hong Kong public holiday) on which banks are open for business in Hong Kong

First Instalment
Within 5 Business Days from the date the condition precedent (as described in paragraph (e) above) is ulfilled, Morefit shall pay to SBA RMB45,000,000 (equivalent to approximately HK$42,401,000) ("First nstalment") comprises RMB15,000,000 (equivalent to approximately HK$14,134,000) being the full consideration for the sale and purchase of the Sale Shares and RMB30,000,000 (equivalent to approximately HK$28,267,000) being part of the consideration for the assignment and transfer of the Shareholder's Loan.

Second Instalment
Upon signing of the Share Agreement (as defined in paragraph (g) below) and the Loan Agreement (as defined in paragraph (g) below), Morefit shall provide SBA with an irrevocable guarantee given by Shenzhen Development Bank, PRC in favour of SBA to secure Morefit's payment obligation of RMB30,000,000 (equivalent to approximately HK$28,267,000) ("Second Instalment"), being the remainder of the Consideration. The enforceability of such guarantee shall expire or terminate upon receipt of the Second Instalment by SBA or termination of the Agreement in accordance with the terms contained therein, whichever shall happen earlier.

Within 5 Business Days upon Sale Shares Completion, Morefit shall pay to SBA the Second Instalment.

nsideration was negotiated between the parties on an arm's length basis and on normal commercial terms. nsideration was determined with reference to the business enterprise value (defined in the Valuation to mean the total invested capital, net of the value of debt but including non-interest bearing shareholders' of SK Companies net of shareholders' loans as stated in the Valuation Report and the amount of the older's Loan. Payment of the Consideration will be funded by internal resources of GDB Group.

rst Instalment Obligations
eceipt of the First Instalment by SBA, the parties shall, inter alia, do the following:–

Within 2 Business Days thereafter, inter alios, the parties shall enter into share sale agreement for the transfer of the 10 per cent. interest in each of SK Companies (together form the Sale Shares) ("Share Agreement") and the loan transfer agreement for the assignment and transfer of the Shareholder's Loan ("Loan Agreement");

SBA shall procure that the one director nominated by it to the respective board of the SK Companies shall resign from the directorship of SK Companies. Morefit shall appoint an additional director to the respective board of the SK Companies; and

the parties shall proceed to obtain the necessary governmental approvals and registrations in the PRC for the transfer of the Sale Shares and the Shareholder's Loan and the corresponding changes to the joint venture agreement and article of association of each of SK Companies.

etion
Sale Shares
Unless otherwise waived by SBA, Sale Shares Completion shall take place when all the necessary approvals as required under the relevant PRC laws and regulations have been obtained, and all necessary changes of business registration have been completed.

Shareholder's Loan
Within 5 Business Days from Sale Shares Completion, Morefit shall pay to SBA the Second Instalment whereupon the Loan Transfer Completion shall take place when simultaneously Morefit and SBA shall execute and deliver to each of SK Companies notice of the assignment and transfer of the Shareholder's Loan.

OR THE TRANSACTION
principally engaged in utilities, infrastructure, property investment and hotels. GDB Group is engaged in , distribution and sale of beers mainly in the PRC. In view of the increasing demand of beer in the PRC, directors of GDI and GDB (including their respective independent non-executive directors) consider it oth GDI and GDB to increase GDB's investment in the brewery industry in the PRC by increasing GDB's hereby profit sharing in SK Companies. Immediately following the Sale Shares Completion, GDB's h of SK Companies shall be increased from approximately 87 per cent. to approximately 97 per cent, and t therein will thus be increased from approximately 62.62 per cent. to approximately 69.82 per cent. SK ffered a net loss of RMB47,771,000 (equivalent to approximately HK$45,012,000) for the financial year ad a net profit before and after taxation of RMB4,348,000 (equivalent to approximately HK$4,097,000) ial year of 2001. SK Companies were not required to make any tax payment for the financial year of 2001 ble to take advantage of the accumulated loss of the previous years.

directors of GDI and GDB (including their respective independent non-executive directors) consider that on is in the ordinary business of both GDI and GDB, and that the terms of the Agreement have been an arm's length basis and are normal commercial terms which are fair and reasonable so far as the reholders of GDI and GDB are concerned.

D TRANSACTION
substantial shareholder of each of SK Companies, is a connected person of each of GDI and GDB under ules. Accordingly, the Transaction constitutes a connected transaction of each of GDI and GDB under the . The latest published consolidated net tangible assets of GDB Group as at 30 June 2002 amounted to HK$1,140,203,000. The Consideration therefore represents 6.2 per cent. of the latest published consolidated ssets of GDB Group. Accordingly, the Agreement is subject to the approval of the shareholders of GDB se shareholders prohibited by the Listing Rules from voting on the resolution) voting at a special general

"Consideration"	the sum of RMB75,000,000 (equivalent to approximately HK$70,668,000) in cash being the aggregate consideration for the acquisition of the Sale Shares (RMB15,000,000 (equivalent to approximately HK$14,134,000)) and the Shareholder's Loan (RMB60,000,000 (equivalent to approximately HK$56,534,000))
"GDB"	Guangdong Brewery Holdings Limited
"GDB Group"	GDB and its subsidiaries
"GDI"	Guangdong Investment Limited
"GDI Group"	GDI and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Loan Transfer Completion"	completion of the assignment and transfer of the Shareholder's Loan
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Modified Calculation Concession"	the Modified Calculation Concession in relation to notifiable transactions in accordance with the guidelines for issuers with negative or negligible net tangible assets issued by the Stock Exchange as described in the announcements dated 3 May 2001, 24 August 2001 and 9 October 2001 respectively
"Morefit"	Morefit Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of GDB
"PRC"	the People's Republic of China
"Sale Shares"	10 per cent. interest each in SK Companies
"Sale Shares Completion"	completion of the sale and purchase of the Sale Shares
"SBA"	深圳市寶安區投資管理有限公司 (Shenzhen Bao An District Investment Management Company Limited), a company established in the PRC and a substantial shareholder of each of SK Companies
"Shareholder's Loan"	the loan in the aggregate sum of RMB60,000,000 (equivalent to approximately HK$56,534,000) representing the principal amount and interest thereon due and owing by SK Companies to SBA as at the date of the Agreement
"Shenzhen Kingway"	深圳金威啤酒有限公司 (Shenzhen Kingway Brewery Co., Ltd.), a company established in the PRC and is owned as to 95 per cent. by GDB and 5% by an independent third party which is not a connected person of GDB as defined in the Listing Rules
"SKB"	深圳金威啤酒釀造有限公司 (Shenzhen Kingway Brewing Co., Ltd.), a sino-foreign equity joint venture established in the PRC and is owned as to 60 per cent. by Shenzhen Kingway, 30 per cent. by Morefit and 10 per cent. by SBA
"SK Companies"	SKB, SKP and SKU
"SKP"	深圳金威啤酒包裝有限公司 (Shenzhen Kingway Packaging Co., Ltd.), a sino-foreign equity joint venture established in the PRC and is owned as to 60 per cent. by Shenzhen Kingway, 30 per cent. by Morefit and 10 per cent. by SBA
"SKU"	深圳金威啤酒公用工程有限公司 (Shenzhen Kingway Utility Co., Ltd.), a sino-foreign equity joint venture established in the PRC and is owned as to 60 per cent. by Shenzhen Kingway, 30 per cent. by Morefit and 10 per cent. by SBA
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transactions under the Agreement
"Transaction Completion"	Sale Shares Completion and Loan Transfer Completion
"Valuation Report"	a valuation report dated 28 February 2003 prepared by RHL Appraisal Limited on the business enterprise value of SK Companies
"HK$"	Hong Kong dollars
"RMB"	Renminbi, the lawful currency of the PRC

For illustrative purposes of this announcement, RMB1.0613=HK$1.00

By order of the Board of
Guangdong Investment Limited
Li Wenyue
Chairman

By order of the Board of
Guangdong Brewery Holdings Limited
Ye Xuquan
Chairman

Hong Kong, 28 March 2003

* *For identification purposes only*

The Standard
1st April, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

Results of Extraordinary General Meeting relating to, and Completion of, Connected and Discloseable Transaction: Disposal of Interests in Subsidiaries and Associated Company

The Board refers to the Company's Announcement. Further to that Announcement, the Board confirms that on 31 March 2003, an EGM was held to approve the Share Purchase Agreement and the connected transaction contemplated in the Share Purchase Agreement. The independent shareholders of the Company unanimously approved the Share Purchase Agreement and the connected transaction contemplated in the Share Purchase Agreement at the EGM. Completion of the Share Purchase Agreement occurred on the same day, as a result of which, among other things, the Company ceased to be, and GDH Limited became, a substantial shareholder of each of Guangdong Brewery Holdings Limited and Guangdong Tannery Limited.

The board of directors (the "**Board**") of Guangdong Investment Limited (the "**Company**") refers to the Company's announcement dated 26 February 2003 (the "**Announcement**"). Further to the Announcement, the Board confirms that on 31 March 2003, an extraordinary general meeting of the Company (the "**EGM**") was held to approve the share purchase agreement dated 26 February 2003 between the Company and GDH Limited, the Company's parent company (the "**Share Purchase Agreement**") and the connected transaction contemplated in the Share Purchase Agreement. The independent shareholders of the Company unanimously approved the Share Purchase Agreement and the connected transaction contemplated in the Share Purchase Agreement at the EGM. Completion of the Share Purchase Agreement occurred on the same day, as a result of which, among other things, the Company ceased to be, and GDH Limited became, a substantial shareholder of each of Guangdong Brewery Holdings Limited and Guangdong Tannery Limited.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 31 March 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration, and that there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

EXEMPTION NO.
82-3772



GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)

(Incorporated in Hong Kong with limited liability)

2002 ANNUAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS FOR THE YEAR

	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Turnover	6,737,025	7,271,518	4,947,984
Profit/(Loss) from operating activities	1,850,733	2,159,168	(596,224)
Provisions, net	331,728	161,099	1,242,207
Profit/(Loss) from operating activities (before finance costs and provisions)	2,182,461	2,320,267	645,983
Finance costs			
— Interest and other financing charges	1,244,999	1,566,474	572,367
— One-off finance costs associated with the debts refinancing of the GH Holdings Group* ("One-Off Finance Cost")	249,120	—	—
Profit/(Loss) before tax	530,142	660,346	(1,144,896)
Profit/(Loss) before tax — excluding One-Off Finance Cost	779,262	N/A	N/A
Profit/(Loss) from ordinary activities attributable to shareholders	281,108	285,542	(1,356,302)
Profit/(Loss) from ordinary activities attributable to shareholders — excluding One-Off Finance Cost	530,228	N/A	N/A
Shareholders' funds	9,415,383	9,117,497	8,517,133
Shareholders' funds — excluding One-Off Finance Cost	9,664,503	N/A	N/A
Total assets	32,246,166	33,378,532	35,916,779
Net financial borrowings[6]	16,537,125	17,785,665	19,128,260

* GH Water Supply (Holdings) Limited and its subsidiary

FINANCIAL RATIOS (As at 31 December)

	2002 *Adjusted*	2002	2001
Return on average shareholders' funds[1]	5.65%(i)	3.03%	3.24%
Post-tax return on average assets[2]	2.02%(i)	1.27%	1.53%
Interest cover[3]	1.59X(i)	1.33X	1.41X
Gearing[4]	N/A	2.02X(ii)	2.22X
Liquidity[5]	N/A	1.15X(iii)	1.39X

Notes:

(i) Excluding the One-Off Finance Cost

(ii) There was a slight improvement in gearing ratio compared to last year. However, following the completion of the Assets Disposal in March 2003 and the full repayment of the Company's "restructuring bank debts" in May, 2003, the Group's gearing ratio is expected to be further improved.

(iii) Portion of debts (the "WaterCo Debts") prepaid in 2001 by the GH Holdings Group has eliminated its current portion of the WaterCo Debts on the balance sheet, thus reducing the Group's "Current Liabilities" balance as at 31 December, 2001.

The refinancing of the WaterCo Debts completed on 20 December 2002, created a current portion of the new WaterCo Debts amounted to HK$541 million on the balance sheet, thus increasing the balance of the Group's "Current Liabilities" by the same amount as at 31 December 2002. Due to this reclassification of the new WaterCo Debts, the liquidity position of the Group was worse off compared with last year.

With the cash contribution from the water distribution business in 2003, repayments of new WaterCo Debts will eliminate its current portion of the new WaterCo Debts on the balance sheet, bringing back an improvement to the Group's liquidity position in 2003.

SHARE INFORMATION (as at 31 December)

	2002	2001	2000
Ordinary shares (HK$0.5 per share) in issue	5,162m	5,133m	4,868m
Market capitalisation (HK$)	5,007m	3,952m	4,381m
Closing market price per share	HK$0.97	HK$0.77	HK$0.90
Basic earnings/(loss) per share	3.91 cents	4.32 cents	(54.44 cents)
Basic earnings/(loss) per share — excluding One-Off Finance Cost	8.63 cents	N/A	N/A
Diluted earnings/(loss) per share	3.83 cents	4.24 cents	N/A
Diluted earnings/(loss) per share — excluding One-Off Finance Cost	8.45 cents	N/A	N/A
Net asset value per share	HK$1.82	HK$1.78	HK$1.75

Note:

1. $\frac{\text{Results attributable to shareholders}}{\text{(opening equity + closing equity)/2}}$
2. $\frac{\text{Results after tax}}{\text{(opening total assets + closing total assets)/2}}$
3. $\frac{\text{Results before tax + Total interest expense}}{\text{Total interest expense (includes the capitalised interest)}}$
4. $\frac{\text{Financial indebtedness}}{\text{Net asset value}}$
5. $\frac{\text{Current assets}}{\text{Current liabilities}}$
6. Financial borrowings – cash and cash equivalents

ANALYSIS OF FINANCIAL BORROWINGS (as at 31 December)

	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Loan maturity profile			
Within 1 year	1,016,173	540,812	1,149,179
In the 2nd year	677,237	1,342,426	1,196,938
In the 3rd to 5th year, inclusive	4,135,631	4,389,968	5,963,414
Over 5 years	12,496,506	13,117,206	12,910,400
	18,325,547	19,390,412	21,219,931
Currency	%	%	%
Hong Kong dollars	81.8	61.2	58.5
US dollars	10.5	*33.8	*38.9
Euro	0.1	0.1	1.0
Renminbi	7.6	4.9	1.6
Interest rate	%	%	%
Floating	**92.8	29.6	34.0
Fixed	7.2	70.4	66.0

Notes:

* Borrowings amounted to HK$3.1 billion were hedged by currency swap agreements.

** Borrowing amounted to HK$3.5 billion is hedged by a fixed interest rate swap agreement.

SOURCE OF FINANCING# (as at 31 December 2002)

	Available and committed %	Utilised %
Fixed rate notes	6.2	7.2
Bank and other borrowings	89.0	87.3
Floating rate notes/bonds	4.8	5.5
	100.0	100.0

Note:

\# Financing from the issue of the US$125,000,000 3¼% redeemable cumulative convertible preference shares with an outstanding balance of US$85,949,000 as at 31 December 2002, is not accounted for.

AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2002

The Board of Directors of Guangdong Investment Limited (the "Company" or "GDI") announces the audited consolidated results of the Company and its subsidiaries (the "Group" or the "GDI Group") for the year ended 31 December 2002 together with the comparative figures for 2001 as follows:

(a) Consolidated Profit and Loss Account

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER			
Continuing operations	c	4,659,956	4,956,992
Discontinuing/Discontinued operations		2,077,069	2,314,526
		6,737,025	7,271,518
Cost of sales		(3,951,985)	(4,258,508)
Gross profit		2,785,040	3,013,010
Other revenue and gains		148,921	182,038
Selling and distribution costs		(223,945)	(256,819)
Administrative expenses		(512,986)	(577,724)
Other operating expenses, net		(346,381)	(226,871)
Gain on disposal of curtain wall operation		—	25,534
Gain on disposal of leather ware products operation		636	—
Staff compensation payments in respect of discontinuation of packaging material operation		(552)	—
PROFIT FROM OPERATING ACTIVITIES	1	1,850,733	2,159,168
Finance costs	2	(1,494,119)	(1,566,474)
		356,614	592,694
Share of profit of a jointly-controlled entity		62,320	39,320
Share of profits less losses of associates		111,208	28,332
PROFIT BEFORE TAX			
Continuing operations		452,862	652,975
Discontinuing/Discontinued operations		77,280	7,371
		530,142	660,346
Tax	3		
Continuing operations		(96,058)	(119,108)
Discontinuing/Discontinued operations		(17,234)	(11,542)
		(113,292)	(130,650)
PROFIT BEFORE MINORITY INTERESTS		416,850	529,696
Minority interests		(135,742)	(244,154)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		281,108	285,542
Transfer (to)/from reserves, net		(46,571)	145,297
EARNINGS PER SHARE	5		
— Basic		3.91 cents	4.32 cents
— Diluted		3.83 cents	4.24 cents

(b) Adoption of new and revised statements of standard accounting practice ("SSAPs")

The following recently-issued and revised SSAPs have been adopted for the first time in the preparation of the current year's consolidated financial statements:

- SSAP 1 (Revised) : "Presentation of financial statements"
- SSAP 11 (Revised) : "Foreign currency translation"
- SSAP 15 (Revised) : "Cash flow statements"
- SSAP 33 : "Discontinuing operations"
- SSAP 34 : "Employee benefits"

(c) Segmented information

	Turnover 2002 HK'000	Turnover 2001 HK'000	Profit/(Loss) from operating activities after finance costs 2002 HK'000	Profit/(Loss) from operating activities after finance costs 2001 HK'000
By activities:				
Water supply	2,831,978	2,727,623	302,765	317,463
Power and electricity	464,370	578,001	(65,409)	212,037
Infrastructure	8,587	7,785	39,755	(9,313)
Property investment and development	398,685	693,787	106,926	266,220
Tours/Travel	271,030	323,245	(13,120)	19,423
Hotels	212,614	248,580	73,811	26,533
Brewery operations	593,052	543,922	104,943	63,877
Tannery operations	529,055	764,929	(73,672)	(80,552)
Malting operations	683,931	682,764	57,821	20,484
Retail & Trading	736,032	673,311	30,037	15,255
Others	7,691	27,571	(207,243)	(258,733)
	6,737,025	7,271,518	356,614	592,694
By geographical area:				
The People's Republic of China				
Mainland China	6,246,485	6,661,172		
Hong Kong	476,235	608,580		
Others	14,305	1,766		
	6,737,025	7,271,518		

(d) Extracts of Notes to Financial Statements

1. *Profit from operating activities*

The Group's profit from operating activities is arrived at after charging:

	2002 HK$'000	2001 HK$'000
Cost of inventories sold	2,385,997	2,641,565
Depreciation	426,100	461,308
Amortisation of deferred expenses*	4,998	12,915
Amortisation of reusable packaging materials*	6,667	11,523
Amortisation of the operating right*	493,287	494,096
Amortisation of trademarks*	700	1,400
Amortisation of prepaid rental*	111,009	111,190
Minimum-lease payments under operating leases:		
Land and buildings	16,916	15,462
Plant and machinery	—	589
	16,916	16,051
Auditors' remuneration	6,500	7,150
Staff costs (excluding directors' remuneration)		
Wages and salaries	373,607	469,299
Pension contributions	30,511	28,772
Less: Forfeited contributions	(943)	(1,109)
Net pension contributions#	29,568	27,663
	403,175	496,962
(Gains)/expenses included in other operating expenses, net:		
Amortisation of goodwill	238	119
Investment property revaluation deficit	89,432	68,129
Hotel property revaluation deficit/(surplus), net	(2,763)	4,196
Impairment of investment securities	1,890	932
Unrealised losses on revaluation of other investments	2,747	5,114
Impairment of trademarks	—	4,100
Impairment of properties under development	28,800	22,682
Reversal of impairment loss of properties under development	—	(21,000)
Impairment of investments in and loans to associates	—	11,224
Reversal of impairment loss of investment in an associate	—	(3,761)
Write-back of provision against an amount due from a fellow subsidiary	(3,207)	(8,000)
Impairment of fixed assets	55,343	39,440
Impairment of goodwill arising from acquisition of a subsidiary previously dealt with in reserves	—	21,918
Reversal of impairment loss of deconsolidated subsidiaries	—	(19,140)
Loss on disposal of subsidiaries, net	—	8,481
Loss on disposal of properties under development	—	9,079
Loss on disposal of fixed assets, net	13,857	20,518
Loss on disposal of certain interest in a subsidiary	—	3,087
Loss on disposal of investment properties	260	—
Provision against inventories	8,327	10,871
Provision for doubtful debts	40,906	24,394
Impairment of a contractual joint venture	110,253	—
Compensation payments in respect of the planned curtailment of operations of a subsidiary	—	4,616
and after crediting:		
Gross rental income from investment properties	278,568	259,962
Less: Outgoings	(14,547)	(17,299)
Net rental income from investment properties	264,021	242,663
Negative goodwill recognised as income^	11,003	10,286
Other rental income, net	37,975	28,153
Gain on disposal of a deconsolidated subsidiary	850	—
Gain on disposal of subsidiaries	2,939	—
Gain on disposal of associates, net	34,447	—
Gain on disposal of other investments	—	26,240
Royalty income from trademarks	500	1,500
Gain from settlement of a litigation	3,900	—
Interest income	31,457	60,692
Exchange gains, net	526	8,793

Notes:

* These amortisations for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

\# The amount of forfeited pension scheme contributions available at the current and prior year ends to reduce contributions in future years was not significant.

^ The negative goodwill recognised as income for the year are included in "Other revenue and gains" on the face of the consolidated profit and loss account.

2. *Finance costs*

	2002 HK$'000	2001 HK$'000
Interest on bank loans, overdrafts and other borrowings repayable:		
Within five years	140,552	406,368
Over five years	1,103,052	1,122,628
Interest on provision for bank loans guaranteed	21,073	46,706
Interest on finance leases	—	268
	1,264,677	1,575,970
Less: Interest included in prepaid construction costs	(34,006)	(11,768)
	1,230,671	1,564,202
Amortisation of swap cost in respect of the Swap Agreement	14,328	2,272
Finance charges for the amendment in respect of the Swap Agreement	136,266	—
Finance charges for the debts refinancing of the GH Holdings Group	112,854	—
Total finance costs for the year	1,494,119	1,566,474

3. *Tax*

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on assessable profits of subsidiaries of the Company in Mainland China and overseas have been calculated at the rates of tax applicable to those subsidiaries based on existing legislation, interpretations and practices in respect thereof.

	2002 HK$'000	2001 HK$'000
Company and subsidiaries:		
Hong Kong	4,795	5,912
Mainland China	84,039	110,261
Under provision in prior year	468	400
	89,302	116,573
Share of tax attributable to:		
Jointly-controlled entity	7,701	3,291
Associates	16,289	10,786
Tax charge for the year	113,292	130,650

4. *Dividend*

The Board of Directors does not recommend the payment of any dividend with respect to the ordinary shares for the year (2001: Nil).

As at 31 December 2002, the accumulated (but undeclared) fixed dividends on the preference shares amounted to HK$92,236,000. Such accumulated dividends, in respect of the period starting from 7 October 1998, do not accrue interest.

5. *Earnings per share*

The calculation of the basic and diluted earnings per share for the years ended 31 December 2002 and 2001 are based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Earnings:		
Net profit attributable to shareholders	281,108	285,542
Less: Provision for preference share redemption premium	(53,048)	(52,051)
Preference share dividend	(21,768)	(21,352)
Earnings for the purpose of basic and diluted earnings per share	206,272	212,139
Number of shares:		
Weighted average number of ordinary shares in issue	5,141,494,726	4,891,876,282
Effect of Additional Shares to be issued arising from the Acquisition from the date when all necessary conditions have been satisfied	137,500,000	16,500,000
For the purpose of basic earnings per share	5,278,994,726	4,908,376,282
Weighted average number of ordinary shares in issue	5,141,494,726	4,891,876,282
Assumed issued at no consideration on deemed exercise of all share options outstanding during the year	48,915,741	44,895,774
Effect of Additional Shares to be issued arising from the Acquisition from the beginning of year	198,000,000	66,000,000
For the purpose of diluted earnings per share	5,388,410,467	5,002,772,056

As part of the consideration for the acquisition of an 81% interest in GH Water Supply (Holdings) Limited ("GH Holdings") in 2000 (the "Acquisition"), the Company is committed to issue 66 million ordinary shares (the "Additional Shares") for each year of the five years commencing from 22 December 2000 (the "Earnout Period") to GDH Limited subject to the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo"), a subsidiary of GH Holdings, meeting the milestones as set out in an earnout agreement between the Company and GDH Limited dated 22 December 2000 (the "Earnout Agreement").

As WaterCo had already attained the performance milestones under the Earnout Agreement for the first, second, third and fourth years of the Earnout Period in connection with the issuance of Additional Shares in September 2001, March 2002, September 2002 and March 2003, respectively, the Company had an obligation to issue a total of 264 million Additional Shares to GDH Limited at a date which is the later of 21 December 2003 and the completion of the renovation project comprising the fourth expansion of the Dongshen Water Supply Project (the "Phase IV Renovation Project") which is expected to be in mid-2004.

The effects of the 198 million Additional Shares for the first, second and third years of the Earnout Period have been incorporated in the computation of the basic and diluted earnings per shares for the current year. However, the further 66 million Additional Shares for the fourth year of the Earnout Period have not been taken into account in the computation of the basic and diluted earnings per share for the current year because the relevant performance milestones were only met subsequent to the balance sheet date in March 2003.

In the current year, the effect of the Company arising from the exercise of the preference shares was anti-dilutive.

In the prior year, the effect of the Company arising from the exercise of the convertible bonds and preference shares was anti-dilutive.

CHAIRMAN'S STATEMENT

In this letter, I would like to share with you selected financial information from the past year, highlight for you some of the significant achievements realised by the Group this year, and leave you with some of my thoughts about the Group and our plans for the future.

In the following discussion of the Group's financial results for 2002, in addition to providing group wide information, I have paid particular attention to our core businesses. We consider our core businesses to be (i) water distribution, (ii) electric power generation, (iii) toll roads and bridges, (iv) property investment and development and (v) hotel operation and management. In the financial tables that follow this report, we have tried to provide you with useful historic financial information about these core businesses. We have done this in an effort to show how the group of core assets we currently own and manage has performed on an historic basis.

Results

The Group's turnover for the year amounted to HK$6,737,025,000 (2001: HK$7,271,518,000). The decrease in turnover was largely due to disposal of some non-core businesses in 2001 and a decrease in the turnover from the businesses of tours/travel and electric power generation, the respective turnover of which for the year was HK$271,030,000 and HK$4,652,266,000 (2001: HK$323,245,000 and HK$578,001,000). Turnover for the core businesses alone were HK$4,733,414,000 in 2002 (2001: HK$4,929,087,000), the decrease was mostly attributable to the unsatisfactory performance of the electric power generation business.

At our largest unit, the water distribution business, increase of sales volume of water, particularly in the Shenzhen and Dongguan regions, helped to improve the turnover by more than HK$104,355,000 to HK$2,831,978,000 from the 2001 figure of HK$2,727,623,000. The cash contribution received by the Company from the water distribution business amounted to HK$587,636,000 in 2002 (2001: HK$400,100,000).

The Group's operating profit before finance costs and provisions was HK$2,182,461,000, compared to HK$2,320,267,000 in 2001. The decrease was mainly due to the exclusion of operating profit from Panyu Riverside Garden which is no longer a subsidiary of the Group, the drop of income from Shaoguan Power Plant D (electric power generation business) due to tariff reduction and the tours business. These declines were partly offset by an increase in income from stronger water revenue, retail/rental business and brewery business coupled with successful cost savings exercise across the subsidiaries. Taking the core businesses by themselves, operating profit (before the one-off finance costs associated with the debts refinancing of the GH Holdings Group) was HK$865,829,000, comparing favourably to HK$828,195,000 in 2001. The slight increase of 4.47% is the result of a large interest saving for the year being partly offset by the unsatisfactory performance of the electric power generation business.

The consolidated profit attributable to shareholders amounted to HK$281,108,000 for the year, compared to HK$285,542,000 in 2001. The current year's result include one time costs incurred in connection with a substantial refinancing at the GH Holdings Group, (HK$249,120,000), a provision in respect of an impairment in value of the Group's interests in a contractual joint venture in a thermal power plant in Mainland China (HK$110,253,000), provisions relating to hotel properties and properties under development (HK$26,037,000), impairment and deficiency in value of fixed assets (HK$55,343,000), revaluation deficit on investment properties (HK$89,432,000), impairment in value of investments (HK$4,637,000) deficits against inventories (HK$8,327,000) and provisions for doubtful debts (HK$37,699,000).

As described below, great progress was made in refinancing our group-wide debts. The GH Holdings Group refinanced most of its debts in December 2002. The Company and certain standalone companies made substantial progress in retiring the debts that they restructured in December 2000. As a result of this progress, we expect to see significant interest savings for the Group in the years ahead.

While earnings per share of HK$0.0391 were down 9% from last year, excluding the one time costs associated with the GH Holdings Group debts refinancing, the adjusted earnings per share would have been HK$0.0863, a 100% increase over 2001.

Strategic Developments

Since I wrote to you last year, the Group has made meaningful progress on a variety of strategic fronts. We successfully completed an approximately HK$14.8 billion refinancing at our water distribution business, which will result in substantial interest savings and increased earnings. We have continued to improve our management systems and the professionalism of our team, which, together with several cost control initiatives, has resulted in improved financial performance at our key operating businesses. In February 2003 we announced that we would be selling substantially all of our non-core businesses for approximately HK$1.5 billion (the "Assets Disposal"). That transaction closed on 31 March 2003. Finally, using the proceeds of this assets sale, cash flow from operations, together with the financial support from GDH Limited, we have notified our financial creditors that the Company will repay all of its remaining debts that were originally restructured in December 2000.

The GH Holdings Group debts refinancing

At the time of our acquisition of the water distribution business in 2000, the GH Holdings Group was capitalised with approximately HK$14.8 billion of debts with an average cost of approximately 7.7% per annum in 2002. On 20 December 2002, almost two years exactly from the closing of our original restructuring, we signed a new credit agreement that enabled us to refinance those old debts at substantially lower interest rates. The refinanced debts are a floating rate interest facilities with margins ranged from 1% to 1.339% plus HIBOR per annum, part of which has already been hedged by swap agreements.

This refinancing did however result in several substantial one-time charges. Upfront banking, commitment and advisory fees amounted to HK$112,854,000, and we also incurred costs of HK$136,266,000 with respect to the unwinding of a currency swap that was associated with the refinanced debt. While these charges reduced our 2002 reported earnings per share by approximately HK$0.05 per share, we expect to recoup those costs entirely in 2003 and look forward to the savings we expect to enjoy over as a result of the refinancing over the next 10 years.

Operational improvements

Across the Group we have strived to improve operational efficiencies, manage costs aggressively, improve the quality our team and the competitiveness of our businesses. Highlights from this effort include increases in our water revenue tariff collection efforts in Shenzhen and Dongguan, where sales volumes (in million cubic metres) increased almost 18%. At our Hong Kong hotel group, numerous efforts to improve our team and the quality of our service resulted in a higher occupancy rates and higher operating margins. Finally, at Teem Plaza, our multi-use mall in Guangzhou, we continue to be the market leader and in a difficult real estate environment we were able to enjoy an increase of 2% in our rental income.

Sale of non-core businesses; prepayment of restructuring debts

Perhaps the most dramatic event took place after the end of our fiscal year. By successfully closing on the sale of substantially all of our non-core businesses, we have completed the most significant strategic objectives we set out for ourselves two years ago. At the time of our restructuring in December 2000, we told the market that we intended to transform the Company into a focused utilities and infrastructure player and that we wanted to pay down our restructuring debts ahead of schedule. I am excited to tell you that as of 31 March 2003 we completed the transformation of the Group. We have now exited all of our non-core businesses and going forward our business efforts will be focused on five core areas namely, water distribution, electric power generation, toll roads and bridges, property investment and development and hotel operation and management.

In December 2000, when we closed our restructuring, debts subject to restructuring at the Company level amounted to HK$4.52 billion and debts subject to restructuring at selected stand-alone subsidiaries amounted to an additional HK$2.27 billion. Over the last two years we have made significant progress in paying down these debts. As of 31 December 2002 at the Company level, we had repaid a total of approximately HK$2.48 billion which is more than completing the 5-year debt repayment milestones and also 2½ years ahead of schedule. The stand-alone subsidiaries by the same date had also reduced their restructuring debts by more than 90%, to just HK$0.2 billion. And, in less than ½ year's time on 1 April 2003, we announced that by using the proceeds from the Assets Disposal, cash flow from operations, and the financial support from GDH Limited, we will repay all of the Company's remaining restructuring debts, amounted to HK$2.04 billion, on 2 May 2003.

Prospects

Although we have made much progress over the last twelve months, we do not intend to rest and accept the status quo. We have several key initiatives that we plan to pursue in 2003 and beyond.

As mentioned in our earlier announcements, we are working hard to make the operational and financial improvements that will allow us to resume payments of dividends on our ordinary shares. In that regard, we continue to study the possibility of seeking a court approved capital reduction. Such a move would reduce the Company's accumulated losses and bring forward the day that we will no longer have a net loss position on our balance sheet. In addition, at an appropriate time we will seek to restructure our outstanding convertible preference shares ("CPS"). Under their existing terms, the CPS do not allow the payment of dividends on our ordinary shares unless and until no cumulative dividends on the CPS remain outstanding. While work is only at a preliminary stage and there is not yet any specific plan in these matters and also there is no assurance that our endeavors as outlined above will necessarily succeed, we intend to keep you appraised of our progress.

We will continue in our efforts to manage our existing assets as efficiently as possible. We hope to continue to increase sales and margins through aggressive management and continued adoption of international best practices. Where possible we will seek to prudently expand our current businesses. We have also begun to actively look out for and critically appraise acquisition opportunities in our core businesses.

On behalf of the Group, let me assure you that we know that a high standard of corporate governance, integrity, ethical behaviour and accounting ethics are keys to corporate success. We will continue to measure ourselves against international standards in the management and operation of our businesses and in making investments, financing and personnel management decisions. The Group recognises its obligations to justify the trust the shareholders have placed in it, and management will continue to work with diligence and prudence in the overseeing of our shareholders' assets.

In closing, I would like to express my sincere thanks to all my fellow Directors and all staff of the Group for their dedicated hard work and support. Furthermore, I would also like to express my gratitude to Mr. ZHANG Yaping, who resigned as Managing Director of the Company in December 2002, for all the important contributions he has made to the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operating Results

A summary of the performance of the Group's major businesses during the year under review is as follows:

Water Distribution

Profit contribution from the Water Project remained significant to the Group. The lower volume and revenue due to the rainy climate in the southern part of the Guangdong Province during the first six months of the year was more than recovered in the second half of the year. For 2002, the total sales volume of water in the Shenzhen and Dongguan areas reached 718 million (2001: 608 million) cubic meters while the contracted volume of water supplied in Hong Kong reached 800 million (2001: 790 million) cubic meters.

Effective cost and management controls and an improved tariff collection mechanism in the Dongguan area contributed to a further increase in the operating results from the Water Project. The operating profit before finance costs of the Water Project in 2002 was HK$1,634,804,000, 11.14% higher than the previous year (2001: HK$1,470,951,000).

Electric Power Generation

Sales of electricity by the Shaoguan Power Plant D (the "Shaoguan PPD") were adversely affected by a series of shutdowns that occurred after a major repair in July, heavy rains during August and September, and a reduction in tariffs that become effective in August. Sales of electricity by the Shaoguan PPD amounted to HK$464,370,000 (2001: HK$578,001,000), 19.66% lower than 2001. The electricity sold in the year was amounted to 1,280 million kwh (2001: 1,460 million kwh), 12.33% lower than 2001. The operating profit before taxation of the Shaoguan PPD in 2002 was HK$46,595,000 (2001: HK$212,533,000), a decrease of 78.08%.

The associated company of Shaoguan PPD namely, 廣東省韶關粵江發電有限責任公司 (Guangdong Shaoguan Yue Jiang Power Supply Limited (the "Yue Jiang PP")), had its first full year commercial operation in 2002. The share of the operating profit before taxation of the Yue Jiang PP in 2002 amounted to HK$12,111,000 (9 months' soft operation in 2001: HK$4,539,000). The related amount of electricity sold in the year was 177 million kwh (9 months' soft operation in 2001: 91 million kwh).

Share of sales of electricity by the Group's power plant in Meixian, an investment of an associated company, amounted to 171 million kwh (2001: 170 million kwh). The related sales revenue and operating profit before taxation respectively were HK$62,985,000 and HK$29,388,000 (2001: HK$66,113,000 and HK$31,261,000).

Toll Roads and Bridges

In 2002, an after-tax profit of HK$105,829,000 (2001: HK$70,645,000) was generated from the "2 Roads and 2 Bridges" projects. The considerable increase in profit was driven by a large savings in interest expense that arose after a refinancing of the projects' loan facility in June 2001.

The Qinglian Highway, which links Qingyuan and Lianzhou in the Guangdong Province, recorded a slight increase in traffic flow, and revenue in 2002, HK$272,000,000 (2001: HK$269,000,000). The average daily traffic in 2002 was 31,815 vehicle trips as compared to 31,551 vehicle trips in 2001. The Company's effective interest in this project is 7.23%.

The Guangzhou-Shantou Highway (Huizhou Section) recorded an increase of 6.7% in traffic flow, resulting in an increase in revenue to HK$120,000,000 in 2002 (2001: HK$115,000,000). The average daily traffic in 2002 was 23,558 vehicle trips as compared to 22,072 vehicle trips in 2001. The Company's effective interest in this project is 26.01%.

The Shantou Haiwan Bridge recorded an increase of 10.5% in traffic flow. The average daily traffic in 2002 was 12,764 vehicle trips while in 2001 it was 11,553 vehicle trips. The annual revenue was HK$123,000,000 in 2002 (2001: HK$109,000,000). The Company's effective interest in this project is 15.3%.

The Humen Bridge recorded growth of 16% in the traffic flow. The average daily traffic in 2002 was 30,280 vehicle trips while in 2001 it was 26,082 vehicle trips. The annual revenue reached HK$395,000,000 in 2002 (2001: HK$336,000,000). The Company's effective interest in this project is 15.3%.

The performance of the two Pak Kong Bridges in Qingyuan remained stable, generating a steady cash return to the Group. The Company's effective interest in this project is 24.5%.

The average daily traffic of Yingkeng Highway increased by 5% in 2002. The annual revenue reached HK$8,587,000 in 2002 (2001: HK$7,785,000). As a result of using an improved surveillance system, Yingkeng Highway has beaten its budgeted revenue target. The Company's effective interest in this project is 70%.

Property Investment and Development

Mainland China

Teem Plaza continued to enjoy high occupancy rates with an average of more than 97% (2001: 97%) and strong rental income, despite the well known downturn in the regional property sector. The rental income for the year reached HK$263,100,000 (2001: HK$257,491,000), a slight increase of 2%.

The Group at the balance sheet date held a 24.8% interest in the Riverside Garden project in Panyu, Guangzhou. The project contributed an attributable profit of HK$5,160,000 to the Group in 2002. The Group disposed its entire interest in the Riverside Garden project following the completion of the Assets Disposal on 31 March 2003.

The Group sold the hotel commercial project under development in Suzhou GD Plaza at a consideration of approximately RMB70 million in October 2002. The Group is now in the final stage of selling to a third party its entire interest in Suzhou Yuehai Real Estate Development Co., Ltd., ("Suzhou Yuehai") which currently owns the remaining unsold carparks and shop units in Suzhou GD Plaza. With the sale of the interest in Suzhou Yuehai, the Group will complete its asset sale in Suzhou.

Hong Kong

Average occupancy rate of Guangdong Investment Tower (the "GDI Tower") dropped from 100% to 80% during 2002. In addition, the current depressed state of the local commercial rental market has led to a reduction in average rentals in respect of lease renewals and new leases. The full effect of these factors will not be felt until 2003. Rental for the GDI Tower amounted to HK$24,040,000, a 8.15% decrease (2001: HK$26,172,000).

Guangdong Parking Limited's interest in the car parks located in North Point continued to show an operating loss (before the property revaluation deficit) for the year of HK$724,000 (2001: HK$1,880,000).

The Group entered into an agreement with an independent third party (the "Purchaser") on 31 March 2003 to dispose of its entire interest in GD Parking and the assignment of related intercompany debts at a nominal value of HK$1. As an integral part of the transaction, the Company will be released from all its obligations under its guarantee for the GD Parking's bank loan after certain partial prepayment upon completion (which bank loan after the partial prepayment will be approximately HK$63,000,000). The transaction has not yet been completed at the date of this announcement.

Hotel Operation and Management

Mainland China

While the average occupancy rate of Shenzhen Guangdong Hotel decreased from 91.8% in 2001 to 85% in 2002, the average occupancy rate of 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) ("Zhuhai Hotel") increased to 86.5% in 2002 (2001: 71.8%). This increase at Zhuhai was mainly due to an increase in long-term business tenants.

Hong Kong

Local tourism enjoyed a modest recovery in 2002. The number of visitors in Hong Kong grew by 22.7%, with visitors from Mainland China growing fast.

Despite keen competition in the Hong Kong hotel market, the average occupancy rate at The Wharney Hotel Hong Kong and Guangdong Hotel, Hong Kong remained high at 92% (2001: 88%) and 89% (2001: 85%) respectively.

Cost controls and effective utilisation of available resources resulted in a significant increase in the hotel group business profits (before the hotel property revaluation surplus) to HK$44,698,771. (2001: HK$8,022,000)

Other Businesses

Discontinuation of Other Businesses

Upon the completion of the Assets Disposal on 31 March 2003, the Group disposed all of its interests in the non-core businesses of brewery, tannery, malting and tours/travel. Such businesses of the Group have been discontinued on the same date.

Brewery

The beer market in South China continued to be very competitive. Following the establishment of a new marketing team, the implementation of new marketing plans and better business opportunities arising from the 2002 FIFA World Cup, sales volume increased substantially, by 39.13% to 224,000 tonnes in 2002 (2001: 161,000 tonnes). However, fierce competition led to price cuts and as a result total sales in value only increased by 9.03% to HK$593,052,000 (2001: 543,922,000).

Effective cost controls, open tender systems, result-oriented incentive schemes and debt-free financial position, all contributed to an improvement in margin, and as a result attributable profit to the Group amounting to HK$58,810,000, a 137.21% increase over the previous year.

Tannery

The attributable loss to the Group of Guangdong Tannery Limited ("GD Tannery") narrowed to HK$53,297,000 (2001: HK$67,805,000). Provisions for inventories and doubtful debts, respectively, of HK$11,057,000 and HK$28,531,000 were recorded.

Sales for the year decreased by 31% compared with 2001 while the gross margin dropped from 10.58% in 2001 to 2.93% in 2002.

Malting

The Group's malting business during the year achieved an increase in production to 188,000 tonnes (2001: 183,000 tonnes) and 140,000 tonnes (2001: 135,000 tonnes), respectively, at its Guangzhou plant and Ningbo plant. The respective revenue for Guangzhou plant and Ningbo plant amounted to HK$425,046,000 (2001: HK$439,465,000) and HK$338,280,000 (2001: HK$301,199,000).

In aggregate, turnover for the malting plants increased by 3.1% to HK$763,326,000 (2001: HK$740,664,000). This increase came despite continuous fierce market competition which led to a drop in average unit selling prices.

Tours/Travel

Although the business suffered greatly from a sharp price reduction in "Hong Kong Tour", effective cost control measures and interest savings helped the Group to mitigate its losses, attributable loss to the Group amounted to HK$58,569,000 (2001: a profit of 20,619,000).

Liquidity, Gearing and Financial Resources

As at 31 December 2002, cash and bank balances of the Group increased by HK$183 million to HK$1,788 million (2001: HK$1,605 million), balances of which are mostly denominated in Hong Kong dollars (HK$534 million) and Renminbi (HK$1,118 million). The Group also had financial borrowings amounting to HK$18,325 million (2001: HK$19,390 million). Of the Group's total financial borrowings, HK$1,016 million was repayable within one year while the remaining balances of HK$4,812 million and HK$12,497 million are repayable before or in 2007, and after 2007, respectively.

As at 31 December 2002, the Group's total available credit facilities amounted to HK$21,263 million, of which HK$18,370 million have been utilised (2001: HK$21,033 million and HK$19,390 million, respectively). The unutilised banking facilities amounted to HK$2,893 million (2001: HK$1,643 million).

The gearing for the Group at the balance sheet date was 2.02 times, while last year's was 2.22 times. The improvement mostly reflected the reduction in the level of the Group's financial borrowings due to early prepayments in 2002, together with an increase in net asset value of the Group.

The existing cash resources and available credit facilities of the Group, together with steady cash flows generated from its operations, are sufficient to meet its payment obligations and business requirements.

Pledge of Assets

At 31 December 2002, certain of the Group's fixed assets, investment properties and bank deposits, with a total net book value of HK$725,157,000 (2001: HK$1,560,761,000) were pledged to secure general banking facilities granted to the Group.

In addition to the above, a property under development in Mainland China held under a long term lease with a carrying amount of HK$64,000,000 as at 31 December 2002 was held by the court in Mainland China as security for the Group's legal proceeding against the recovery from a debtor of the Group.

Capital Expenditure

The Group's total capital expenditure for fixed assets was HK$109 million in 2002, a decrease of HK$26 million from HK$135 million in 2001. The Group's 2002 capital expenditure related principally to the upgrading of certain facilities of the Water Project and the additions of plant and machinery for the power plant.

Exposure to Fluctuations in Exchange and Interest Rates and Related Hedges

Currency Hedges

As at 31 December 2002, total foreign currency borrowings amounted to HK$3,330 million, of which HK$1,923 million were United States dollars, HK$16 million were Euros and HK$1,391 million were Renminbi (2001: HK$7,522 million, of which HK$6,550 million were United States dollars, HK$21 million were Euros and HK$951 million were Renminbi).

As at 31 December 2001, certain of the Group's foreign currency borrowings which were denominated in United States dollars and Euros were hedged by currency swap agreements. Such borrowings were no longer hedged by any currency swap agreements at the balance sheet date because all of them are scheduled to be fully repaid in May 2003.

Interest Rate Hedges

As at 31 December 2002, the Group's total floating rate borrowings amounted to HK$17,012 million (2001: HK$5,740 million), of which HK$3,500 million (2001: Nil) were hedged by a fixed rate swap agreement. Subsequent to the balance sheet date, an additional HK$2,500 million of floating rate debts were hedged by additional swap agreements.

Contingent Liabilities

(a) In March 2001, Yue Sheng Finance Limited ("Yue Sheng"), a wholly owned subsidiary of the Company, commenced legal proceeding in Mainland China to recover two outstanding loans aggregating HK$40,000,000 together with interest thereon from the two Chinese parties who were the guarantors of those loans. The hearing of the case has already taken place but the PRC Court has not yet delivered judgment.

After trying without success to dispute the jurisdiction of the PRC Court in the aforesaid proceedings, the two guarantors and the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that the plaintiffs were under no legal obligation to repay the two loans and compensation. The case is still in progress.

As a result of the mediation of the PRC Court, the parties to the PRC proceedings have agreed upon a settlement. As part of the settlement, the parties are to seek to bring the Hong Kong proceedings to an end. The PRC Court will also formalise the settlement once agreement has been reached among the parties to the Hong Kong proceedings for the final disposal of that case. The negotiation regarding the Hong Kong proceedings is still in progress.

Based on legal advice, the Directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 31 December 2002.

(b) In 2002, legal proceedings were brought against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of a tour group organized by GD Tours. The proceedings are still in progress and the case has now been set down for trial on the issue of liability during the period from 24 November 2003 to 5 December 2003.

During the year and subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organized by GD Tours. However, up to the date of this announcement, no legal proceedings have been commenced in respect of those claims.

Based on legal advice, the Directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the financial statements on account of the claims.

In any event, according to legal advice, GD Tours is not at fault. It has therefore already denied liability and will continue to vigorously contest all such claims.

(c) In September 2002, GD Tannery submitted a claim to China International Economic and Trade Arbitration Commission (the "Arbitration Commission") in Shenzhen, Mainland China against a PRC joint venture partner of a subsidiary of GD Tannery at Qingdao seeking, inter alia, termination of the joint venture agreement and compensation of losses and damages of approximately RMB24,000,000. However, the PRC joint venture partner also applied to the Arbitration Commission in Beijing against GD Tannery claiming for loss of fixed return under the joint venture agreement in question and damages in an aggregate of RMB15,000,000. The two arbitration proceedings are still in progress.

In the opinion of the directors of GD Tannery, based on legal advice, it is premature to conclude the likely outcome of the two arbitration proceedings, accordingly, no provision has been made in the financial statements as at 31 December 2002.

(d) Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co. Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly owned subsidiary of GD Tannery established in Nanhai, Mainland China.

Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives apparently operated a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain.

The incident was reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives in the Nanhai Municipality and seized documents related to the Parallel Operation for investigation. GD Tannery also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertaining the effects of the Parallel Operation on the business of Nanhai Tannery and to advise the management of GD Tannery on possible recourse against the Former Executives.

Based on the findings of the special investigations and having regard to the professional advice received, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery (and hence, the Group) and that the Parallel Operation appears to have involved various irregularities in its transactions under the applicable PRC law and regulations.

As the investigation of the PRC authorities are still ongoing, it is not possible to ascertain with any degree of reasonable certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this announcement, no action has been taken against the GD Tannery Group and there have been no indications that any adverse actions against it are pending. Accordingly, based on currently available information, no provision has been made in the financial statements for such contingencies

GD Tours and GD Tannery are among the non-core businesses sold to GDH Limited after the balance sheet date which sale has since been completed.

Employee and Remuneration Policy

As at 31 December 2002, the Group had a total of 6,580 employees. Among the employees, 5,994 were employed by subsidiaries in Mainland China and 586 were employed by the head office and subsidiaries in Hong Kong. Out of the total number, 1,015 were managerial employees of the head office and its subsidiaries. The Group recruits and promotes individuals based on merit and their development potential for the positions offered. Performance of staff is reviewed at least annually and employees' compensation is performance driven. The Group's remuneration and benefits policies are based on the business performance of the relevant employee's company. Year-end bonuses will be granted to those employees with outstanding performance. People are the Company's key assets and key to success. The Group encourages employees to participate in external training programmers to develop themselves on a continuous basis. For existing employees' career development, the Group provides opportunities through on-job training by regular job rotation, so as to improve staff quality to meet future challenges and gain a competitive edge. The Group advocates a corporate culture which seeks to excel in terms of financial performance and economic benefit and to effectively deploy its human resources strictly on merit. It also aims to continuously streamline its organisational structure to result in further cost reductions. The Group manages and develops its staff through an effective performance appraisal system with an incentive/penalty scheme to enhance staff motivation in order to achieve corporate goals.

The Group adopted a new share option scheme in May 2002. The purpose of the new share option scheme is to provide incentives to participants to contribute to the success of the Group and to enable it to recruit and retain good quality employees for the long term.

Significant Transactions

The Group has continued to aggressively pursue its business and asset restructurings. Significant transactions during the year include the following:

Group's Restructured Bank Debts

(i) Bank debts under the Company's group restructuring agreements signed in December 2000 ("restructured bank debts").

As at the balance sheet date, the then outstanding "restructured bank debts" of the Company and certain "standalone" companies, in aggregate, amounted to HK$2.24 billion (2001: HK$3.79 billion). These debts had been successfully reduced by HK$1.55 billion in 2002, which on an accumulated basis, represented 67% of the original "restructured bank debts". In relation to such "restructured bank debts", interest expense dropped by approximately HK$85,000,000 (2001: approximately HK$132,000,000) due to the lower United States and Hong Kong interest rates during the year. Additional interest savings of approximately HK$127,000,000 (2001: approximately HK$58,000,000) resulted from the repayment or refinancing of those "restructured bank debts".

In 2002, the Company further reduced its own "restructured bank debts" by HK$1.18 billion (2001: HK$1.3 billion). Its outstanding amount as at the balance sheet date amounted to HK$2.04 billion and all of the repayments scheduled to be made by June 2005 were completed by December 2002.

Most of the "standalone" companies under their own debt restructuring scheme also made early repayments in the year 2002. In total these companies repaid during the year HK$369 million of their "restructured bank debts" of which HK$345 million was well ahead of the scheduled repayments. As at 31 December 2002, the "restructured bank debts" owed by such "standalone" companies were reduced to HK$203 million.

Following the completion of the Assets Disposal on 31 March 2003, the entire cash proceeds received, approximately HK$1.03 billion, will be applied towards the repayment of the Company's outstanding "restructured bank debts". The "restructured bank debts" of the Company and the "standalone" companies are expected to be fully repaid in 2003.

(ii) Debts under the GH Holdings Group

As part of the acquisition of the Water Project in December 2000, substantial debts (including but not limited to Tranche A and B Credits and Tranche C Notes) amounting in aggregate to approximately HK$14.8 billion, were brought into the Group. Improved performance of the water supply business and successful cost savings exercises enabled the GH Holdings Group to further reduce in the year 2002 the Tranche A Credits by HK$507 million (2001: HK$359 million). These prepayments were well ahead of the Tranche A's scheduled repayments due in 2002 of HK$136 million, and led to interest savings for the year of HK$27 million (2001: HK$9.7 million).

The Group successfully arranged on 20 December 2002 (the "Refinancing Date") a refinancing of a substantial portion of the debts associated with the Water Project. The new facilities enabled the GH Holdings Group to refinance at lower costs, amongst other things, all of the Tranche A Credits, all of the Tranche C Notes and 75.88% of the Tranche B Credits (a further 1.5% of the Tranche B Credits were redeemed at par subsequent to the balance sheet date). This refinancing is expected to help the Group to substantially reduce its future financing costs. Interest costs were reduced by approximately HK$13 million for the 11-day period from the Refinancing Date to the balance sheet date.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed announcement of results containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By order of the Board
LI Wenyue
Chairman

Hong Kong, 11 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the "Meeting") of Guangdong Investment Limited (the "Company") will be held at Galleria, 3rd Floor, The Wharney Hotel Hong Kong, 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 19 June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.
2. To re-elect retiring Directors.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As Special Business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

Ordinary Resolution

"THAT:

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d) of this Resolution) of all the powers of the Company to issue, allot and deal with additional ordinary shares in the capital of the Company of HK$0.50 each (the "Ordinary Shares") or options, warrants or instruments carrying similar rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, any convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to officers and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Ordinary Shares on the Register of Members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
HO LAM Lai Ping, Theresa
Company Secretary

Hong Kong, 11 April 2003

Registered Office:
27th – 29th Floors
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) In order to be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the office of the Company's registrar and transfer office for Ordinary Shares, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. The appointment of a proxy will not prevent a member from subsequently attending and voting at the Meeting or any adjourned meeting should he so wish. If a member who has lodged a form of proxy attends the Meeting, his form of proxy will be deemed to have been revoked.

(iii) The Register of Members (Ordinary Shares) of the Company will be closed from Tuesday, 17 June 2003, to Thursday, 19 June 2003, both days inclusive, during such period no transfers of Ordinary Shares will be effected. In order to determine the identity of the members (Ordinary Shares) who are entitled to attend and vote at the Meeting, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's registrar and transfer office for Ordinary Shares, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 16 June 2003.

(iv) In the case of joint holders of any Ordinary Shares, only that one of the joint holders whose name stands senior in the Register of Members (Ordinary Shares) of the Company, is entitled to vote, whether in person or by proxy, to the exclusion of the votes of the other joint holders.

(v) A form of proxy for the Meeting is enclosed in the 2002 annual report of the Company.

(vi) In relation to Resolution no. 4, approval is being sought from members for a general mandate to authorise the allotment of Ordinary Shares. The Directors of the Company wish to confirm that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.

The Standard

29th April, 2003



GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)

(incorporated in Hong Kong with limited liability)

APPROVAL OF APPLICATION OF DE-MINIMIS CONCESSION, MODIFIED CALCULATION CONCESSION AND MODIFIED ASSETS BASIS UNDER THE GUIDELINES FOR ISSUERS WITH NEGATIVE OR NEGLIGIBLE NET TANGIBLE ASSETS

The directors of the Company wish to announce that on 28 April 2003 it obtained the approval of the Stock Exchange for the right to apply (A) the De-minimis Concession; (B) the Modified Calculation Concession; and (C) the Modified Assets Basis (as defined below), each as described in the Stock Exchange's announcements dated 3 May 2001, 24 August 2001 and 9 October 2001, for the purposes of, amongst others, determining the "assets test" and the "consideration test" under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules and the value of the "net assets" of the Company and its subsidiaries under Rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules.

Approval to the use of the De-minimis Concession, the Modified Calculation Concession and the Modified Assets Basis
Reference is made to the announcements dated 3 May 2001, 24 August 2001 and 9 October 2001 respectively (together, the "**Announcements**") by The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

The directors of Guangdong Investment Limited (the "**Company**") wish to announce that on 28 April 2003 the Stock Exchange approved the Company's application for the right to apply (A) the De-minimis Concession, (B) the Modified Calculation Concession and (C) the Modified Assets Basis, each as described in the Announcements, as set out below.

Reason for the Company's application to apply the De-Minimis Concession, the Modified Calculation Concession and the Modified Assets Basis
Based on the audited consolidated balance sheet of the Company as at 31 December 2002, the Company and its subsidiaries (the "**Group**") has a negative net tangible asset value of HK$4,082,442,000. The negative net tangible asset value of the Group does not arise as a result of operational losses in the ordinary and normal course of business during the current and/or prior financial year(s).

As a result of the negative net tangible asset value of the Group as described above, the Group would have difficulties in complying fully with those provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") which require comparisons to be made with the "net tangible assets" or "net assets" of the Group as calculated under the requirements of the Listing Rules.

Based on "the gross assets less intangibles and current liabilities" (the "**Modified Assets Basis**"), the consolidated net assets of the Company based on the audited consolidated balance sheet of the Company for the year ended 31 December 2002 are approximately HK$16,051,641,000, being gross assets of HK$32,246,166,000 less intangibles of HK$13,497,825,000 and current liabilities of HK$2,696,700,000.

Application of the De-minimis Concession
The De-minimis Concession is such that each transaction (other than connected transactions) carried out in the ordinary course of business of the Group, which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1,000,000 will be considered as de-minimis. The "assets test" and the "consideration test" will not apply.

Application of the Modified Calculation Concession
The monetary thresholds (subject to adjustments in light of the interim results and transactions that are completed by any member of the Group after publication by the Company of its year 2002 annual report) against which the "gross assets less intangibles and current liabilities of the asset to be acquired or disposed of" for the "assets test" and the "consideration for the asset to be acquired or disposed of" for the "consideration test" are to be determined for the purposes of the Modified Calculation Concession to ascertain the category of notifiable transaction under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules are and, where stated, the relevant percentage ratios are as follows:

(A) ratio of 5% or above but below 15% (HK$802,582,000 or above but below HK$2,407,746,000) – the requirements for discloseable transactions will apply;

(B) ratio of 15% or above but below 25% (HK$2,407,746,000 or above but below HK$4,012,910,000) – the requirements for major transactions will apply;

(C) ratio of 25% or above (HK$4,012,910,000 or above) – the requirements for very substantial acquisitions will apply; and

Application of the Modified Assets Basis

(A) **Application of the Modified Assets Basis to Connected Transactions**

The Modified Assets Basis shall be the basis for calculating the "net tangible assets" of the Group in relation to Listing Rules 14.24(5), 14.25(1) and 14.25(2)(b)(i). In addition, the monetary thresholds (subject to adjustments in light of the interim results and the transactions that are completed by any member of the Group after publication by the Company of its year 2002 annual report) and percentage ratios for the purposes of determining the disclosure and/or shareholder approval requirements for Listing Rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) shall be applied as follows:

1. by modifying the monetary threshold in Rule 14.24(5) to the higher of either:
   (i) HK$1,000,000, or
   (ii) 0.01% of the Modified Assets Basis (HK$1,605,000).
2. by modifying the monetary threshold in Rule 14.25(1) to the higher of either:
   (i) HK$10,000,000, or
   (ii) 1% of the Modified Assets Basis (HK$160,516,000).
3. by modifying the percentage threshold in Rule 14.25(2)(b)(i) to 5% of the Modified Assets Basis (HK$802,582,000).

(B) **Application of the Modified Assets Basis while maintaining the Percentage Ratios prescribed under the relevant Listing Rules**
In relation to the Listing Rules set out below, the Modified Assets Basis shall be the basis for calculating the "net assets" or "net tangible assets" of the Group and, where stated, the relevant percentage ratios shall be as follows:

Listing Rule	Applicable Percentage Ratio	Monetary Threshold
Paragraph 17(2) of Appendix 7A	15%	HK$2,407,746,000
Paragraph 16(2) of Appendix 7C	15%	HK$2,407,746,000
Paragraph 36 of Appendix 16	15%	HK$2,407,746,000
Paragraph 5.1 of Practice Note 13	15%	HK$2,407,746,000
Paragraph 3(e)(ii) of Practice Note 15	15%	HK$2,407,746,000

(C) **Practice Note 19 – Paragraph 1.3**
In relation to Paragraph 1.3 of Practice Note 19, the Modified Assets Basis shall be the basis for calculating the "net assets" of the Group.

(D) **Application of the Modified Assets Basis and different Percentage Ratios**
In relation to the Listing Rules set out below, the Modified Assets Basis shall be the basis for calculating the "net assets" or "net tangible assets" of the Group and, where stated, the relevant percentage ratios shall be as follows:

Listing Rule	Applicable Percentage Ratio	Monetary Threshold
Paragraph 15.2 of Appendix 16	1%	HK$160,516,000
Paragraph 23 of Appendix 16	5%	HK$802,582,000
Paragraph 3.2.1 of Practice Note 19	8%	HK$1,284,131,000
Paragraph 3.2.2 of Practice Note 19	3%	HK$481,549,000
Paragraph 3.3 of Practice Note 19	8%	HK$1,284,131,000

Period for which the De-Minimis Concession, the Modified Calculation Concession and Modified Assets Basis will apply
The Stock Exchange's approval for the use of the De-Minimis Concession, the Modified Calculation Concession and the Modified Assets Basis described above will remain in effect from 28 April 2003 until the publication or due date of the Company's next annual report, whichever is earlier.

Details of the approval for the use of the De-Minimis Concession,

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangdong Investment Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Guangdong Investment Limited.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSED CONNECTED AND DISCLOSEABLE TRANSACTION: DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY

Financial Adviser to Guangdong Investment Limited


ICEA
A subsidiary of ICBC

ICEA Capital Limited

Independent Financial Adviser to the Independent Board Committee of Guangdong Investment Limited


ROTHSCHILD

A letter from the Independent Board Committee is set out on pages 14 to 15 of this circular.

A letter from N M Rothschild & Sons (Hong Kong) Limited, the Independent Financial Adviser to the Independent Board Committee, containing its advice to the Independent Board Committee, is set out on pages 16 to 30 of this circular.

A notice dated 14 March 2003, convening an extraordinary general meeting of Guangdong Investment Limited, to be held at Galleria, 3rd Floor, The Wharney Hotel Hong Kong, 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 31 March 2003 at 10:00 a.m., is set out in Appendix II to this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the extraordinary general meeting or any adjourned meeting should you so wish.

14 March 2003

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meaning set out below unless the context requires otherwise:

"American Appraisal"	American Appraisal China Limited (formerly known as American Appraisal Hongkong Limited), an international valuation consultant
"Board"	the board of directors of the Company
"Brewery"	Guangdong Brewery Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Cash Consideration"	a cash payment by GDH of approximately HK$1,036,190,000, payable in full on completion of the Proposed Transaction
"Circular"	this circular
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Guangdong Investment Limited, a company incorporated in Hong Kong with limited liability whose Ordinary Shares are listed on the Stock Exchange
"Core Businesses"	the core business activities of the Group, being utilities, infrastructure, property and hotels
"Debt Release"	an undertaking from GDH to release the Company on or by the date of completion of the Proposed Transaction from repayment obligations in respect of approximately HK$415,036,000 of debt owed by the Company to GDH
"Director(s)"	the director(s) of the Company
"EUR"	Euro, the lawful currency of the European Economic Union
"Extraordinary General Meeting"	the extraordinary general meeting of the Company which is required to be convened to approve the Proposed Transaction, a notice of which is set out in Appendix II to the Circular
"Extraordinary General Meeting Notice"	the notice convening the Extraordinary General Meeting set out in Appendix II to the Circular
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability which is 100 per cent. held by 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited), an investment company of the Guangdong Provincial Government
"GH Water"	GH Water Supply (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability whose issued share capital is currently held as to 82.49 per cent. by the Company

"GPH"	Guangdong Properties Holdings Limited, a company incorporated in Hong Kong with limited liability and wholly owned by the Company
"GPY"	廣州市番禺粵海房地產有限公司 (Guangzhou Panyu Yue Hai Real Estate Limited), a company incorporated in the PRC with limited liability whose registered capital is held as to 0.2 per cent. by GDH and 55 per cent. by 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited), the parent company of GDH
"GPY Group"	GPY together with its subsidiary
"Group"	the Company together with its subsidiaries
"Guarantees"	the Company's guarantee obligations in respect of outstanding bank indebtedness totalling approximately HK$67,915,000 extended by financial creditors to Tours and Prospect Top Developments Limited, a subsidiary of Supertime
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of all four independent non-executive directors of the Company, comprising Messrs. CHAN Cho Chak, John, *GBS, JP*; Dr. The Honourable LI Kwok Po, David, *GBS, JP*; CHENG Mo Chi, Moses, *JP* and FUNG, Daniel R., *QC, SC*, for the purpose of considering and advising the Independent Shareholders in connection with the Proposed Transaction
"Independent Shareholders"	the ordinary shareholders of the Company other than GDH and its associates
"Indirect Interest"	the 24.8 per cent. interest held by GPH in the registered capital of GPY
"Inter-Company Debts"	the net inter-company debts, being the amounts outstanding at the date of completion of the Proposed Transaction, owed to the Company and certain of its subsidiaries by Tannery, Supertime, Tours and certain of their respective subsidiaries
"Kingway Brewery"	Shenzhen Kingway Brewery Co., Ltd., a company registered in the PRC with limited liability and an indirect non-wholly owned subsidiary of the Company
"Latest Practicable Date"	11 March 2003, being the latest practicable date prior to the printing of the Circular for the purpose of ascertaining certain information contained in the Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Modified Asset Value"	the modified asset value of the Group, details of which are set out in the Company's announcement dated 26 September 2002

"Ordinary Shares"	the ordinary shares of HK$0.50 each in the capital of the Company
"PRC"	the People's Republic of China
"Preference Shares"	the US$125,000,000 $3^{1}/_{4}$ per cent. redeemable cumulative convertible preference shares in the capital of the Company of par value US$1 each and paid up value US$1,000 each
"Private Companies"	Supertime and Tours
"Proposed Transaction"	the proposed transaction as contemplated under the Share Purchase Agreement and referred to in the section headed "PROPOSED DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY AND RELEASE FROM GUARANTEES" in this Circular
"RMB"	Renminbi, the lawful currency of the PRC
"Restructuring Scheme"	the Company's restructuring scheme entered into by the Company and its financial creditors in December 2000
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong, and the independent financial adviser to the Independent Board Committee in respect of the Proposed Transaction
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Sale Shares"	the Company's holding of 900,000,000 shares in the issued share capital of Brewery and the Company's holding of 375,100,000 shares in the issued share capital of Tannery
"Share Purchase Agreement"	the conditional share purchase agreement dated 26 February 2003 between GDH and the Company
"Shareholders"	the ordinary shareholders of the Company, including the Independent Shareholders
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supertime"	Supertime Development Limited, a company incorporated in Hong Kong with limited liability and wholly owned by the Company
"Supertime Group"	Supertime together with its subsidiaries
"Tannery"	Guangdong Tannery Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"Tours"	Guangdong (H.K.) Tours Company Limited, a company incorporated in Hong Kong with limited liability and wholly owned by the Company

"Tours Group"	Tours together with its subsidiaries
"Yingde Highway"	Guangdong Yingde Highway Ltd., a company registered in the PRC with limited liability and an indirect non-wholly owned subsidiary of the Company
"Yue Sheng"	Yue Sheng Finance Limited, a company incorporated in Hong Kong with limited liability and wholly owned by the Company

Conversion of RMB into HK$ as at the Latest Practicable Date is based on an exchange rate of RMB1.061 to HK$1.

Conversion of EUR into HK$ as at the Latest Practicable Date is based on an exchange rate of EUR1 to HK$8.624.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:
WU Jiesi *(Honorary President)*
LI Wenyue *(Chairman)*
ZHANG Hui *(Managing Director)*
CHAN Cho Chak, John, *GBS, JP**
Dr. The Honourable LI Kwok Po, David, *GBS, JP**
CHENG Mo Chi, Moses, *JP**
FUNG, Daniel R., *QC, SC**
YE Xuquan
LI Wai Keung
ZHANG Yaping
ZHAI Zhiming
WANG Man Kwan, Paul
GU Shunan
WANG Xiaofeng
YU Lai

* *Independent Non-Executive Directors*

Registered Office:
27th–29th Floors
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

14 March 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED CONNECTED AND DISCLOSEABLE TRANSACTION: DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY

1. INTRODUCTION

In an announcement dated 26 February 2003, the Board announced that, on 26 February 2003, the Company and GDH entered into the Share Purchase Agreement relating to the Proposed Transaction. The Proposed Transaction is conditional upon, *inter alia*, the approval of Independent Shareholders at the Extraordinary General Meeting. The Independent Board Committee, comprising all four independent non-executive directors of the Company, namely Messrs. CHAN Cho Chak, John; LI Kwok Po, David; CHENG Mo Chi, Moses and FUNG, Daniel R., has been formed to consider the terms of the Proposed Transaction and to advise the Independent Shareholders in respect of the Proposed Transaction. Rothschild has been appointed as the independent financial adviser to the Independent Board Committee.

The purpose of this letter and the other sections of the Circular of which this letter forms part is to give you further information regarding the Proposed Transaction; to set out the recommendations from the Independent Board Committee and the advice from Rothschild; and to give notice of the Extraordinary General Meeting to the Shareholders.

The Proposed Transaction will be put forward at the Extraordinary General Meeting. The Extraordinary General Meeting Notice which contains the proposed ordinary resolution required to approve the Proposed Transaction is set out in Appendix II to the Circular.

Terms defined in the Circular have the same meaning when used in this letter unless the context requires otherwise.

2. PROPOSED DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY AND RELEASE FROM GUARANTEES

Under the Share Purchase Agreement, for a total consideration of approximately HK$1,451,226,000, the Company agrees to sell to GDH (which, together with its associates (as defined in the Listing Rules), currently holds approximately 57.92 per cent. of the issued Ordinary Shares), and GDH agrees to acquire, the Sale Shares, the Company's 100 per cent. shareholdings in the Private Companies, the Indirect Interest and the Inter-Company Debts. The Inter-Company Debts to be assigned to GDH will be those amounts outstanding at the date of completion of the Proposed Transaction. As at 31 December 2002, the total outstanding net Inter-Company Debts were approximately HK$651,800,000, comprising the following:

(a) approximately HK$222,385,000 in aggregate owed to the Company by Tours;

(b) approximately HK$373,849,000 in aggregate owed to the Company and two of its subsidiaries by Supertime and five of its subsidiaries; and

(c) approximately HK$55,566,000 in aggregate owed to the Company and a subsidiary by Tannery. (Since 31 December 2002, the inter-company balance due to the Company and one of its subsidiaries from Tannery has been reduced to approximately HK$46,226,000. This reduction has already been factored into the total consideration to be paid under the Proposed Transaction.)

The Board has been advised by GDH that the Securities and Futures Commission confirmed to GDH on 24 February 2003 that GDH is not obliged to make a general offer for the shares of Brewery and Tannery under Rule 26.1 of the Code on Takeovers and Mergers as a result of the Proposed Transaction.

The total consideration for the assets to be disposed of under the Proposed Transaction is approximately HK$1,451,226,000, to be satisfied by (i) the Cash Consideration (to be funded by internal resources of GDH) payable in full on completion of the Proposed Transaction plus (ii) the Debt Release.

As part of the Proposed Transaction, GDH will also procure the release of the Guarantees.

The consideration was arrived at after arm's length negotiations between the Company and GDH. The consideration was determined with reference to the business valuations provided by the parties' financial advisers and an independent valuer, American Appraisal. American Appraisal's

valuations of the fair market value as at 31 December 2002 of the equity interests plus inter-company debt owed to the Company and certain of its subsidiaries being disposed of under the Proposed Transaction are as follows:

(a)	900,000,000 shares in the issued share capital of Brewery	HK$ 765,859,000
(b)	375,100,000 shares in the issued share capital of Tannery and inter-company debts owed to the Company and one of its subsidiaries	HK$ 149,979,000
(c)	24.8 per cent. equity interest of the GPY Group	HK$ 49,023,000
(d)	100 per cent. equity interest of the Supertime Group and net inter-company debts owed to the Company and two of its subsidiaries	HK$ 332,854,000
(e)	100 per cent. equity interest of the Tours Group and inter-company debts owed to the Company	HK$ 31,539,000
		HK$1,329,254,000

American Appraisal appraised the equity interests being disposed of on the basis of fair market value. Fair market value is defined as the estimated amount at which the business enterprise might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion; each having reasonable knowledge of all relevant facts. American Appraisal defined the business enterprise for the purposes of their appraisal as the invested capital of the business, that is, the combination of the value of the shareholders' equity and total debts including shareholders' loans.

American Appraisal's investigation included discussions with the management of the Company in relation to the history, operations and prospects of the business and a review of the financial projections and business plan provided to them by the management of the Company, as well as a review of other relevant documents. American Appraisal assumed that the data they obtained in the due course of their valuation as well as the information, opinions and representation provided to them by the Company were true and accurate.

In valuing the Company's equity interests in each of the business enterprises to be disposed of (being those set out in (a) to (e) above), American Appraisal mainly relied on the discounted cash flow method. Using this method, an indication of value is determined by discounting future free cash flows available for distribution to shareholders and for servicing debts to their present worth at market-derived rates of return appropriate for the risks and hazards of the companies. The fair market value of the equity interest equals the sum of the present value of future free cash flows less total interest bearing debts. Other methods, such as capitalisation of stabilised earnings method (for valuing the 900,000,000 shares in the issued share capital of Brewery) and direct market capitalisation method (for valuing the 900,000,000 shares in the issued share capital of Brewery and the 375,100,000 shares in the issued share capital of Tannery), were also considered as sanity checks whenever appropriate.

Under the capitalisation of stabilised earnings method, a normalised level of ongoing economic benefits is converted into present value by dividing a stabilised earning by a capitalisation rate equals to the discount rate minus long-term stabilised growth rate. Under the direct market capitalisation method, an indication of values is derived by market value of freely-traded securities plus a premium for control, if any.

The final agreed consideration was higher than American Appraisal's valuations of the fair market value as at 31 December 2002 of the assets being disposed of under the Proposed Transaction.

For all the assets being disposed of, the Company's financial adviser, ICEA Capital Limited, used discounted cashflow analysis to determine their values. For Brewery, market comparable analysis was also used to compare earnings and cashflow multiples of other listed brewery companies. Given Tannery has a small market capitalisation but a moderate asset size, the value of its listing status was also considered by reference to recent transactions. The final agreed consideration was within the range of the business valuations as provided by the Company's financial adviser.

Discussions between the Company and GDH regarding the consideration focused upon the overall consideration to be paid under the Proposed Transaction. In particular, no attempt was made by the Company and GDH to agree an apportionment of the overall consideration between the various different assets to be acquired by GDH since the commercial agreement between the parties had always been that the assets would be sold as an entire package and, therefore, the only issue relating to consideration was the total price to be paid for the entire package of assets. Accordingly, the Share Purchase Agreement does not contain an apportionment of the overall consideration.

Completion of the Proposed Transaction is conditional upon satisfaction of, among others, the following conditions:

(a) the approval of the Share Purchase Agreement and the transactions contemplated therein by the Independent Shareholders at the Extraordinary General Meeting;

(b) the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, waivers and other approvals necessary for or in respect of the proposed acquisition of Brewery, Tannery and the Private Companies by GDH having been obtained by the Company and/or GDH from appropriate governments, governmental, supranational or trade agencies, courts or other regulatory bodies or other persons on terms reasonably satisfactory to GDH or the Company (as the case may be) and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, waivers and other approvals remaining in full force and effect;

(c) all necessary consents and approvals in respect of the assignment of the Inter-Company Debts having been obtained by the Company;

(d) all necessary consents and approvals in respect of the Proposed Transaction having been obtained by the Company from the steering committee of the financial creditors of the Company under its Restructuring Scheme;

(e) all necessary waivers or confirmations of existing waivers in respect of any existing on-going connected transactions having been obtained from the Stock Exchange; and

(f) all necessary consents and approvals in respect of the proposed acquisition of the Indirect Interest having been obtained by the Company.

Completion of the Proposed Transaction is expected to take place three business days following (i) fulfilment of the conditions set out above or (ii) the waiver by the Company and/or GDH (as the case may be) of conditions (b) to (f), which is presently expected to be on or before 30 April 2003, but will in any event be no later than 31 December 2003 (unless extended by the Company and GDH by mutual agreement).

Following the Proposed Transaction, Brewery, Tannery and the Private Companies will be (respectively) approximately 71.98 per cent., approximately 71.56 per cent., and 100 per cent. owned by GDH and will cease to be subsidiaries of the Company. Likewise, following the Proposed Transaction, the Company will cease to have any interest in GPY. Based on the 2002 unaudited management accounts of the assets being disposed of under the Proposed Transaction, the Company estimates that the Proposed Transaction will result in a one-time loss to the Group of approximately HK$1,664,000. This represents the difference between the consideration for the assets to be disposed of and the sum of the net asset values of the assets to be disposed of as at 31 December 2002.

3. REASONS FOR THE PROPOSED TRANSACTION

The Board is of the view that the Proposed Transaction should be approved for the following reasons.

The Company completed a comprehensive restructuring comprising, *inter alia*, a business restructuring, a debt restructuring and a management restructuring with the substantial support of the Guangdong Provincial Government of the PRC acting through GDH in December 2000. As part of the continuous effort of the Group to reduce its financing cost, the Company successfully secured banking facilities of HK$14,800,000,000 to refinance the debt of GH Water in December 2002. Though the Company incurred upfront banking, commitment and advisory fees in an amount of approximately HK$111,000,000 and also costs in an amount of approximately HK$136,000,000 with respect to the termination of a currency swap with a third party, the Directors believe that the benefits accruing to the Group as a result of such refinancing will outweigh these fees and costs within a short period.

The Group is, at present, principally engaged in investment holding, utilities, manufacturing, infrastructure, property, hotels and tours. As part of the Restructuring Scheme, the Company stated that it intended to concentrate on its Core Businesses. By effecting the disposal of Brewery, Tannery, the Private Companies and the Indirect Interest, the Proposed Transaction is part of the Company's implementation of its business strategy which is in line with its restructuring effort. Upon completion of the Proposed Transaction, substantially all of the Group's assets will be directly or indirectly engaged in the Core Businesses.

Under the Proposed Transaction, the Company seeks to dispose of (among other assets) the Sale Shares, the Private Companies and the Indirect Interest. In respect of the Sale Shares, Brewery's principal business is investment holding, and its subsidiaries are principally engaged in the production, distribution and sale of beer; and Tannery's principal business is investment holding and the provision of corporate management services to its subsidiaries, which are principally engaged in the processing and sale of semi-finished and finished leather. In respect of the Private Companies, Supertime is principally engaged in investment holding in the malt manufacturing business; and Tours is principally engaged in travel services. In respect of the Indirect Interest, although GPY is principally engaged in property investment and development, GPY's contribution to the Core Businesses is small as the Company has only a small non-strategic interest (held through GPH) in GPY.

As the Company's parent company, GDH wishes to support and assist the Company to implement its business strategy and has agreed, via the Proposed Transaction, to acquire the non-core assets of the Company.

The Cash Consideration will be used to repay the Company's debt obligations under the Restructuring Scheme. The total indebtedness under the Restructuring Scheme of the Company as at 31 December 2002 was approximately HK$2,042,000,000 and the total indebtedness under the Restructuring Scheme of the Company after the application of the Cash Consideration to repay its debt obligations under the Restructuring Scheme will be approximately HK$1,006,000,000.

The benefits expected to accrue to the Company as a result of the Proposed Transaction include:

- the Company's continued implementation of its business strategy;
- the Company's ability to continue to increase its business focus on its Core Businesses and to increase its involvement therein, whether by investment in existing operations or by acquisition, which the Company believes will offer attractive returns in the long run and long term growth prospects, in the PRC (including Hong Kong); and
- the Company's improved debt position resulting from the Debt Release and the application of the Cash Consideration towards repayment of debt obligations under the Restructuring Scheme. The Company's gearing ratio will decrease as a result of the Proposed Transaction. In addition, it may enable the Company to borrow or refinance on more favourable terms than currently apply.

In addition, as noted above, as a result of the Proposed Transaction the Company's debt levels will be significantly reduced and its financial condition improved. That will give the Company increased scope and flexibility in dealing with its financial liabilities. The Company believes that after the Proposed Transaction it will be in a position to borrow or refinance its existing debts on more favourable terms. As noted in the Company's announcements dated 7 August 2002 and 19 August 2002, the Company also intends to restructure the entire issued Preference Shares. Finally, the Company is considering measures such as a court approved capital reduction that would reduce the Company's accumulated losses. Work is being done on all of these matters with a view to permitting the earlier resumption of the payment of dividends to the holders of Ordinary Shares out of distributable profits. However, work is only at a preliminary stage and no decision has yet been taken in any of these regards. Nor is the Company in a position to predict whether and when any further progress will be made. In any event, any amendment to the terms of the Preference Shares will require, *inter alia*, independent shareholders' approval.

The net results before and after taxation and extraordinary items attributed to the assets being disposed of under the Proposed Transaction in respect of the 2000 financial year and the 2001 financial year and the net asset value attributable to the Group of each of the assets to be disposed of as at 31 December 2000, 31 December 2001 and 30 June 2002 were:

	Brewery			Tannery			Supertime			Tours			GPY		
	H1 2002	2001	2000	H1 2002	2001	2000	H1 2002	2001	2000	H1 2002	2001	2000	H1 2002	2001	2000
	(HK$'000)			*(HK$'000)*			*(HK$'000)*			*(HK$'000)*			*(HK$'000)*		
Profit/(Loss) before taxation	54,985	49,107	23,575	(190,616)	(98,406)	(108,668)	8,577	5,829	(20,467)	(58,116)	(20,993)	(116,049)	36,602	92,591	91,177
Profit/(Loss) after taxation	46,885	37,040	4,532	(190,616)	(98,318)	(107,697)	6,461	4,409	(20,837)	(58,411)	(21,482)	(117,054)	24,524	59,694	61,927
Net Asset Value	808,477**	795,117*	—	266,428**	237,296*	—	339,061**	326,485*	—	(78,578)**	(66,262)*	—	90,680**	84,690*	—

* The approximate net asset value attributable to the Group of each of the assets being disposed of under the Proposed Transaction based on the latest available audited accounts as at 31 December 2001.

** The approximate net asset value attributable to the Group of each of the assets being disposed of under the Proposed Transaction based on the latest available unaudited management accounts as at 30 June 2002.

The closing price on the Stock Exchange of Brewery and Tannery shares on the Latest Practicable Date was HK$0.71 and HK$0.18 respectively. On the basis of such price per share, the Company's shareholding in Brewery had a market value of HK$639,000,000 and the Company's shareholding in Tannery had a market value of HK$67,518,000.

The terms of the Share Purchase Agreement have been arrived at after arm's length negotiations and are considered by the Board to be fair and reasonable after taking into account the total consideration of approximately HK$1,451,226,000 for the assets to be disposed of and the financial and commercial benefits expected to accrue to the Company noted above. The Board considers that it would be in the interests of the Shareholders generally for the Proposed Transaction to proceed.

4. FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION ON THE GROUP

Based on the latest available unaudited 2002 management accounts of the assets being disposed of under the Proposed Transaction, the Company estimates that the Proposed Transaction will cause a decrease to the Group's result and net asset value, respectively, of approximately HK$1,664,000 and HK$8,012,000.

After the application of the total consideration to reduce/offset the then outstanding indebtedness of the Company, the Company's interest savings based on the Group's pro forma 2001 financials is approximately HK$86,858,000.

Based on the pro forma 2001 financials of the Group (assuming the Proposed Transaction had been completed as at 31 December 2001), the gearing ratio (defined as financial indebtedness divided by shareholders' funds) of the Group, would decrease from approximately 2.22 times to approximately 1.95 times (including GH Water) and from approximately 1.27 times to approximately 0.66 times (excluding GH Water).

Based on the pro forma 2001 financials of the Group (assuming the Proposed Transaction had been completed on 1 January 2001), the interest cover ratio (defined as earnings before interest expenses and tax divided by gross interest expense) would increase from approximately 1.37 times to approximately 1.48 times (including GH Water) and from approximately 1.67 times to approximately 2.55 times (excluding GH Water).

Assuming that the Proposed Transaction had been completed on 1 January 2001, the pro forma consolidated net profit attributable to Shareholders for the year ended 31 December 2001 would increase from approximately HK$252,644,000 to approximately HK$364,635,000, after taking into account (amongst other matters) interest savings from the repayment of the Company's debt obligations under the Restructuring Scheme, representing an increase of approximately 44.3 per cent.

As substantially all of the Group's profits were derived from the Core Businesses, and the assets to be disposed of recorded an unaudited combined loss attributable to the Group of approximately HK$25,133,000 for the year ended 31 December 2001, the management do not expect any significant adverse effect on future earnings and prospects of the Group as a result of the Proposed Transaction.

5. INDEPENDENT SHAREHOLDERS' APPROVAL

GDH is currently the immediate controlling shareholder of the Company and, together with its associates (as defined in the Listing Rules), holds approximately 57.92 per cent. of the existing issued Ordinary Share capital of the Company. Accordingly, as a substantial shareholder of the Company, GDH is a connected person of the Company as defined under Chapter 14 of the Listing Rules and the Proposed Transaction will constitute a connected transaction under Chapter 14 of the Listing Rules. Since the consideration exceeds HK$10,000,000 or 1.0 per cent. of the Modified Asset Value of the Group, the Proposed Transaction is conditional upon, *inter alia*, the approval of the Independent Shareholders at the Extraordinary General Meeting. GDH and its associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution approving the Proposed Transaction at the Extraordinary General Meeting. In addition, the Proposed Transaction will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Company has appointed ICEA Capital Limited as financial adviser to the Company in respect of the Proposed Transaction.

6. INDEPENDENT BOARD COMMITTEE

The Independent Board Committee has been appointed to advise the Shareholders on the terms of the Proposed Transaction and whether they are fair and reasonable so far as the Independent Shareholders are concerned. Rothschild has been appointed as independent financial adviser to advise the Independent Board Committee in respect of the Proposed Transaction.

7. EXTRAORDINARY GENERAL MEETING

Set out in Appendix II to the Circular is the Extraordinary General Meeting Notice convening the Extraordinary General Meeting to be held at Galleria, 3rd Floor, The Wharney Hotel Hong Kong, 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 31 March 2003 at 10:00 a.m. At the Extraordinary General Meeting, an ordinary resolution will be proposed to approve the Proposed Transaction.

A form of proxy is enclosed. Whether or not you are able to attend the Extraordinary General Meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's registrar and transfer office for Ordinary Shares, Tengis Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible but in any event not later than 48 hours before the time appointed

for the holding of the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

8. RECOMMENDATION

The text of a letter to the Independent Shareholders from the Independent Board Committee containing its recommendation is set out on pages 14 and 15 of the Circular. Having considered the advice from Rothschild in relation to the Proposed Transaction, which is set out on pages 16 to 30 of the Circular, the Independent Board Committee is of the opinion that the terms of the Proposed Transaction are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting.

The Directors consider that the Proposed Transaction is in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that you vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting.

9. ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the following sections of the Circular:

(i) Letter from the Independent Board Committee (pages 14 to 15);

(ii) Letter from Rothschild (pages 16 to 30);

(iii) General Information (Appendix I); and

(iv) Extraordinary General Meeting Notice (Appendix II).

Yours faithfully,
For and on behalf of the Board of Directors of
Guangdong Investment Limited
LI Wenyue
Chairman



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

14 March 2003

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED CONNECTED AND DISCLOSEABLE TRANSACTION: DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY

INTRODUCTION

We refer to the circular dated 14 March 2003 issued by the Company of which this letter forms part (the "Circular"). Terms defined in the Circular have the same meaning when used in this letter unless the context requires otherwise.

We, CHAN Cho Chak, John, LI Kwok Po, David, CHENG Mo Chi, Moses and FUNG, Daniel R., being the independent non-executive directors constituting the Independent Board Committee, are writing to you to set out our opinion in respect of the Proposed Transaction. The Independent Board Committee was set up to advise you as an Independent Shareholder whether in its view the terms and conditions of the Share Purchase Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

The Proposed Transaction is summarised in the "Letter from the Board" set out on pages 5 to 13 of the Circular. In addition, the Independent Board Committee has been advised by Rothschild in considering the terms of the Proposed Transaction. You are strongly urged to read Rothschild's letter to the Independent Board Committee, which is set out on pages 16 to 30 of the Circular. As referred to in the "Letter from the Board" set out on pages 5 to 13 of the Circular, GDH and its associates will abstain from voting on the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Proposed Transaction.

RECOMMENDATION

As the Independent Board Committee, we have discussed with the management of the Company the reasons for the Proposed Transaction. We have also discussed with Rothschild the basis upon which its advice has been given to us.

Taking into account the advice of Rothschild, the Independent Board Committee considers that the terms and conditions of the Share Purchase Agreement are fair and reasonable so far as the Independent Shareholders are concerned. We strongly recommend that the Independent Shareholders vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
the Independent Board Committee
CHAN Cho Chak, John
Chairman of the Independent Board Committee

The following is the text of the letter of advice received from Rothschild in connection with the fairness and reasonableness of the terms of the Proposed Transaction which has been prepared for the purpose of inclusion in this Circular.



14 March 2003

To the Independent Board Committee of
Guangdong Investment Limited

Dear Sirs,

PROPOSED CONNECTED AND DISCLOSEABLE TRANSACTION: DISPOSAL OF INTERESTS IN SUBSIDIARIES AND ASSOCIATED COMPANY

We refer to the Proposed Transaction which involves the disposal by the Company of various assets to GDH, details of which are contained in the Circular of which this letter forms part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Share Purchase Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

Pursuant to the Listing Rules, the Proposed Transaction constitutes a connected and discloseable transaction of the Company. Accordingly, the Proposed Transaction is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting. GDH, (being a substantial Shareholder with an interest of approximately 57.92 per cent. as at the Latest Practicable Date) and its associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolution approving the Proposed Transaction at the Extraordinary General Meeting.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular, including the valuations conducted by American Appraisal (and information and representations made to American Appraisal are true and accurate in all respects), are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16–20 Chater Road Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997



the Directors. The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Brewery, Tannery, the Private Companies, GPY or any of their respective subsidiaries.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale

The Company completed a comprehensive restructuring comprising, *inter alia,* a business restructuring, a debt restructuring and a management restructuring with the substantial support of the Guangdong Provincial Government of the PRC acting through GDH in December 2000 and is, at present, principally engaged in investment holding, utilities, manufacturing, infrastructure, property, hotels and tours. We note that as part of the Restructuring Scheme, the Company has stated its intention to concentrate on its Core Businesses, being utilities, infrastructure, property and hotels.

In light of the Group's objective of further reducing its debt level and improving its gearing ratio with a view to completing the Group's debt restructuring ahead of schedule, we note that the Company has been actively pursuing a policy of disposals to generate cash flow for the repayment of the Group's debt obligations under the Restructuring Scheme and to improve the financial position of the Group. In particular, during 2001, the Group disposed of a number of assets and businesses including, amongst others, a 70.00 per cent. equity interest in Guangdong Group (Shenzhen) Ltd., an approximately 57.16 per cent. shareholding in Guangdong Building Industries Limited, a 55.20 per cent. equity interest in GPY and certain hotel and investment properties for an aggregate consideration in excess of HK$800,000,000, a substantial part of which was used to pay down the Group's debt obligations under the Restructuring Scheme.

The assets to be disposed of under the Share Purchase Agreement mostly represent non-core assets of the Group (whether profitable or loss making). The Cash Consideration from the Proposed Transaction will be used to repay the Company's outstanding debt obligations under the Restructuring Scheme whereas the balance of the total consideration of approximately HK$415,036,000 will be satisfied in the form of a Debt Release. After the application of the Cash Consideration to repay the Company's debt obligations under the Restructuring Scheme, the total bank indebtedness of the Company under the Restructuring Scheme will be reduced by approximately 50.7 per cent. to approximately HK$1,006,000,000 from approximately HK$2,042,000,000 as at 31 December 2002.



Based on the above, we concur with the Company that the Proposed Transaction forms part of the Company's implementation of its business strategy and is in line with the restructuring effort of the Group. Following completion of the Proposed Transaction, substantially all of the Group's assets will be directly or indirectly engaged in the Core Businesses.

2. The Proposed Transaction

(a) ***Assets to be disposed of***

Under the Share Purchase Agreement, the Company has conditionally agreed to dispose of the following assets to GDH for a total consideration of approximately HK$1,451,226,000:

(i) 900,000,000 ordinary shares of Brewery, representing approximately 71.98 per cent. of the issued share capital of Brewery as at the Latest Practicable Date;

(ii) 375,100,000 ordinary shares of Tannery, representing approximately 71.56 per cent. of the issued share capital of Tannery as at the Latest Practicable Date;

(iii) 100.00 per cent. shareholding in Supertime;

(iv) 100.00 per cent. shareholding in Tours;

(v) 24.80 per cent. indirect interest in GPY, together with paragraphs (i) to (iv) above collectively referred to as the "Disposal Assets"; and

(vi) the Inter-Company Debts.

As part of the Proposed Transaction, GDH will also procure the release of the Guarantees totalling approximately HK$67,915,000.

Independent Shareholders should note that the Share Purchase Agreement does not contain an apportionment of the overall consideration as discussions between the Company and GDH regarding the consideration had focussed upon the overall consideration to be paid under the Proposed Transaction and no attempt was made by the Company and GDH to agree an apportionment of the overall consideration between the various different assets to be sold to GDH since the commercial agreement between the parties had always been that the assets would be sold as an entire package and therefore, the only issue relating to consideration was the total price to be paid for the entire package of assets. Independent Shareholders should also note that the Proposed Transaction has been structured on the basis that approval is sought for the disposal of the entire package of assets. In assessing the fairness of the terms of the Share



Purchase Agreement, we have taken into account business and financial performance of individual assets notwithstanding that the terms of the Proposed Transaction will be considered as a whole.

Brewery

Brewery is a company listed on the Stock Exchange. The principal business of Brewery (together with its subsidiaries) is the production, distribution and sale of beer under the Kingway brand in Guangdong Province, the PRC. According to the audited consolidated financial statements of Brewery, the audited consolidated net profit attributable to its shareholders for the two years ended 31 December 2001 was approximately HK$10,242,000 and HK$34,434,000, respectively. According to the interim report of Brewery for the six months ended 30 June 2002, Brewery reported an unaudited consolidated net profit attributable to its shareholders of approximately HK$43,590,000 for the period, representing an increase of approximately 332.3 per cent. over the same period in 2001. We understand that the increase was primarily attributable to effective cost control measures undertaken by Brewery and successful capitalisation of business opportunities arising from the 2002 FIFA World Cup. As noted in the aforementioned interim report of Brewery, the management of Brewery considered that the group has started to benefit from its effective business policies during the first half of the year, though competition in the beer industry in the PRC remained intense and that the growth momentum gathered during the period is expected to continue into the second half of the year. No significant capital expenditure is planned as Brewery currently has surplus production capacity.

Tannery

Tannery is a company listed on the Stock Exchange. The principal business of Tannery (together with its subsidiaries) is the processing and sale of semi-finished and finished leather. According to the audited consolidated financial statements of Tannery, the audited consolidated net loss attributable to its shareholders for the two years ended 31 December 2001 was approximately HK$84,550,000 and HK$72,283,000, respectively. Tannery has reported net losses attributable to its shareholders for four consecutive years since the year ended 31 December 1998. According to the interim report of Tannery for the six months ended 30 June 2002, Tannery has reported an unaudited consolidated net loss attributable to its shareholders of approximately HK$182,331,000 for the period (compared to an unaudited consolidated net profit attributable to its shareholders of approximately HK$5,018,000 for the six months ended 30 June 2001). We understand that the loss for the period comprised provisions of approximately HK$178,383,000 made during the period for, among other things, impairment loss of goodwill of approximately HK$133,349,000 arising from the acquisition of Nanhai Tannery & Leather Products Co. Ltd., doubtful trade receivables of approximately HK$32,574,000 and inventories of approximately HK$11,057,000. As noted in the annual report of Tannery for the year ended 31 December 2001, the management of Tannery



believed that Tannery's existing advantage in manufacturing imported leather will become less significant given the PRC's accession to the World Trade Organisation in 2001 and market competition is expected to intensify.

Supertime

Supertime is a privately held company. The principal business of the Supertime Group is the manufacturing of malt through the three malting plants operated by the Supertime Group in Guangzhou, Guangdong Province and Ningbo, Zhejiang Province. The malt is mainly sold to breweries in the PRC. As noted in the "Letter from the Board" of the Circular, the consolidated net loss after tax of the Supertime Group for the year ended 31 December 2000 was approximately HK$20,837,000 and the consolidated net profit after tax of the Supertime Group for the year ended 31 December 2001 and the six months ended 30 June 2002 was approximately HK$4,409,000 and approximately HK$6,461,000, respectively. From our discussions with the management of the Company, we understand that the growth prospect of the malting business is expected to remain flat.

Tours

Tours is a privately held company. The businesses of the Tours Group include property holding and investment and the provision of travel and transportation services. Prior to 2002, Tours was one of the four authorised tour operators to arrange Hong Kong tours for PRC nationals. Amongst the four authorised tour operators, two of them were authorised to operate such tours on a provincial basis, whereby Tours being one of the two, was authorised to operate such tours for Guangdong Province of the PRC only, while the other two were authorised to operate such tours on a nationwide basis. The opening up of the rights to operate Hong Kong tours for PRC nationals to other travel agents in 2002 has caused immense competition within this sector. With a substantial part of its revenue generated from the operation of Hong Kong tours, the business of Tours has deteriorated substantially in 2002 and the management of Tours do not expect the situation to improve. As noted in the "Letter from the Board" of the Circular, the consolidated net loss after tax of the Tours Group for the two years ended 31 December 2001 was approximately HK$117,054,000 and HK$21,482,000, respectively and the consolidated net loss after tax of Tours for the six months ended 30 June 2002 was approximately HK$58,411,000.

As noted from the annual report of the Company for the year ended 31 December 2001, Tours received certain claims in respect of traffic accidents in the PRC involving members of tour groups organised by Tours. No provision was made in the financial statements for the year ended 31 December 2001 on account of the claims as the Directors were of the opinion (based on legal advice) that it was premature to estimate the outcome. It should be noted that GDH has not required the Company to provide an indemnity on such contingent liability under the Share Purchase Agreement.



GPY

GPY is a privately held project company with permission to pursue one approved project in the PRC, namely the property development and investment of Riverside Garden in Panyu, Guangdong Province, the PRC. GPY also holds a 90 per cent. interest in 番禺麗江花園物業管理有限公司 (Panyu Riverside Garden Property Management Limited), the management company of Riverside Garden. As noted in the "Letter from the Board" of the Circular, the consolidated net profit after tax of the GPY Group for the two years ended 31 December 2001 was approximately HK$61,927,000 and HK$59,694,000, respectively and the consolidated net profit after tax of the GPY Group for the six months ended 30 June 2002 was approximately HK$24,524,000. From our discussions with the management of the Company, we understand that the growth prospect for the GPY Group is expected to remain flat.

(b) ***Basis of consideration***

The consideration for the Proposed Transaction was arrived at after arm's length negotiations between the Company and GDH and determined with reference to the business valuation provided by the parties' financial advisers and American Appraisal, an independent valuer. The aggregate fair market value of the assets to be disposed of under the Share Purchase Agreement as appraised by American Appraisal is HK$1,329,254,000 (the "Fair Market Value") as at 31 December 2002.

The total consideration for the assets to be disposed of under the Share Purchase Agreement of approximately HK$1,451,226,000 includes consideration for the Disposal Assets and the Inter-Company Debts outstanding at the date of completion of the Proposed Transaction. As at 31 December 2002, the total outstanding net Inter-Company Debts was approximately HK$651,800,000. We note from the Share Purchase Agreement that the Company has warranted that the principal amounts owing by the Disposal Assets in respect of inter-company debts to the Group (being approximately HK$651,800,000) as set out in schedule 5 to the Share Purchase Agreement were true and accurate as at 31 December 2002 and will continue to be true and accurate up to the completion of the Proposed Transaction (subject to minor adjustments included in the disclosure letter dated 26 February 2003 issued by the Company to GDH in connection with the Share Purchase Agreement).



Based on American Appraisal's valuation report and the breakdown of the total outstanding net Inter-Company Debts as at 31 December 2002 as set out in the "Letter from the Board" of the Circular, the implied equity value of each of the Disposal Assets (directly or indirectly) attributable to the Group as derived by deducting the Inter-Company Debts owed by each of the Disposal Assets from the fair market value as at 31 December 2002 of the assets being disposed of under the Share Purchase Agreement as valued by American Appraisal is set out below:

	Fair market value of equity interest plus Inter-Company Debts as at 31 December 2002 as valued by American Appraisal	**Inter-Company Debts as at 31 December 2002**	**Implied equity value (directly or indirectly) attributable to the Group as at 31 December 2002**
	HK$'000	*HK$'000*	*HK$'000*
900,000,000 ordinary shares of Brewery, representing 72.00 per cent. of the issued ordinary share capital of Brewery as at 31 December 2002	765,859	—	765,859
375,100,000 ordinary shares of Tannery, representing approximately 71.56 per cent. of the issued ordinary share capital of Tannery as at 31 December 2002	149,979	55,566 *(Note)*	94,413
100.00 per cent. equity interest of Supertime	332,854	373,849	(40,995)
100.00 per cent. equity interest of Tours	31,539	222,385	(190,846)
24.80 per cent. equity interest of GPY	49,023	—	49,023
	1,329,254	651,800	677,454

Note: Subsequent to 31 December 2002, the inter-company balances due to the Company and one of its subsidiaries from Tannery has been reduced to approximately HK$46,226,000. This reduction has already been factored into the total consideration to be paid under the Proposed Transaction.



(c) ***Valuation considerations***

The Proposed Transaction has been structured on the basis that approval is sought for the sale of the entire package of assets comprising the Sale Shares, the Company's 100 per cent. shareholding in the Private Companies, the Indirect Interest and the Inter-Company Debts. In assessing the fairness of the terms of the Share Purchase Agreement, we have taken into consideration the transaction structure where GDH is not making selective acquisitions but is acquiring the entire package of assets of the Group (whether profitable or loss-making). As the Disposal Assets recorded a combined net loss attributable to the Group of approximately HK$25,133,000 for the year ended 31 December 2001, it is not possible to assess the consideration based on historical price earnings multiple basis.

In assessing the reasonableness of the consideration, we have discussed with American Appraisal on the methodology and assumptions used in their valuation of the Disposal Assets, which was primarily based on the discounted cash flow method. Based on our discussions with American Appraisal, we are of the view that the valuations of the Disposal Assets performed by American Appraisal have been conducted after due and careful consideration, and accordingly, we have used the valuation performed by American Appraisal as a benchmark in our independent evaluation of the consideration for the Disposal Assets. The total consideration for the assets to be disposed of under the Share Purchase Agreement of approximately HK$1,451,226,000 represents a premium of approximately 9.2 per cent. and 1.8 per cent. over the Fair Market Value of approximately HK$1,329,254,000 and the unaudited combined net asset value of the Disposal Assets attributable to the Group of approximately HK$1,426,068,000 as at 30 June 2002, respectively. It should however be noted that the Company estimates that the Proposed Transaction will result in a one-time loss to the Group of approximately HK$1,664,000 and a decrease in the consolidated net asset value of the Group of approximately HK$8,012,000 based on the 2002 unaudited management accounts of the assets being disposed of under the Share Purchase Agreement.

Brewery

The fair market value for the interest in Brewery accounts for a substantial portion of the total consideration. The implied valuation of HK$0.85 per Brewery share (calculated by dividing the implied equity value of Brewery of approximately HK$765,859,000 with the 900,000,000 ordinary shares of Brewery held by the Company as at the Latest Practicable Date) represents:

(i) a premium of approximately 19.7 per cent. over the closing price of HK$0.71 per Brewery share as quoted on the Stock Exchange as at the Latest Practicable Date;



(ii) a discount of approximately 6.6 per cent. to the closing price of HK$0.91 per Brewery share as quoted on the Stock Exchange on 24 February 2003, being the last trading day of the Brewery shares prior to the suspension of the trading in the Brewery shares on the Stock Exchange, pending the issue of the announcement made by the Company dated 26 February 2003 in connection with the Proposed Transaction (the "Announcement");

(iii) a premium of approximately 23.2 per cent. over the average closing price of approximately HK$0.69 per Brewery share as quoted on the Stock Exchange over the last 30 trading days up to and including 24 February 2003;

(iv) a premium of approximately 57.4 per cent. over the average closing price of approximately HK$0.54 per Brewery share as quoted on the Stock Exchange over the last 120 trading days up to and including 24 February 2003;

(v) a premium of 51.8 per cent. over the closing share price of HK$0.56 per Brewery share as quoted on the Stock Exchange on 24 May 2002, being the last trading date of the Brewery shares prior to the suspension of the trading in the Brewery shares on the Stock Exchange, pending the issue of the first announcement made by the Company of a possible disposal of its interest in Brewery on 27 May 2002; and

(vi) a discount of approximately 6.6 per cent. to the unaudited consolidated net tangible asset value per Brewery share as at 30 June 2002 of approximately HK$0.91 per Brewery share.

Moreover, the implied valuation of HK$0.85 per Brewery share represents approximately 30.4 times the earnings per Brewery share for the year ended 31 December 2001 of approximately HK$0.028 which is higher than the 11.8 times rating accorded to other listed brewery companies in Asia as at the Latest Practicable Date.

Tannery

The implied valuation of HK$0.25 per share of Tannery (calculated by dividing the implied equity value of Tannery of approximately HK$94,413,000 with the 375,100,000 ordinary shares of Tannery held by the Company as at the Latest Practicable Date) represents:

(i) a premium of approximately 38.9 per cent. over the closing price of HK$0.18 per Tannery share as quoted on the Stock Exchange as at the Latest Practicable Date;



(ii) a discount of approximately 10.7 per cent. to the closing price of HK$0.28 per Tannery share as quoted on the Stock Exchange on 24 February 2003, being the last trading day of the Tannery shares prior to the suspension of the trading in the Tannery shares on the Stock Exchange, pending the issue of the Announcement;

(iii) a premium of approximately 25.0 per cent. over the average closing price of approximately HK$0.20 per Tannery share as quoted on the Stock Exchange over the last 30 trading days up to and including 24 February 2003;

(iv) a premium of approximately 8.7 per cent. over the average closing price of approximately HK$0.23 per Tannery share as quoted on the Stock Exchange over the last 120 trading days up to and including 24 February 2003;

(v) a discount of approximately 19.4 per cent. to the closing share price of HK$0.31 per Tannery share as quoted by the Stock Exchange on 24 May 2002, being the last trading day of the Tannery shares prior to the suspension of the trading in the Tannery shares on the Stock Exchange, pending the issue of the first announcement made by the Company of a possible disposal of its interest in Tannery on 27 May 2002; and

(vi) a discount of approximately 57.6 per cent. to the unaudited consolidated net tangible asset value per Tannery share as at 30 June 2002 of approximately HK$0.59 per Tannery share.

The implied equity value of approximately HK$94,413,000 represents an implied enterprise value ("EV"[1])/Adjusted EBITDA[2] multiple of approximately 5.2 times, which was computed based on the audited consolidated financial information of Tannery for the year ended 31 December 2001. As Tannery suffered a loss for the year ended 31 December 2001, the price earnings multiple computed based on negative earnings would not be meaningful. As such, price earnings multiple has not be considered. On this basis, we have placed more reliance on the EV/Adjusted EBITDA multiple as it has taken into account the differences in accounting treatments for depreciation and amortisation expenses and the tax effects. From our review of the comparable companies of Tannery, we have identified and considered Hua Lien International (Holding) Company Limited ("Hua Lien"), which is also listed on the Stock Exchange, to be most comparable to Tannery.

1. EV, defined as the implied equity value plus its external borrowings less bank balances and cash as at 31 December 2002.

2. Adjusted EBITDA, being earnings before interest, tax, depreciation, amortisation, net gain/loss on disposal of fixed assets, impairment losses of fixed assets, revaluation deficits on properties, provision for inventories and bad and doubtful debts, bad debts written off, release of goodwill in respect of impairment of an investment in a subsidiary and unrealised loss on other investments.



From the above analysis and taking into consideration of the EV/Adjusted EBITDA multiple, we noted that such multiple is slightly lower than the historical EV/ Adjusted EBITDA multiple of Hua Lien of 5.8 times. We consider the lower EV/ Adjusted EBITDA multiple to be acceptible given that Tannery was loss making while Hua Lien was profit making.

Supertime

A negative implied equity value has been assigned to the 100 per cent. equity interest of Supertime as the fair market value of Supertime as valued by American Appraisal is smaller than its outstanding indebtedness including the net inter-company debts due to the Company and certain of its subsidiaries.

Tours

A negative implied equity value has been assigned to the 100 per cent. equity interest of Tours as the fair market value of Tours as valued by American Appraisal is smaller than its outstanding indebtedness including the net inter-company debts due to the Company.

GPY

GPY is a project company. The fair market value of GPY as valued by American Appraisal represents a discount of approximately 45.9 per cent. to the unaudited net asset value of the GPY Group as at 30 June 2002, which is higher than the discount of approximately 33.5 per cent. that is usually commanded by property developers listed in Hong Kong as at the Latest Practicable Date. After taking into consideration that GPY only has one development project, the minority nature of the stake being disposed of and the lack of liquidity for shares in a privately held company, we consider that the discount to the unaudited net asset value of the GPY Group to be acceptable.

(d) ***Benefits of the Proposed Transaction***

As a result of the Proposed Transaction, the Company will be able to increase its business focus on its Core Businesses and to increase its involvement therein, whether by investment in existing operations or by acquisition, which the Company believes will offer attractive returns in the long run and long term growth prospects, in the PRC (including Hong Kong). The Company's improved debt position may enable the Company to borrow or refinance on more favourable terms than currently apply and increase the scope and flexibility in dealing with its financial liabilities.

As noted in the "Letter from the Board" in the Circular, the Company intends to restructure the entire issued Preference Shares and is also considering measures such as a court approved capital reduction that would reduce the Company's accumulated losses with a view to permitting earlier resumption of the payment of dividends to its Shareholders out of distributable profits. Shareholders should note that work is only at a



preliminary stage and no decision has yet been taken in any of these regards and the Company is not in a position to predict whether and when any further progress will be made.

(e) ***Conditions of the Proposed Transaction***

As noted in the "Letter from the Board" of the Circular, completion of the Proposed Transaction is conditional upon fulfilment of various conditions precedent including obtaining the approval of the Independent Shareholders, the relevant regulatory/governmental authorities in the PRC (including Hong Kong), and compliance with requirements (if any) of the steering committee under the Restructuring Scheme. Please refer to the section headed "Proposed disposal of interests in subsidiaries and associated company and release from Guarantees" in the "Letter from the Board" of the Circular for further details of the other conditions precedent.

Completion is presently expected to take place on or before 30 April 2003, but will in any event be no later than 31 December 2003 (unless extended by the Company and GDH by mutual agreement).

On the above basis, we consider the consideration to be fair and reasonable so far as the Independent Shareholders are concerned.

3. Pro forma financial effects on the Company

Following completion of the Proposed Transaction, Brewery, Tannery and the Private Companies will cease to be subsidiaries of the Company and accordingly, their results will cease to be consolidated into the financial statements of the Group. Likewise, following completion of the Proposed Transaction, the Company will cease to have any interest in GPY and accordingly, the results of the GPY Group will cease to be equity accounted for in the financial statements of the Group.

We have, for illustrative purposes, summarised the pro forma financial effects of the Proposed Transaction below:

(a) ***Earnings***

Based on the latest available unaudited 2002 management accounts of the assets being disposed of under the Share Purchase Agreement, the Company estimates that the Proposed Transaction will result in a small one-time loss to the Group of approximately HK$1,664,000. This represents the difference between the consideration from the sale of the Disposal Assets and the sum of the net asset values of the Disposal Assets as at 31 December 2002.

Assuming that the Proposed Transaction had been completed on 1 January 2001, the pro forma consolidated net profit attributable to Shareholders for the year ended 31 December 2001 would increase from approximately HK$252,644,000 to approximately



HK$364,635,000, after taking into account (amongst others) interest savings from the repayment of the Company's debt obligations under the Restructuring Scheme, representing an increase of approximately 44.3 per cent..

As substantially all of the Group's profits were derived from the Core Businesses and the Disposal Assets recorded an unaudited combined loss attributable to the Group of approximately HK$25,133,000 for the year ended 31 December 2001, the management do not expect any significant adverse effect on future earnings and prospects of the Group as a result of the Proposed Transaction.

(b) ***Net asset value***

Based on the latest available unaudited 2002 management accounts of the assets being disposed of under the Share Purchase Agreement, the Company estimates that the Proposed Transaction will cause a decrease to the Group's net asset value of approximately HK$8,012,000.

(c) ***Gearing***

The total consideration for the assets to be disposed of under the Share Purchase Agreement is approximately HK$1,451,226,000 and will be satisfied by the Cash Consideration of approximately HK$1,036,190,000 payable in full on completion of the Proposed Transaction plus an undertaking from GDH to release the Company on or by the date of completion from the outstanding repayment obligations in respect of approximately HK$415,036,000 of debt owed by the Company to GDH. The Cash Consideration arising from the Proposed Transaction will be used to repay the Company's debt obligations under the Restructuring Scheme.

After the application of the total consideration for the assets to be disposed of under the Share Purchase Agreement to reduce/offset the then outstanding indebtedness of the Company, the Company's interest savings based on its pro forma 2001 financials is approximately HK$86,858,000, representing approximately 30.4 per cent of the audited consolidated net profit attributable to Shareholders of approximately HK$285,542,000 for the year ended 31 December 2001.

As at 31 December 2001, the Group had financial indebtedness of approximately HK$20,248,473,000 (including GH Water) and approximately HK$4,979,957,000 (excluding GH Water). Assuming the Proposed Transaction had been completed as at 31 December 2001 and on a pro forma basis, the gearing ratio (defined as financial indebtedness divided by shareholders' funds) of the Group, would decrease from approximately 2.22 times to approximately 1.95 times (including GH Water) and from approximately 1.27 times to approximately 0.66 times (excluding GH Water).



(d) ***Interest cover***

Assuming the Proposed Transaction had been completed on 1 January 2001 and on a pro forma basis, the interest cover ratio (defined as earnings before interest expenses and tax divided by gross interest expenses) would increase from approximately 1.37 times to approximately 1.48 times (including GH Water) and from approximately 1.67 times to approximately 2.55 times (excluding GH Water).

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our conclusions:

(a) The Proposed Transaction is in line with the Group's restructuring effort and following completion of the Proposed Transaction, substantially all of the Group's assets will be directly or indirectly engaged in the Core Businesses. The release of the Guarantees will discharge the Company's guarantee obligations in respect of outstanding bank indebtedness totalling approximately HK$67,915,000.

(b) The assets to be disposed of under the Share Purchase Agreement have not been identified on a selective basis.

(c) The total consideration for the assets to be disposed of under the Share Purchase Agreement of approximately HK$1,451,226,000 was negotiated on an arm's length basis and represents a premium of approximately 9.2 per cent. over the Fair Market Value of approximately HK$1,329,254,000 as appraised by American Appraisal as at 31 December 2002.

(d) The Cash Consideration will be used to repay the Company's debt obligations under the Restructuring Scheme which will in turn reduce both the gearing ratio of the Group and the Group's debt levels. This may enable the Group to borrow or refinance on more favourable terms than currently apply.

(e) The Proposed Transaction has an overall positive pro forma financial effect on the Group.

(f) Following completion of the Proposed Transaction, it is expected that the Company will be able to increase its business focus on and involvement in its Core Businesses, whether by investment in existing operations or by acquisition, which the Company believes will offer attractive returns in the long run and long term growth prospects, in the PRC (including Hong Kong).



RECOMMENDATION

Having considered the above principal factors and reasons, we consider the terms of the Share Purchase Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Proposed Transaction and the Share Purchase Agreement as detailed in the "Notice of Extraordinary General Meeting" set out on pages 40 and 41 of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau
Director

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this Circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests in securities

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the securities of the Company and its associated corporations (within the meaning of the SDI Ordinance as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance were as follows:

Interest in the Company

(i) *Interest in Ordinary Shares*

Name of Director	Type of interest	Number of Ordinary Shares held
LI Wenyue	Family	400,000*
GU Shunan	Personal	76,000
WANG Xiaofeng	Personal	80,000

* held by spouse of LI Wenyue

(ii) *Interest in options relating to Ordinary Shares*

Name of Director	Number of options held	Period during which option is exercisable	Price per Ordinary Share payable on exercise of option *HK$*
WU Jiesi	12,000,000	02.05.2002 — 01.05.2007	0.74
	9,000,000	08.11.2002 — 07.11.2007	0.814
	6,000,000	05.03.2003 — 04.03.2008	0.96
LI Wenyue	12,000,000	11.02.2002 — 10.02.2007	0.5312
	9,000,000	08.11.2002 — 07.11.2007	0.814
	6,000,000	05.03.2003 — 04.03.2008	0.96
ZHANG Hui	5,000,000	05.03.2003 — 04.03.2008	0.96

Name of Director	Number of options held	Period during which option is exercisable	Price per Ordinary Share payable on exercise of option HK$
CHAN Cho Chak, John	1,000,000	02.05.2002 — 01.05.2007	0.74
	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
LI Kwok Po, David	1,000,000	02.05.2002 — 01.05.2007	0.74
	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
CHENG Mo Chi, Moses	1,000,000	02.05.2002 — 01.05.2007	0.74
	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
FUNG, Daniel R.	1,000,000	02.05.2002 — 01.05.2007	0.74
	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
YE Xuquan	12,000,000	11.02.2002 — 10.02.2007	0.5312
	9,000,000	08.11.2002 — 07.11.2007	0.814
	6,000,000	05.03.2003 — 04.03.2008	0.96
LI Wai Keung	1,500,000	02.05.2002 — 01.05.2007	0.74
	1,500,000	08.11.2002 — 07.11.2007	0.814
	1,500,000	05.03.2003 — 04.03.2008	0.96
ZHANG Yaping	12,000,000	11.02.2002 — 10.02.2007	0.5312
	9,000,000	08.11.2002 — 07.11.2007	0.814
	6,000,000	05.03.2003 — 04.03.2008	0.96
ZHAI Zhiming	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
WANG Man Kwan, Paul	1,000,000	11.02.2002 — 10.02.2007	0.5312
	1,500,000	08.11.2002 — 07.11.2007	0.814
	1,500,000	05.03.2003 — 04.03.2008	0.96
GU Shunan	1,000,000	02.05.2002 — 01.05.2007	0.74
	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96
WANG Xiaofeng	1,000,000	08.11.2002 — 07.11.2007	0.814
	1,000,000	05.03.2003 — 04.03.2008	0.96

Note: If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the business day preceding that day.

Interest in Brewery

Interest in shares

Name of Director	Type of interest	Number of shares held
LI Wenyue	Family	400,000*

* held by spouse of LI Wenyue

Interest in Guangnan (Holdings) Limited

Interest in shares

Name of Director	Type of interest	Number of shares held
LI Kwok Po, David	Personal	150,000

Other than the shares and share options set out above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest in the securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which would be required to be: (i) notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a Director would be taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance); (ii) entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(b) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting at the date of the Circular which is significant in relation to the business of the Group.

(c) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group which is not determinable by the relevant member of the Group within one year without payment of compensation, other than statutory compensation.

(d) As at the Latest Practicable Date, Rothschild and American Appraisal had no shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(e) As at the Latest Practicable Date, none of the Directors nor Rothschild nor American Appraisal had any direct or indirect interest in any asset which had been acquired or disposed of by, or leased to, any member of the Group, or was proposed to be acquired or disposed of by, or leased to, any member of the Group, since 31 December 2001, the date to which the latest published audited financial statements of the Group were made up.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

(a) As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the following persons were interested in 10 per cent. or more of the Ordinary Share capital of the Company as recorded in the register required to be kept under Section 16 of the SDI Ordinance:

Name of Shareholders	Number of Ordinary Shares held	Approximate percentage of issued Ordinary Share capital
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) *(Note 1)*	3,010,507,321	57.92%
GDH *(Note 2)*	3,010,507,321	57.92%
Guangdong Trust Ltd.	578,178,928	11.12%

Notes:

1. The attributable interest which 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) has in the Company is held through its 100 per cent. direct interest in GDH.

2. The interest of GDH set out above includes attributable interest held through its wholly-owned subsidiary, Guangdong Trust Ltd.

Save as disclosed above, no other person was recorded in the register kept pursuant to Section 16 of the SDI Ordinance as having an interest in 10 per cent. or more of the issued Ordinary Share capital of the Company as at the Latest Practicable Date.

(b) As at the Latest Practicable Date, so far as is known to the Directors or chief executive of the Company and save as otherwise disclosed in the Circular, the persons (other than members of the Group) directly or indirectly interested in 10 per cent. or more of the voting power at general meetings of the members of the Group (other than the Company) were as follows:

Name of subsidiaries	Name of substantial shareholders	Approximate percentage of interest held	
		Direct	Indirect
Guang Dong Nanhua Cement Limited	廣東省英德水泥廠 (Guangdong Yingde Cement Plant)	30.00%	—
廣東天貿(集團)股份有限公司 (Guang Dong Teem (Holdings) Ltd.)	廣州市城市建設開發集團有限公司 (Guangzhou City Construction & Development Holdings Ltd.)	2.06%	11.03%
Guangdong Guangshan Highway Huizhou Section Co., Ltd.	廣東省路橋建設發展公司	18.00%	—
	惠州市公路物業發展公司	31.00%	—

Name of subsidiaries	Name of substantial shareholders	Approximate percentage of interest held Direct	Indirect
Guangdong Hi-Tech Advertising Co., Ltd.	廣東旅遊出版社	30.00%	—
Guangdong Nan Fang (Holdings) Co. Ltd.	GDF (Zhongfang) Limited	43.66%	—
Guangdong Parking Limited	China Parking (BVI) Limited	40.00%	—
Guangdong Power (International) Limited	Upper Horn Investments Limited	49.00%	—
Guangdong Transport Investment (BVI) Company Limited	Xin Yue (BVI) Company Limited	49.00%	—
Guangdong Yingde Highway Ltd.	英德市公路發展實業公司 (Yingde Highway Development Ltd.)	30.00%	—
Guangzhou Malting Co., Ltd.	GDF (Guangmai) Limited	29.50%	—
	Industrial and Commercial Bank of China, Guangzhou Huacheng Sub-Branch	18.90%	—
Guangzhou Yangcheng Malting Plant	GDF (Guangmai) Limited	29.50%	—
	Industrial and Commercial Bank of China, Guangzhou Huacheng Sub-Branch	18.90%	—
Honour Million Industries Limited	GDF (Ningbo) Limited	16.40%	—
惠陽粵海房產發展有限公司 (Hui Yang Yue Hai Real Estate Development Ltd.)	廣東粵海建設開發公司 (Guangdong Yue Hai Construction Development Company)	10.00%	—
	惠陽宏順發實業發展公司	10.00%	—
Nanhua Cement (HK) Limited	Hong Kong Man Long Development Company	49.00%	—
Prospect Top Developments Limited	Cayman President Holdings Limited	20.00%	—
	Itochu Corporation	2.14%	7.86%

Name of subsidiaries	Name of substantial shareholders	Approximate percentage of interest held Direct	Indirect
Shaoguan Power Plant (D) Ltd.	廣東省粵電資產經營有限公司 (Guangdong Yudean Power Assets Managing Co., Ltd.)	10.00%	—
Shenzhen Kingway Brewing Co., Ltd.	深圳市寶安區投資管理有限公司 (Shenzhen Bao An District Investment Management Company Limited)	10.00%	—
Shenzhen Kingway Packaging Co., Ltd.	深圳市寶安區投資管理有限公司 (Shenzhen Bao An District Investment Management Company Limited)	10.00%	—
Shenzhen Kingway Utility Co., Ltd.	深圳市寶安區投資管理有限公司 (Shenzhen Bao An District Investment Management Company Limited)	10.00%	—
Teem Holdings Limited	廣州市城市建設開發集團有限公司 (Guangzhou City Construction & Development Holdings Ltd.)	12.98%	—
Qingyuan Yuehai Real Estate Company Limited	Qingyuan Enterprises Limited	25.00%	—
	清遠市新北江企業總公司	10.00%	—

Notes:

(a) The above information excludes the interests in the subsidiaries held by GDH through the Company.

(b) Where a substantial shareholder is shown as having an interest in a subsidiary, its consequential interests arising in subsidiaries of that subsidiary are not shown above.

Save as disclosed above, so far as is known to any Director or chief executive of the Company, no other person had directly or indirectly an interest in 10 per cent. or more of the voting power at general meetings of any member of the Group as at the Latest Practicable Date.

4. MATERIAL ADVERSE CHANGE

Save and except for (i) matters disclosed in the Group's published unaudited 2002 interim report dated 18 September 2002; (ii) a potential provision in respect of a potential impairment (of an amount yet to be quantified due to the preliminary nature of the investigations into this issue) in value (due to the deterioration of the financial position of the investment) of the Group's interests (held by a non-wholly owned subsidiary of the Company) in a contractual joint venture in a thermal power plant in the PRC; and (iii) the possible contingent liabilities of (a) a PRC subsidiary of Tannery relating to the running of a "rogue" operation by certain of the subsidiary's former executives in parallel to the legitimate operations of the subsidiary, as more particularly set out by both Tannery and the Company in their respective announcements dated 6 August 2002; (b) Tours in respect of

the legal proceedings commenced against it in 2002 (as described in the section headed "Litigation" below); and (c) Tannery in respect of the arbitration proceedings in which it is involved (as described in the section headed "Litigation" below), the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, the date to which the latest published audited financial statements of the Group were made up.

5. QUALIFICATIONS AND CONSENT

Rothschild is an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong. Rothschild has given and has not withdrawn its written consent to the issue of the Circular with the inclusion of and references to its name and its letter in the form and context in which they appear. American Appraisal is an international valuation consultant. American Appraisal has given and has not withdrawn its written consent to the issue of the Circular with the inclusion of and reference to its name and valuations in the form and context in which they appear.

6. LITIGATION

Save as disclosed below, no member of the Group is engaged in any litigation or arbitration of material importance and, so far as the Board is aware, no litigation or claim of material importance is pending or threatened against any member of the Group.

The Company

In March 2002, a supplier of cement equipment submitted a claim to arbitration against the Company in Stockholm for the recovery of the contract amount for the supply and installation of equipments in a total sum of approximately EUR1,200,000 (approximately HK$10,349,000). The Company disputed liability on the ground that the supplier had failed to install the equipment and provide technical training whether in accordance with the contract or at all. As at the Latest Practicable Date, the arbitration proceedings were still in progress.

Yue Sheng

In March 2001, Yue Sheng, a wholly owned subsidiary of the Company which operates as a licenced money lender in Hong Kong, commenced legal proceedings in the PRC to recover two outstanding loans made by it to a Hong Kong party in the ordinary course of its business in the total sum of HK$40,000,000 together with interest thereon from the two Chinese parties who were the guarantors for those loans. The case was heard in August 2002. However, as at the Latest Practicable Date, the judgement of the PRC court was still pending.

In July 2001, the two guarantors and the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group seeking, *inter alia*, (i) a declaration that the plaintiffs were under no legal obligation to repay the two loans and (ii) compensation for damages. The application by Yue Sheng to stay or alternatively strike out the proceedings was dismissed upon appeal in January 2003. As at the Latest Practicable Date, the case was still in progress.

In the meantime, the parties have recently started upon a settlement negotiation in respect of both the PRC and Hong Kong proceedings.

Tours

In 2002, two separate legal proceedings were commenced against Tours claiming for damages for personal injury totalling approximately HK$22,000,000 thus far (plus accumulated costs such as medical expenses, travelling expenses and interest) in respect of traffic accidents which occurred in the PRC involving members of tour groups organized by Tours. One of the proceedings has been set down for trial in October 2003. Leave for set down has been obtained for the other proceeding. As at the Latest Practicable Date, both proceedings were still in progress.

Tours has also received certain claims by letters in respect of another traffic accident in the PRC involving members of tour groups organized by Tours. However, as at the Latest Practicable Date, no legal proceedings have been commenced in respect of those claims.

In February 2003, Tours commenced administrative proceedings against a Chinese official in Shenzhen to seek (i) to repudiate an administrative decision made by the Chinese official in July 2001 in relation to certain imported goods and (ii) financial losses to be assessed. As at the Latest Practicable Date, the proceedings were still in progress.

Yingde Highway

In June 2000, a contractor commenced legal proceedings in the PRC claiming a sum of approximately RMB13,000,000 (approximately HK$12,253,000) against Yingde Highway, an indirect non-wholly owned subsidiary of the Company, and another company in respect of the alleged non-payment for construction work completed and for the return of a deposit plus interest. In February 2002, the PRC court issued a judgement against Yingde Highway and Yingde Highway immediately filed an appeal against the said judgement. As at the Latest Practicable Date, the appeal was still in progress.

Tannery

In September 2002, Tannery submitted a claim to arbitration in Shenzhen against the Chinese partner of a joint venture seeking, *inter alia*, (i) to terminate the joint venture agreement between Tannery and the Chinese partner, and (ii) losses and damages to be assessed totalling approximately RMB24,000,000 (approximately HK$22,620,000). However, the Chinese partner applied for another arbitration in Beijing against Tannery claiming for payment of a fixed return and damages totalling approximately RMB15,000,000 (approximately HK$14,138,000). As at the Latest Practicable Date, the two arbitration proceedings were still in progress.

Kingway Brewery

In 2001, Kingway Brewery, an indirect non-wholly owned subsidiary of the Company, commenced legal proceedings against a company for the recovery of goods sold and delivered in a total sum of approximately RMB5,000,000 (approximately HK$4,713,000). In accordance with the court's order, an ex-employee of the defendant company was joined in as a second defendant. In September 2002, a judgement was made and only the ex-employee of the defendant company was ordered to pay the said sum together with interest. Kingway Brewery filed an appeal against the judgement. As at the Latest Practicable Date, the appeal was still in progress.

7. MISCELLANEOUS

(a) The English text of the Circular shall prevail over the Chinese text.

(b) The secretary of the Company is Mrs. HO LAM Lai Ping, Theresa, an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and the Hong Kong Institute of Company Secretaries.

(c) The registered office of the Company is at 27th–29th Floors, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(d) The registrar and transfer office for Ordinary Shares is Tengis Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

8. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection at the Company's registered office during normal business hours up to the date of the Extraordinary General Meeting:

(a) the Share Purchase Agreement;

(b) the letter from Rothschild as set out in the Circular; and

(c) the written consents referred to in paragraph 5 of this appendix.



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF GUANGDONG INVESTMENT LIMITED (THE "COMPANY")

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of the Company will be held at Galleria, 3rd Floor, The Wharney Hotel Hong Kong, 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 31 March 2003 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a single ordinary resolution:

ORDINARY RESOLUTION

"**THAT:**

1. the Proposed Transaction (as defined in the circular to shareholders dated 14 March 2003 (the "Circular")) and the Share Purchase Agreement (as defined in the Circular) be and are hereby approved; and

2. any one Director (as defined in the Circular) of the Company be and is hereby authorised to sign, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as he may in his discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Proposed Transaction and the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Share Purchase Agreement."

By order of the Board
HO LAM Lai Ping, Theresa
Company Secretary

Hong Kong, 14 March 2003

Registered Office:

27th–29th Floors
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint a proxy or proxies (not exceeding two in number) to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) A form of proxy is enclosed. To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's registrar and transfer office for ordinary shares, Tengis Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent an ordinary shareholder from subsequently attending and voting at the meeting or any adjourned meeting should he so wish. If an ordinary shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint holders of any ordinary share, only that one of the joint holders whose name stands senior in the Company's register of holders of ordinary shares, is entitled to vote, whether in person or by proxy, to the exclusion of the votes of the other joint holders.

此乃要件　請即處理

閣下對本通函任何方面或所應採取的行動如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部粵海投資有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主。

本通函僅供參考之用，並不構成收購、購買或認購粵海投資有限公司證券的邀請或建議。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(根據公司條例於香港註冊成立的有限公司)

建議進行的關連及須予披露交易：
出售附屬公司及聯營公司的權益

粵海投資有限公司的財務顧問


工商東亞
中國工商銀行集團成員

工商東亞融資有限公司

粵海投資有限公司獨立董事委員會
的獨立財務顧問


ROTHSCHILD

獨立董事委員會的函件載於本通函第14至第15頁。

獨立董事委員會的獨立財務顧問洛希爾父子(香港)有限公司的函件載於本通函第16至第30頁，該函件載有該公司向獨立董事委員會提供的意見。

現謹訂於2003年3月31日(星期一)上午十時正假座香港灣仔駱克道57至73號香港華美酒店三樓嘉華廳舉行粵海投資有限公司的股東特別大會，於2003年3月14日刊發的大會通告載於本通函附錄二。無論閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可出席股東特別大會或其任何續會，並於會上投票。

2003年3月14日

目　錄

釋　義

在本通函內，除文義另有所指外，下列詞語具有如下涵義：

「美國評值」	指	American Appraisal China Limited (美國評值有限公司) (前稱 American Appraisal Hongkong Limited (美國評值有限公司))，國際估值顧問
「董事會」	指	本公司董事會
「粵海啤酒」	指	Guangdong Brewery Holdings Limited (粵海啤酒集團有限公司)，於百慕達註冊成立的有限公司，其股份於聯交所上市
「現金代價」	指	廣東控股於建議交易完成時須悉數支付的現金款項約1,036,190,000港元
「通函」	指	本通函
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	粵海投資有限公司，於香港註冊成立的有限公司，其普通股於聯交所上市
「核心業務」	指	本集團的核心業務，即公用事業、基建業務、地產及酒店
「債務解除」	指	廣東控股承諾於建議交易完成日或之前向本公司解除有關本公司結欠廣東控股約415,036,000港元債項的償還責任
「董事」	指	本公司董事
「歐元」	指	歐元，歐洲經濟聯盟的法定貨幣
「股東特別大會」	指	本公司為批准建議交易須召開的股東特別大會，其通告載於通函附錄二
「股東特別大會通告」	指	召開股東特別大會的通告，載於通函附錄二
「廣東控股」	指	廣東控股有限公司，於香港註冊成立的有限公司，廣東粵港投資控股有限公司(廣東省政府的投資公司)持有其全部股權
「粵港供水」	指	GH Water Supply (Holdings) Limited (粵港供水(控股)有限公司)，於開曼群島註冊成立的有限公司，本公司目前持有其已發行股本82.49%

「粵海地產」	指	粵海地產發展有限公司，於香港註冊成立的有限公司，由本公司全資擁有
「廣番粵」	指	廣州市番禺粵海房地產有限公司，於中國註冊成立的有限公司，廣東控股持有其註冊資本0.2%，而廣東控股的母公司廣東粵港投資控股有限公司則持有55%
「廣番粵集團」	指	廣番粵及其附屬公司
「本集團」	指	本公司及其附屬公司
「該等擔保」	指	本公司就財務債權人提供予廣東旅遊及培傑發展有限公司(永順泰的附屬公司)合共約67,915,000港元未償還銀行債務的擔保責任
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由本公司四名獨立非執行董事陳祖澤先生，金紫荊星章、太平紳士；李國寶博士，金紫荊星章、太平紳士；鄭慕智先生，太平紳士及馮華健先生，資深大律師所組成的獨立董事委員會，成立目的為就建議交易作出考慮並向獨立股東提供意見
「獨立股東」	指	本公司普通股持有人(不包括廣東控股及其聯繫人士)
「該間接權益」	指	粵海地產於廣番粵註冊資本中持有的24.8%權益
「該等公司間債務」	指	由粵海制革、永順泰、廣東旅遊及彼等各自若干附屬公司之間於建議交易完成日結欠本公司及其若干附屬公司的債務淨額
「金威啤酒」	指	深圳金威啤酒有限公司，於中國註冊成立的有限公司，為本公司的間接非全資附屬公司
「最後可行日期」	指	2003年3月11日，即通函於付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「經修訂資產值」	指	本集團的經修訂資產值，詳情載於本公司日期為2002年9月26日的公告

「普通股」	指	本公司股本中每股面值0.50港元的普通股
「中國」	指	中華人民共和國
「優先股」	指	本公司股本中每股面值1美元及每股繳足價值1,000美元的125,000,000美元3¼%可贖回累積可換股優先股
「該等私人公司」	指	永順泰及廣東旅遊
「建議交易」	指	根據購股協議預計進行及通函中「**建議出售附屬公司及聯營公司的權益及解除擔保**」一節所指的建議交易
「人民幣」	指	人民幣，中國法定貨幣
「重組計劃」	指	本公司與財務債權人於2000年12月訂立有關本公司的重組計劃
「洛希爾」	指	洛希爾父子(香港)有限公司，根據香港法例第333章證券條例註冊的投資顧問，及就建議交易向獨立董事委員會提供意見的獨立財務顧問
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「出售股份」	指	本公司於粵海啤酒已發行股本中持有的股份900,000,000股及於粵海制革已發行股本中持有的股份375,100,000股
「購股協議」	指	廣東控股與本公司於2003年2月26日訂立的有條件購股協議
「股東」	指	本公司普通股持有人(包括獨立股東)
「聯交所」	指	香港聯合交易所有限公司
「永順泰」	指	永順泰發展有限公司，於香港註冊成立的有限公司，由本公司全資擁有
「永順泰集團」	指	永順泰及其附屬公司
「粵海制革」	指	粵海制革有限公司，於香港註冊成立的有限公司，其股份於聯交所上市
「廣東旅遊」	指	廣東(香港)旅遊有限公司，於香港註冊成立的有限公司，由本公司全資擁有

「廣東旅遊集團」	指	廣東旅遊及其附屬公司
「英德公路」	指	英德海英公路有限公司，於中國註冊成立的有限公司，為本公司的間接非全資附屬公司
「粵昇」	指	粵昇財務有限公司，於香港註冊成立的有限公司，由本公司全資擁有

於最後可行日期，人民幣乃按人民幣1.061元兑1港元的滙率兑換港元。

於最後可行日期，歐元乃按1歐元兑8.624港元的滙率兑換港元。



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(根據公司條例於香港註冊成立的有限公司)

董事：
武捷思(名譽董事長)
李文岳(主席)
張輝(董事總經理)
陳祖澤，金紫荊星章、太平紳士*
李國寶博士，金紫荊星章、太平紳士*
鄭慕智，太平紳士*
馮華健，資深大律師*
叶旭全
李偉強
張亞平
翟治明
王萬鈞
古樹南
王小峰
禹來

註冊辦事處：
香港
干諾道中148號
粵海投資大廈
27至29樓

* 獨立非執行董事

敬啟者：

建議進行的關連及須予披露交易：出售附屬公司及聯營公司的權益

1. 緒言

董事會於日期為2003年2月26日的公告中宣佈，本公司與廣東控股於2003年2月26日就建議交易訂立購股協議。建議交易須待(其中包括)獨立股東在股東特別大會上批准後，方可作實。現已組成獨立董事委員會(由本公司四名獨立非執行董事陳祖澤先生、李國寶先生、鄭慕智先生及馮華健先生組成)以考慮建議交易的條款及向獨立股東提供有關建議交易的意見。洛希爾已獲委任為獨立董事委員會的獨立財務顧問。

本函件及通函(本函件為其組成部分)其他部分旨在向　閣下提供有關建議交易的其他資料；及載列獨立董事委員會的推薦建議、洛希爾的意見及向股東發出股東特別大會的通告。

在股東特別大會上將提出建議交易，而股東特別大會通告載於通函附錄二，該通告載列批准建議交易而須提呈的普通決議案。

除非文義另有所指外，本函件所用的詞彙與通函所界定者具有相同涵義。

2. 建議出售附屬公司及聯營公司的權益及解除擔保

根據購股協議，本公司同意向廣東控股(連同其聯繫人士(定義見上市規則)目前持有本公司已發行普通股約57.92%)出售，而廣東控股同意收購出售股份、本公司於該等私人公司所佔的全部股權、該間接權益及該等公司間債務，總代價約為1,451,226,000港元。將轉讓予廣東控股的該等公司間債務為於建議交易完成日期尚未清還的款項。於2002年12月31日，尚未清還的該等公司間債務淨額合共約651,800,000港元，包括下列各項：

(a) 廣東旅遊欠本公司合共約222,385,000港元；

(b) 永順泰及其五間附屬公司欠本公司及其兩間附屬公司合共約373,849,000港元；及

(c) 粵海制革欠本公司及其一間附屬公司合共約55,566,000港元。(自2002年12月31日起，粵海制革欠本公司及其一間附屬公司的公司間債務已減少至約46,226,000港元，此減幅已計算在根據建議交易將支付的總代價內。)

董事會已獲廣東控股知會，證券及期貨事務監察委員會於2003年2月24日向廣東控股確認，廣東控股毋須根據收購及合併守則第26.1條就建議交易對粵海啤酒及粵海制革的股份提出全面收購要約的責任。

根據建議交易將出售的資產的總代價約為1,451,226,000港元，將以下列方式支付：(i)於建議交易完成時悉數應付的現金代價(由廣東控股以內部資源撥支)及(ii)債務解除。

廣東控股亦會促使將該等擔保解除，作為建議交易其中一部份。

代價乃經本公司與廣東控股進行公平基準磋商後達致，並參照由訂約方的財務顧問及獨立估值師美國評值提供的業務估值後釐定。美國評值對根據建議交易出售的股本權

益加欠本公司及其若干附屬公司的公司間債項於2002年12月31日進行評估的公平市值載列如下：

(a)	粵海啤酒已發行股本中900,000,000股股份	765,859,000港元
(b)	粵海制革已發行股本中375,100,000股股份及欠本公司及其一間附屬公司的公司間債務	149,979,000港元
(c)	廣番粵集團股本權益的24.8%	49,023,000港元
(d)	永順泰集團全部股本權益及欠本公司及其兩間附屬公司的公司間債務淨額	332,854,000港元
(e)	廣東旅遊集團全部股本權益及欠本公司的公司間債務	31,539,000港元
		1,329,254,000港元

美國評值按公平市值對出售的股本權益進行評值。公平市值的定義為業務企業可能預期自願買賣方各自在自願及合理得悉一切有關事實的情況下進行交易所得的估計金額。美國評值就其進行的評值對業務企業定義為業務的投資資金，即將股東權益價值及債務總額(包括股東貸款)合計。

美國評值作出的調查包括與本公司管理層商討有關業務的歷史、營運及前景各方面，以及審閱本公司管理層提供的財務預算及業務規劃及其他有關文件。美國評值假設在評估時候所獲得的數據及本公司所提供的資料、意見及陳述均為真實及準確。

美國評值在評估本公司於每個出售企業的股本權益(即上述(a)至(e)項所載者)時，主要倚賴折讓現金流量法。採用此方法，企業的價值乃將可供分派予股東及可用於償還債務的未來自由現金流量以適合用於各公司的風險與危機的市場計算回報率折讓後的現值。股權的公平市值相等於未來自由現金流量現值之總和減去計息債項總額。如穩定盈利資本化方法(用以計算粵海啤酒已發行股本中900,000,000股股份的價值)及直接市場資本化方法(用以計算粵海啤酒已發行股本中900,000,000股股份及粵海制革已發行股本中375,100,000股股份的價值)等其他方法，亦考慮在適當時作為合理檢查之用。

根據穩定盈利資本化方法，透過將穩定盈利除以相等於折讓率減長期穩定增長率的資本化數率，把獲正常化後的持續經濟利益水平轉為現值。根據直接市場資本化方法，將自由買賣證券的市值加用作控制權的溢價(如有)後，再得出該價值。

最後協定價格高於美國評值於2002年12月31日就按建議交易出售的資產評定的公平市值。

就所有出售的資產而言，本公司財務顧問工商東亞融資有限公司採用折讓現金流量分析法來釐定其價值；而就粵海啤酒而言，則採用市場可資比較分析法來比較其他上市啤酒公司的盈利及現金流量倍數。鑒於粵海制革的市值較少但其資產額屬中等，故其上市地位的價值亦參照最近已進行的交易加以考慮。最終協定的代價在本公司財務顧問所提供的業務估值的範圍內。

本公司與廣東控股作出有關代價的討論主要集中於根據建議交易支付的整體代價，尤其是本公司與廣東控股並無嘗試將整體代價分攤至廣東控股收購各項不同的資產上達成共識；皆因訂約雙方的商業協議一直是將有關資產作整個組合出售，故此，就整個資產組合支付的總價格才是有關代價的唯一問題所在。因此，購股協議並無包含有關整體代價的攤分條款。

建議交易須待(其中包括)以下條件達成後，方告完成：

(a) 購股協議及按其預計進行的交易獲獨立股東在股東特別大會上批准；

(b) 本公司及／或廣東控股已取得有關政府、政府機關、國家或貿易中介機構、法庭或其他該等監管機構或人士就廣東控股擬收購粵海啤酒、粵海制革和該等私人公司的事宜所需的同意、准許、授權、命令、批授、確認、許可、註冊、豁免及其他批准，並附合廣東控股或本公司(按情況而定)的要求，而此等同意、准許、授權、命令、批授、確認、許可、註冊、豁免及其他批准須一直有約束力及效力；

(c) 本公司已取得就該等公司間債務的轉讓全部所需的同意及批准；

(d) 本公司已取得根據重組計劃本公司財務債權人監察委員會就建議交易全部所需的同意及批准；

(e) 已取得聯交所就任何持續關連交易全部所需的豁免或確定現有的豁免；及

(f) 本公司已取得就建議收購間接權益全部所需的同意及批准。

建議交易預期將於(i)上述條件達成或(ii)就條件(b)至(f)取得本公司及／或廣東控股（視情況而定）的豁免後三個營業日內完成，現時預計將於2003年4月30日或以前完成，惟在任何情況下不得遲於2003年12月31日（本公司及廣東控股雙方協定延期除外）。

於建議交易完成後，粵海啤酒、粵海制革及該等私人公司將由廣東控股分別持有約71.98%、約71.56%及全部權益，而彼等亦不再為本公司的附屬公司。同樣，於建議交易完成後，本公司不再持有廣番粵的任何權益。按將出售資產的2002年未經審核管理賬目，本公司預期建議交易為本集團帶來一次性約1,664,000港元的虧損。此數額代表將出售資產的代價與將出售資產於2002年12月31日的資產淨值之間的差額。

3. 進行建議交易的理由

鑑於以下理由，董事會認為應批准建議交易。

在中國廣東省政府透過廣東控股的大力支持下，本公司在2000年12月完成了一項全面的重組，其中包括：業務重組、債務重組和管理重組。作為本集團不斷減低其融資成本計劃的其中一部份，本公司成功獲銀行批出融資額度為14,800,000,000港元，為粵港供水於2002年12月的債項進行再融資。儘管本公司支付的前期費、承諾費及顧問費用約達111,000,000港元，以及因終止與一名第三方的貨幣掉期交易而產生約136,000,000港元的成本，董事相信，本集團在短期內因上述再融資所獲得的利益將高於該等費用及成本。

本集團現時的主要業務為投資控股、公用事業、製造、基建業務、地產、酒店及旅遊。本公司已表明擬集中於核心業務，作為重組的一部份。透過將粵海啤酒、粵海制革、該等私人公司及該間接權益的出售，建議交易是本公司落實其業務策略的一部份，並與重組的成果一致。於建議交易完成後，本集團絕大部份資產將直接或間接地從事核心業務。

根據建議交易，本公司尋求出售（連同其他資產）出售股份、該等私人公司和該間接權益。就出售股份而言，粵海啤酒的主要業務為投資控股，而其附屬公司則主要從事生產、分銷、銷售啤酒；粵海制革的主要業務為投資控股及提供企業管理服務予其附屬公司，而其附屬公司則主要從事加工及銷售皮革半製成品和製成品。關於該等私人公司，永順泰主要從事麥芽製造業務的投資控股；廣東旅遊主要從事旅遊服務。就該間接權益而言，雖然廣番粵主要從事物業投資及發展，但本公司透過粵海地產持有廣番粵少數非策略性權益，故對本集團核心業務的貢獻輕微。

由於本公司的母公司廣東控股希望支持和協助本公司實施其業務策略，故已同意透過進行建議交易，購入本公司的非核心資產。

現金代價將用於償還本公司重組計劃項下的債務。本公司於重組計劃項下的總債項於2002年12月31日約為2,042,000,000港元，而本公司將現金代價用於償還重組計劃項下的債務後的總債務則約為1,006,000,000港元。

建議交易為本公司帶來的益處預期包括：

- 本公司繼續落實其業務策略；
- 本公司能持續增強其業務重點於核心業務及透過投資於現有業務或收購，增加此等業務的參與力度。本公司相信此等業務在中國(包括香港)，無論在長線及長遠發展前景而言，可提供理想的回報；及
- 由於債務解除及現金代價將用於償還重組計劃項下的債務，本公司債務狀況將獲得改善。建議交易除減低本公司的資本負債率外，亦可促使本公司在借貸或再融資時取得比現時較優惠的條款。

此外，如上文所述，建議交易將可令本公司的債務水平大幅下降及可改善本公司的財務狀況，亦將使本公司在處理其財務債項時，更有空間及更具靈活性。本公司相信於建議交易完成後，本公司可以較優惠的條款進行借貸或對現有債務再融資。誠如本公司分別於2002年8月7日及2002年8月19日刊發的公告所述，本公司亦有意對全部已發行的優先股進行重組。最後，本公司正考慮透過例如經法院批准的股本減少等措施以減少本公司的累計虧損。為使本公司可以提早從可分派溢利中向普通股持有人派發股息，所有上述事宜的工作已在進行中，惟此等工作仍處於初步階段，目前亦未就有關事宜有任何決定。本公司更無法預計該等事宜是否及何時始有再進一步的發展。無論如何，優先股條款的任何修訂必需取得(其中包括)獨立股東的批准。

於2000年及2001年財政年度建議交易項下的出售資產的除税前及未計特殊項目前和除税後及計入特殊項目後的業績淨額，以及於2000年12月31日、2001年12月31日及2002年6月30日每項將出售資產佔本集團的資產淨值載列如下：

	粵海啤酒			粵海制革			永順泰			廣東旅遊			廣番粵		
	2002年上半年	2001年	2000年	2002年上半年	2001年	2000年	2002年上半年	2001年	2000年	2002年上半年	2001年	2000年	2002年上半年	2001年	2000年
	(千港元)			(千港元)			(千港元)			(千港元)			(千港元)		
除税前溢利／(虧損)	54,985	49,107	23,575	(190,616)	(98,406)	(108,668)	8,577	5,829	(20,467)	(58,116)	(20,993)	(116,049)	36,602	92,591	91,177
除税後溢利／(虧損)	46,885	37,040	4,532	(190,616)	(98,318)	(107,697)	6,461	4,409	(20,837)	(58,411)	(21,482)	(117,054)	24,524	59,694	61,927
資產淨值*	808,477**	795,117*	–	266,428**	237,296*	–	339,061**	326,485*	–	(78,578)**	(66,262)*	–	90,680**	84,690*	–

* 根據最近期的經審核賬目，於2001年12月31日，建議交易項下每項將出售的資產佔本集團的資產淨值約數。

** 根據最近期的未經審核管理賬目，於2002年6月30日，建議交易項下每項將出售資產佔本集團的資產淨值約數。

粵海啤酒及粵海制革於最後可行日期的收市價分別為0.71港元及0.18港元。根據每股收市價，本公司於粵海啤酒的權益市值為639,000,000港元及粵海制革的權益市值為67,518,000港元。

購股協議的條款乃經公平磋商後達致，並經董事會在考慮以約1,451,226,000港元的總代價出售資產，以及上文所述對本公司帶來的財務和商業利益後，認為屬公平和合理。董事會認為，進行建議交易乃符合股東的整體利益。

4. 建議交易對本集團作出的財務影響

根據建議交易項下出售資產的最近期2002年未經審核管理賬目，本公司估計，建議交易令本集團的業績及資產淨值分別減少約1,664,000港元及8,012,000港元。

在將總代價用於減少／冲銷本公司當時尚未償還的債務後，本公司根據本集團2001年備考財務資料的利息節省約86,858,000港元。

根據本集團2001年備考財務資料(假設建議交易已於2001年12月31日完成)，本集團的資本負債比率(以財務債務除以股東資金)將由約2.22倍減少至約1.95倍(包括粵港供水)及由約1.27倍減少至約0.66倍(不包括粵港供水)。

根據本集團2001年備考財務資料(假設建議交易已於2001年1月1日完成)，本集團的利息覆蓋倍數(以未計利息開支及税項前盈利除以總利息支出)將由約1.37倍提高至約1.48倍(包括粵港供水)及由約1.67倍提高至約2.55倍(不包括粵港供水)。

假設建議交易已於2001年1月1日完成，截至2001年12月31日止年度的備考綜合股東應佔純利將由約252,644,000港元增加至約364,635,000港元（已計及（其中包括）本公司償還重組計劃項下的債務的利息省減），增幅約為44.3%。

由於本集團絕大部份溢利均來自核心業務，而將出售資產產生本集團截至2001年12月31日止年度應佔的未經審核合併虧損約為25,133,000港元，管理層預期建議交易不會對本集團的未來盈利及前景構成任何重大逆轉。

5. 獨立股東的批准

廣東控股現時為本公司的直接控股股東，連同其聯繫人士（定義見上市規則）持有本公司已發行普通股約57.92%。因此，根據上市規則第十四章的定義，廣東控股為本公司的主要股東，而建議交易將構成根據上市規則第十四章的一項關連交易。由於代價超過10,000,000港元或本集團經修訂資產值之1.0%，故建議交易須（其中包括）取得獨立股東在股東特別大會上的批准，而廣東控股及其聯繫人士（定義見上市規則）須就有關的普通決議案放棄投票。此外，根據上市規則第十四章，建議交易亦構成本公司的一項須予披露的交易。

本公司已委任工商東亞融資有限公司就建議交易出任本公司的財務顧問。

6. 獨立董事委員會

獨立董事委員會已經獲委任，將就建議交易的條款，以及該等條款對獨立股東而言是否公平合理向獨立股東提供意見。洛希爾已獲委任為獨立財務顧問，就建議交易向獨立董事委員會提供意見。

7. 股東特別大會

通函附錄二載有股東特別大會通告，股東特別大會謹訂於2003年3月31日（星期一）上午十時正假座香港灣仔駱克道57至73號香港華美酒店三樓嘉華廳舉行。股東特別大會上將會提呈批准建議交易的普通決議案。

隨函奉附代表委任表格。無論　閣下能否親身出席股東特別大會，均務請盡快將代表委任表格按其上印列的指示填妥及交回本公司的普通股股份過戶及登記處登捷時有限公司，地

址為香港灣仔告士打道56號東亞銀行港灣中心地下，且無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可出席股東特別大會，並於會上投票。

8. 推薦意見

獨立董事委員會致獨立股東的函件載於本通函第14及第15頁，當中載有獨立董事委員會的推薦意見。經考慮洛希爾就建議修訂提出的意見後(載於本通函第16至第30頁)，獨立董事委員會認為建議交易的條款對獨立股東而言乃屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成於股東特別大會上提呈的普通決議案。

董事認為，建議交易乃符合本公司及股東的整體利益。因此，董事建議 閣下投票贊成於股東特別大會上提呈的普通決議案。

9. 其他資料

敬希 閣下垂注通函下列各節所載的資料：

(i) 獨立董事委員會函件(第14至第15頁)；

(ii) 洛希爾函件(第16至第30頁)；

(iii) 一般資料(附錄一)；及

(iv) 股東特別大會通告(附錄二)。

此致

列位股東 台照

代表
粵海投資有限公司董事會
主席
李文岳
謹啟

2003年3月14日



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(根據公司條例於香港註冊成立的有限公司)

敬啟者：

建議進行的關連及須予披露交易：
出售附屬公司及聯營公司的權益

緒言

吾等謹此提述本公司於2003年3月14日發出的通函(「通函」)，而本函件亦為其部份內容。除文義另有所指外，通函中所界定的詞彙與本函件所使用者具相同涵義。

吾等(陳祖澤、李國寶、鄭慕智及馮華健)乃組成獨立董事委員會的獨立非執行董事，現致函　閣下以表達吾等就建議交易的意見。成立獨立董事委員會的目的旨在就購股協議的條款及條件對獨立股東而言是否公平合理向　閣下(作為獨立股東)提供意見。

建議交易概述於通函第5至第13頁的「董事會函件」列載。此外，洛希爾已就建議交易的條款作出考慮並向獨立董事委員會提供意見。吾等特此敦請　閣下參閱洛希爾致獨立董事委員會的函件，該函件載於通函第16至第30頁。誠如通函第5至第13頁所載的「董事會函件」所述，廣東控股及其聯繫人士將為批准建議交易而召開的股東特別大會上就擬提呈的普通決議案放棄投票。

推薦意見

吾等作為獨立董事委員會，已經與本公司的管理層就進行建議交易的原因作出討論。吾等亦已經與洛希爾討論彼等向吾等提供意見的基準。

獨立董事委員會函件

獨立董事委員會經考慮過洛希爾的意見後，認為購股協議的條款及條件對獨立股東而言屬公平合理。吾等特此大力建議獨立股東投票贊成擬於股東特別大會上提呈的普通決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立董事委員會主席
陳祖澤
謹啟

2003年3月14日

洛希爾函件

以下為洛希爾就建議交易條款是否公平合理而編製以供載入本通函的意見函件。



敬啟者：

建議進行的關連及須予披露交易：
出售附屬公司及聯營公司的權益

茲提述關於　貴公司將多項資產出售予廣東控股的建議交易，有關詳情載於通函(本函件屬於其一部份)內。洛希爾獲委任為獨立董事委員會的獨立財務顧問，就購股協議條款對獨立股東而言是否公平合理提出意見。

除文義另有所指外，本函件所用詞彙與通函其他部份所界定者具相同涵義。

根據上市規則，建議交易構成　貴公司的一項關連及須予披露交易。因此，建議交易須徵求獨立股東於股東特別大會上批准。廣東控股(為主要股東，於最後可行日期持有約57.92%權益)及其聯繫人士(定義見上市規則)，將於股東特別大會上放棄就批准建議交易的普通決議案投票。

在編製推薦建議時，吾等依賴　貴公司向吾等提供的資料及事實，並假設向吾等作出的任何陳述於本函件刊發日期在所有重大方面均屬真實、準確及完整而可予信賴。吾等亦假設通函所載或所述的所有資料、陳述及意見，包括由美國評值進行的估值以及向美國評值提供的所有資料及陳述，均為公平合理而可予信賴。

據董事表示，並無遺漏重大事實，而吾等亦不知悉存在任何事實或情況，導致向吾等提供的資料或作出的陳述失實、不確或有誤導成份。吾等並無理由懷疑董事向吾等提供的資料

洛希爾父子(香港)有限公司
香港特別行政區
中環遮打道16－20號
歷山大廈16樓

電話：(852) 2525-5333
傳真：(852) 2868-1728
(852) 2810-6997



及陳述的真實性、準確性及完整性。董事共同及個別對通函所載的資料承擔全部責任，並在作出所有合理查詢後確認，就其所知及所信，通函所表達的所有意見乃經周詳審慎考慮後達致，且並無遺漏其他事實，致使通函所載的任何陳述有所誤導。吾等認為吾等已審閱足夠資料以達致有理可據的見解，作為吾等提供意見的合理基礎。然而，吾等並無對　貴公司、粵海啤酒、粵海制革、該等私人公司、廣番粵或彼等各自的任何附屬公司的業務及事務作出獨立的深入調查。

主要因素及理由

吾等在達致意見時，吾等已考慮以下主要因素及理由：

1. 背景及理據

在中國廣東省政府透過廣東控股作出大力支持下，　貴公司在2000年12月完成了一次全面的重組，其中包括：業務重組、債務重組和管理層重組。　貴公司現時的主要業務為投資控股、公用事業、製造、基建、地產、酒店及旅遊業務。吾等已留意到，作為重組計劃的一部份，　貴公司已明確表明擬集中的核心業務為公用事業、基建、地產和酒店業務。

鑑於　貴集團的目標是進一步降低負債水平及改善資本負債比率，並期望於原訂時間前完成　貴集團的債務重組。吾等留意到　貴公司一直積極採取出售策略，以產生現金流量來償還　貴集團根據重組計劃的債務承擔，並改善　貴集團的財務狀況。尤其在2001年間，　貴集團出售了多項資產及業務，其中包括於粵海集團(深圳)有限公司的70.00%股本權益，於粵海建業有限公司約57.16%的持股量，於廣番粵的55.20%股本權益，以及若干酒店及投資物業，獲得總代價超過800,000,000港元，其中大部份用以償還　貴集團根據重組計劃的債務承擔。

購股協議出售的資產大部份為　貴集團的非核心資產(不論錄得盈利或虧損)。現金代價將用以償還　貴公司根據重組計劃的未償還債務承擔，而總代價餘款約415,036,000港元將以債務解除的形式支付。在運用現金代價償還　貴公司根據重組計劃的債務承擔後，　貴公司根據重組計劃的總銀行負債將從由2002年12月31日的約2,042,000,000港元降至約1,006,000,000港元，減幅約為50.7%。



根據上述原因，吾等同意　貴公司的意見，即建議交易乃是　貴公司落實其業務策略的一部份，並與　貴集團致力於重組的原則一致。建議交易完成後，　貴集團絕大部份資產將直接或間接地從事核心業務。

2. **建議交易**

(a) ***將予出售的資產***

根據購股協議，　貴公司有條件地同意以總代價約1,451,226,000港元，將以下資產出售予廣東控股：

(i) 粵海啤酒900,000,000股普通股，佔粵海啤海於最後可行日期已發行股本約71.98%；

(ii) 粵海制革375,100,000股普通股，佔粵海制革於最後可行日期已發行股本約71.56%；

(iii) 永順泰100.00%股本權益；

(iv) 廣東旅遊100.00%股本權益；

(v) 廣番粵24.80%間接股本權益，連同以上(i)至(iv)段所述者，統稱為「出售資產」；及

(vi) 該等公司間債務。

作為建議交易的部份，廣東控股亦將會促使解除總數約67,915,000港元的該等擔保。

獨立股東謹請留意，購股協議沒有將總作價分攤，因為　貴公司與廣東控股的磋商主要集中在建議交易應付的總代價，而　貴公司與廣東控股並沒有嘗試去從總代價中分攤每一項出售予廣東控股資產的代價，並就此達成共識。雙方所訂立的商業協議一直是關於一次過出售整批資產，因此有關代價的唯一問題是整批資產須付的總作價。獨立股東亦須留意，建議交易乃是基於尋求批准出售整批資產而制訂。



儘管建議交易的條款乃按整體考慮，吾等在評估購股協議的條款是否公平時，已考慮個別資產的業務及財政表現。

粵海啤酒

粵海啤酒為於聯交所上市的公司。粵海啤酒(連同其附屬公司)的主要業務為在中國廣東省從事生產、分銷、銷售「金威」品牌的啤酒。根據粵海啤酒的經審核綜合財務報表，截至2001年12月31日止兩個年度股東應佔經審核綜合淨溢利分別約為10,242,000港元及34,434,000港元。根據粵海啤酒截至2002年6月30日止六個月的中期報告，粵海啤酒於期內錄得股東應佔未經審核綜合淨溢利約43,590,000港元，較2001年同期增長約332.3%。吾等了解到該項增長主要由於粵海啤酒採取有效的成本控制措施，並成功掌握了2002年世界盃所帶來的商機。正如上述粵海啤酒中期報告所指出，粵海啤酒管理層認為，該集團於該年度上半年已開始受惠於有效的業務策略，儘管中國啤酒行業的競爭仍然激烈，該期間取得的增長動力預期將延續至該年度下半年。粵海啤酒目前尚有剩餘生產能力，故並無計劃投入任何重大的資本開支。

粵海制革

粵海制革為於聯交所上市的公司。粵海制革(連同其附屬公司)主要從事加工及銷售皮革半製成品和製成品。根據粵海制革的經審核綜合財務報表，截至2001年12月31日止兩個年度股東應佔經審核綜合淨虧損分別約為84,550,000港元及72,283,000港元。粵海制革自截至1998年12月31日止年度起連續四年錄得股東應佔淨虧損。根據粵海制革截至2002年6月30日止六個月的中期報告，粵海制革於期內錄得股東應佔未經審核綜合淨虧損約182,331,000港元，相比截至2001年6月30日止六個月則有股東應佔未經審核綜合淨溢利約5,018,000港元。吾等了解該期間的虧損主要是由於期內就(其中包括)收購南海皮革有限公司產生約133,349,000港元的商譽減值虧損，另有約32,574,000港元的貿易呆賬及約11,057,000港元的存貨準備，故合共提取約178,383,000港元的準備。誠如粵海制革於截至2001年12月31日止年度的年報中指出，粵海制革管理層認為粵海制革



現時在製造進口皮革方面所佔有的優勢，將隨著中國於2001年加入世界貿易組織及預期市場競爭加劇而逐漸下降。

永順泰

永順泰是一間私人持有公司，永順泰集團主要透過該集團於廣東省廣州及浙江省寧波經營的三間麥芽廠，從事麥芽生產業務，所生產的麥芽主要售予中國的啤酒公司。誠如通函所載的「董事會函件」指出，永順泰集團截至2000年12月31日止年度除税後綜合淨虧損約為20,837,000港元，而永順泰集團截至2001年12月31日止年度及截至2002年6月30日止六個月的除税後綜合淨溢利分別約為4,409,000港元及6,461,000港元。經吾等與　貴公司管理討論後，吾等了解到麥芽業務的增長前景預期將依然呆滯。

廣東旅遊

廣東旅遊為一間私人持有公司，廣東旅遊集團的業務主要包括物業持有及投資，以及提供旅遊及運輸服務。於2002年以前，廣東旅遊是中國四間獲授權可為中國內地旅客安排香港旅遊團之旅行社。在該四間獲授權的旅行社中，兩間獲授權替指定省份安排該等旅行團，而廣東旅遊屬其中一間，只獲授權在中國廣東省經營香港旅遊團；而其餘兩間旅行社則獲授權在全國各地經營該等旅行團。對象為中國內地旅客的香港旅遊團的經營權於2002年開放予其他旅行代理，導致行內競爭加劇。由於廣東旅遊大部份收益均來自經營香港旅遊團，2002年的業務大幅受挫，而廣東旅遊的管理層並不預期情況將可改善。誠如通函所載的「董事會函件」指出，廣東旅遊截至2001年12月31日止兩個年度的除税後綜合淨虧損分別約為117,054,000港元及21,482,000港元，而廣東旅遊截至2002年6月30日止六個月的除税後綜合淨虧損約為58,411,000港元。

正如　貴公司截至2001年12月31日止年度的年報指出，廣東旅遊就其主辦之旅遊團團友於中國內地發生之交通事故收到若干索償。基於法律意見，董事認為於現時對結果作出估計乃屬言之尚早，因此並無於截至2001年12月31日止年度的財務報表為該等索償提取準備。謹請注意，廣東控股並無要求　貴公司根據購股協議就該等或然負債提供賠償保證。



廣番粵

廣番粵是一間私人持有的項目公司，獲准在中國經營一個經批准的項目，即位於中國廣東省番禺麗江花園的物業發展及投資。廣番粵亦持有番禺麗江花園物業管理有限公司（即麗江花園的管理公司）的90%權益。誠如通函所載的「董事會函件」指出，廣番粵集團截至2001年12月31日止兩個年度的除稅後綜合淨溢利分別約為61,927,000港元及59,694,000港元，而廣番粵集團截至2002年6月30日止六個月的除稅後綜合淨溢利約為24,524,000港元。經吾等與　貴公司管理層討論後，吾等了解到廣番粵集團的增長前景預期將依然呆滯。

(b) ***考慮基準***

建議交易的總代價乃由　貴公司與廣東控股經公平磋商而訂定，並參考了雙方的財務顧問提供的業務評估及由獨立評估師美國評值所提供的業務評估。據美國評值的評估，根據購股協議將予出售的資產於2002年12月31日的公平市值總計為1,329,254,000港元（「公平市值」）。

根據購股協議出售資產的總代價約為1,451,226,000港元，包括出售資產的代價及於建議交易完成日尚未清還的該等公司間債務。於2002年12月31日，尚未清還的該等公司間債務淨額合共約651,800,000港元。吾等注意到，　貴公司在購股協議中保證，除　貴公司就購股協議於2003年2月26日向廣東控股發出的披露函件中所載之輕微調整外，在購股協議附錄五載列出售資產結欠　貴集團該等公司間債務的本金額（約651,800,000港元）於2002年12月31日當日為真實準確，並繼續保持真實準確直至建議交易完成。



按照美國評值的評估報告及通函所載的「董事會函件」載列於2002年12月31日尚欠的該等公司間債務總額細分，將美國評值所評估根據購股協議出售的資產於2002年12月31日的公平市值，減去出售資產所結欠的該等公司間債務，計算出 貴集團直接或間接應佔各項出售資產的引伸權益值如下：

	美國評值所評估的股本權益加該等公司間債務於2002年12月31日的公平市值	於2002年12月31日的該等公司間債務	貴集團於2002年12月31日應佔的引伸權益值（直接或間接）
	千港元	千港元	千港元
粵海啤酒900,000,000股普通股，佔粵海啤酒於2002年12月31日已發行普通股股本72.00%	765,859	—	765,859
粵海制革375,100,000股普通股，佔粵海制革於2002年12月31日已發行普通股股本約71.56%	149,979	55,566（附註）	94,413
永順泰100.00%股本權益	332,854	373,849	(40,995)
廣東旅遊100.00%股本權益	31,539	222,385	(190,846)
廣番粵24.80%股本權益	49,023	—	49,023
	1,329,254	651,800	677,454

附註： 於2002年12月31日以後，粵海制革結欠 貴公司及其一間附屬公司之該等公司間債務餘額已減少至約46,226,000港元。該項減少已計入根據建議交易應付之總代價。



(c) *估值考慮*

建議交易乃是基於尋求批准出售整批資產而制訂，該等資產包括出售股份、 貴公司於該等私人公司之全部持股量、該間接權益以及該等公司間債務。在評估購股協議的條款是否公平時，吾等已考慮到交易的架構，即廣東控股並非選擇性收購，而是收購 貴集團整批資產(不論錄得盈利或虧損)。鑑於出售資產於截至2001年12月31日止年度錄得 貴集團應佔合併淨虧損約25,133,000港元，故無法按歷史市盈率基準評估代價。

在評估該代價是否合理時，吾等與美國評值已討論在其評估出售資產所採用的方法及假設，乃主要根據折讓現金流量法。根據吾等與美國評值的討論，吾等認為，美國評值對出售資產作出的估值乃經周詳及緊慎的考慮後作出，因此，吾等已採用美國評值所進行的估值作為吾等對出售資產的代價作出獨立評估的基準。根據購股協議出售的資產的總代價約1,451,226,000港元，較公平市值約1,329,254,000港元有約9.2%的溢價，較於2002年6月30日 貴集團應佔出售資產未經審核合併資產淨值約1,426,068,000港元有約1.8%的溢價。然而亦須注意， 貴公司估計建議交易將導致 貴集團產生一次性虧損約1,664,000港元，並且按根據購股協議出售的資產的2002年未經審核管理賬目， 貴集團的綜合資產淨值亦會減少約8,012,000港元。

粵海啤酒

持有於粵海啤酒的權益的公平市值佔總代價的頗大部份。粵海啤酒股份的引伸估值每股0.85港元(計算方法是將粵海啤酒的引伸權益值約765,859,000港元除以 貴公司於最後可行日期持有的900,000,000股粵海啤酒普通股)：

(i) 較粵海啤酒股份於最後可行日期在聯交所的收市價每股0.71港元有約19.7%的溢價；



(ii) 較粵海啤酒股份於2003年2月24日在聯交所的收市價每股0.91港元折讓約6.6%，該日期為粵海啤酒股份在聯交所暫停買賣，以待 貴公司於2003年2月26日發出有關建議交易公告(「公告」)前的最後一個交易日；

(iii) 較粵海啤酒股份於截至2003年2月24日(包括該日)前最後30個交易日在聯交所的平均收市價約每股0.69港元有約23.2%的溢價；

(iv) 較粵海啤酒股份於截至2003年2月24日(包括該日)前最後120個交易日在聯交所的平均收市價約每股0.54港元有約57.4%的溢價；

(v) 較粵海啤酒股份於2002年5月24日在聯交所的收市價每股0.56港元有約51.8%的溢價，該日期為粵海啤酒股份在聯交所暫停買賣，以待 貴公司於2002年5月27日發出首次公告，宣布可能出售粵海啤酒權益前的最後一個交易日；及

(vi) 較粵海啤酒股份於2002年6月30日經審核綜合有形資產淨值約每股0.91港元折讓約6.6%。

此外，每股粵海啤酒股份的引伸估值0.85港元，約相等於粵海啤酒股份截至2001年12月31日的每股盈利約0.028港元的30.4倍，高於亞洲其他上市啤酒公司於最後可行日期的盈利11.8倍。

粵海制革

粵海制革股份的引伸估值每股0.25港元(計算方法是將粵海制革的引伸權益值約94,413,000港元除以 貴公司於最後可行日期持有的375,100,000股粵海制革普通股)：

(i) 較粵海制革股份於最後可行日期在聯交所的收市價每股0.18港元有約38.9%的溢價；



(ii) 較粵海制革股份於2003年2月24日在聯交所的收市價每股0.28港元折讓約10.7%，該日期為粵海制革股份在聯交所暫停買賣以待發出公告前的最後一個交易日；

(iii) 較粵海制革股份於截至2003年2月24日(包括該日)前最後30個交易日在聯交所的平均收市價每股0.20港元有約25.0%的溢價；

(iv) 較粵海制革股份於截至2003年2月24日(包括該日)前最後120個交易日在聯交所的平均收市價每股0.23港元有約8.7%的溢價；

(v) 較粵海制革股份於2002年5月24日在聯交所的收市價每股0.31港元折讓約19.4%，該日期為粵海制革股份在聯交所暫停買賣，以待 貴公司於2002年5月27日發出首次公告，宣布可能出售粵海制革權益前的最後一個交易日；及

(vi) 較粵海制革股份於2002年6月30日的未經審核綜合有形資產淨值約每股0.59港元折讓約57.6%。

以引伸權益值約94,413,000港元計，引伸企業價值[1]對經調整 EBITDA[2] 倍數約為5.2倍，而後者乃根據粵海制革截至2001年12月31日止年度的經審核綜合財務資料計算所得。鑑於粵海制革於截至2001年12月31日止年度錄得虧損，根據負盈利計算的市盈率並無意義，因此並無考慮市盈率。在此基準下，吾等較為依賴企業價值對經調整 EBITDA 倍數，該倍數已包含對折舊及攤銷開支的不同會計處理方法及稅務影響。吾等在查考過可與粵海制革比較的多間公司後，認為同於聯交所上市的華聯國際控股有限公司(「華聯」)最適合與粵海制革比較。

1 企業價值，即於2002年12月31日的引伸權益值加外來借貸減銀行結存及現金。

2 即未計利息、稅項、折舊、攤銷、出售固定資產淨收益／虧損、固定資產減值虧損、物業重估虧絀、存貨及呆壞賬準備、壞賬撇銷、就投資於一間附屬公司的減值而解除的商譽，以及其他投資的未變現虧損前的盈利。



根據上述分析及考慮粵海制革的企業價值對經調整 EBITDA 倍數，吾等留意到該倍數輕微低於華聯的5.8倍歷史企業價值對經調整 EBITDA 倍數。吾等認為，鑑於粵海制革錄得虧損，而華聯則錄得溢利，其略低的企業價值對經調整 EBITDA 倍數是可以接受的。

永順泰

美國評值在評估所持永順泰的100%股本權益的公平價值時得出負引伸權益值，該負引伸權益值低於永順泰的結欠負債，其中包括尚欠 貴公司及其若干附屬公司的該等公司間債務淨額。

廣東旅遊

美國評值在評估所持廣東旅遊的100%股本權益的公平價值時得出負引伸權益值，該引伸負權益值低於廣東旅遊的結欠負債，其中包括尚欠 貴公司的該等公司間債務淨額。

廣番粵

廣番粵是一間項目公司。美國評值評估廣番粵的公平市值較廣番粵集團於2002年6月30日的未經審核資產淨值折讓約45.9%，高於最後可行日期一般適用於香港上市地產發展商的折讓率約33.5%。在考慮到廣番粵只擁有一個發展項目、所出售權益的規模較小，以及私人持有公司的股份缺乏流通性，吾等認為對廣番粵集團的未經審核資產淨值所作的折讓率為可以接受。

(d) ***建議交易的裨益***

建議交易使 貴公司能持續增強其業務重點於核心業務，以及透過投資於現有業務或收購，增加參予該等業務。 貴公司相信該等業務在中國(包括香港)，無論在長線及長遠發展前景而言，均可提供理想的回報。 貴公司的債務情況將獲得改善，可促使 貴公司在借貸或再融資時取得較現時更優惠的條款，並在處理其財務債項時有更大空間及更具靈活性。

正如通函所載的「董事會函件」指出， 貴公司有意重組股本中的全部已發行優先股，亦正考慮透過例如經法院批准的削減股本計劃等措施以減少 貴公司的累計虧損，以使 貴公司可以提早恢復以可分派利潤向股東派付股息。股東應注意，有



關工作仍處於初步階段，目前亦仍未就上述任何事宜作出任何決定。　貴公司亦無法預計該等事宜是否及何時始有進一步的發展。

(e) *建議交易的條件*

正如通函所載的「董事會函件」指出，建議交易須待多項先決條件達成後方可完成，其中包括獲得獨立股東的批准；取得中國(包括香港)有關監管／政府機關的批准，以及符合重組計劃下監察委員會的要求(如有)。有關其他先決條件的詳情，請參閱通函所載「董事會函件」中「建議出售附屬公司及聯營公司的權益及解除擔保」一節。

現時預計將於2003年4月30日或以前完成交易。但在任何情況下不得遲於2003年12月31日(貴公司及廣東控股雙方同意延期除外)。

根據上述基準，吾等認為代價對獨立股東而言屬公平合理。

3. 對　貴公司的備考財務影響

在建議交易完成後，粵海啤酒、粵海制革和該等私人公司將不再為　貴公司的附屬公司，故此其業績將不再綜合於　貴集團的財務報表。同樣地，在建議交易完成後，　貴公司不再持有廣番粵的任何權益，故此廣番粵集團的業績將不再以權益法計入　貴集團的財務報表。

僅為説明而言，吾等將建議交易的備考財務影響概述如下：

(a) *盈利*

根據購股協議出售的資產的最近期2002年未經審核管理賬目，　貴公司預期建議交易將令　貴集團蒙受約1,664,000港元的輕微一次性虧損。該數額為於2002年12月31日出售資產的銷售代價與出售資產的資產淨值的差價。

假設建議交易於2001年1月1日完成，截至2001年12月31日止年度的股東應佔備考綜合淨溢利將由約252,644,000港元增加至約364,635,000港元，增幅約44.3%，其中



已計算(其中包括) 貴公司償還根據重組計劃的債務承擔後節省的利息。

鑑於截至2001年12月31日止年度， 貴集團大部份溢利均來自核心業務，出售資產則錄得約25,133,000港元的 貴集團應佔未經審核合併虧損，因此管理層並不預期建議交易將對 貴集團的未來盈利及前景造成任何重大不利影響。

(b) *資產淨值*

根據購股協議出售的資產的最近期2002年未經審核管理賬目， 貴公司預期該建議交易將令 貴集團的資產淨值減少約8,012,000港元。

(c) *資本負債比率*

根據購股協議將出售的資產的總代價約為1,451,226,000港元，其中約1,036,190,000港元將於建議交易完成時以現金代價全數支付，另加一項廣東控股的承諾，於交易完成日或之前解除 貴公司就所欠廣東控股約415,036,000港元債務的償還責任。建議交易所帶來的現金代價將用以償還 貴公司根據重組計劃的債務承擔。

將根據購股協議出售的資產的總代價用於減少／冲銷 貴公司當時尚未償還的債務後，以 貴公司的2001年備考財務資料為基準，將可節省利息約86,858,000港元，佔截至2001年12月31日止年度股東應佔經審核綜合淨溢利約285,542,000港元的約30.4%。

於2001年12月31日， 貴集團有財務負債約20,248,473,000港元(包括粵港供水)及約4,979,957,000港元(不包括粵港供水)。假設建議交易已於2001年12月31日完成，按備考基準計算， 貴集團的資本負債比率(以財務負債除以股東資金)將由約2.22倍減少至約1.95倍(包括粵港供水)及由約1.27倍減少至約0.66倍(不包括粵港供水)。



(d) *利息覆蓋倍數*

假設建議交易已於2001年1月1日完成，按備考基準計算， 貴集團的利息覆蓋倍數(以未計利息開支及稅項前盈利除以總利息支出)將由約1.37倍提高至約1.48倍(包括粵港供水)及由約1.67倍提高至約2.55倍(不包括粵港供水)。

概要

在考慮上述主要因素及理由後，謹請 閣下留意吾等達致結論的下列主要因素：

(a) 建議交易與 貴集團致力於重組的原則一致。建議交易完成後， 貴集團絕大部份資產將直接或間接地從事核心業務。解除擔保後 貴公司可解除就總數約67,915,000港元的未償還銀行負債所負有的擔保責任。

(b) 根據購股協議出售的資產並無選擇性挑選。

(c) 根據購股協議將予出售資產的總代價約1,451,226,000港元乃經公平磋商而訂定，較美國評值所評估於2002年12月31日的公平市值約1,329,254,000港元有約9.2%的溢價。

(d) 現金代價將用以償還 貴公司根據重組計劃的債務承擔，從而降低 貴集團的資本負債比率及債務水平。因此有助 貴集團在借貸或再融資時取得較現時更優惠的條款。

(e) 建議交易對 貴集團的備考財務狀況帶來整體正面的影響。

(f) 緊隨建議交易完成後，預期 貴公司將能持續增強其業務重點於核心業務及透過投資於現有業務或收購，增加參予該等業務。 貴公司相信該等業務在中國(包括香港)，無論在長線及長遠發展前景而言，均可提供吸引的回報。



推薦建議

經考慮上述主要因素及理由後，吾等認為購股協議的條款對獨立股東而言屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東就批准建議交易及購股協議的普通決議案投贊成票，有關詳情載於通函第40及第41頁的「股東特別大會通告」。

此致

粵海投資有限公司獨立董事委員會　台照

代表
洛希爾父子(香港)有限公司
董事
周國榮
謹啟

2003年3月14日

1. 責任聲明

本通函載有遵照上市規則的規定提供的資料，旨在提供有關本公司的資料。董事共同及個別對本通函所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函內所表達意見乃經審慎周詳考慮後達致，且本通函並無遺漏任何其他事實，以致其內容所載的任何聲明有誤導成份。

2. 權益披露

(a) 董事的證券權益

於最後可行日期，根據披露權益條例第29條本公司存置的登記冊記錄，本公司董事及行政總裁於本公司及其聯營公司（定義見披露權益條例）擁有的證券權益如下：

於本公司的權益

(i) 於普通股的權益：

董事姓名	權益類別	所持普通股股份數目
李文岳	家族	400,000*
古樹南	個人	76,000
王小峰	個人	80,000

* 由李文岳配偶持有

(ii) 有關普通股的購股權權益：

董事姓名	所持購股權數目	行使購股權的期限	行使購股權時應付的每股普通股價格 港元
武捷思	12,000,000	02.05.2002－01.05.2007	0.74
	9,000,000	08.11.2002－07.11.2007	0.814
	6,000,000	05.03.2003－04.03.2008	0.96
李文岳	12,000,000	11.02.2002－10.02.2007	0.5312
	9,000,000	08.11.2002－07.11.2007	0.814
	6,000,000	05.03.2003－04.03.2008	0.96
張輝	5,000,000	05.03.2003－04.03.2008	0.96

董事姓名	所持購股權數目	行使購股權的期限	行使購股權時應付的每股普通股價格 港元
陳祖澤	1,000,000	02.05.2002－01.05.2007	0.74
	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
李國寶	1,000,000	02.05.2002－01.05.2007	0.74
	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
鄭慕智	1,000,000	02.05.2002－01.05.2007	0.74
	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
馮華健	1,000,000	02.05.2002－01.05.2007	0.74
	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
叶旭全	12,000,000	11.02.2002－10.02.2007	0.5312
	9,000,000	08.11.2002－07.11.2007	0.814
	6,000,000	05.03.2003－04.03.2008	0.96
李偉強	1,500,000	02.05.2002－01.05.2007	0.74
	1,500,000	08.11.2002－07.11.2007	0.814
	1,500,000	05.03.2003－04.03.2008	0.96
張亞平	12,000,000	11.02.2002－10.02.2007	0.5312
	9,000,000	08.11.2002－07.11.2007	0.814
	6,000,000	05.03.2003－04.03.2008	0.96
翟治明	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
王萬鈞	1,000,000	11.02.2002－10.02.2007	0.5312
	1,500,000	08.11.2002－07.11.2007	0.814
	1,500,000	05.03.2003－04.03.2008	0.96
古樹南	1,000,000	02.05.2002－01.05.2007	0.74
	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96
王小峰	1,000,000	08.11.2002－07.11.2007	0.814
	1,000,000	05.03.2003－04.03.2008	0.96

備註： 倘若任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業日營業時間結束時終止。

於粵海啤酒的權益

於股份的權益

董事姓名	權益類別	所持普通股股份數目
李文岳	家族	400,000*

* 由李文岳配偶持有

於廣南(集團)有限公司的權益

於股份的權益

董事姓名	權益類別	所持普通股股份數目
李國寶	個人	150,000

除上文所載的股份及購股權外，於最後可行日期，本公司的董事或行政總裁概無於本公司或任何聯營公司(定義見披露權益條例)擁有證券權益而須：(i)根據披露權益條例第28條通知本公司及聯交所(包括根據披露權益條例第31條或其附表第一部份董事被當作或視為擁有的權利)；(ii)根據披露權益條例第29條載入本公司存置的登記冊；或(iii)根據上市公司董事進行證券交易的標準守則通知本公司及聯交所。

(b) 於最後可行日期，董事概無於與本集團業務有重要關係的合約或安排中佔有任何重大利益。

(c) 於最後可行日期，董事概無與本集團任何成員公司簽訂或擬簽訂任何本集團有關成員公司不可於一年內終止而毋須賠償(法定賠償除外)的服務合約。

(d) 於最後可行日期，洛希爾及美國評值概無擁有本集團任何成員公司的股權，或持有可認購或委任其他人認購本集團任何成員公司的證券的任何權利(不論是否可依法強制執行)。

(e) 於最後可行日期，各董事或洛希爾或美國評值概無直接或間接擁有自2001年12月31日(本集團最近期發表的經審核財務報表的結算日)起由本集團任何成員公司所購入、出售或租賃或擬購入、出售或租賃的任何資產。

3. 主要股東權益

(a) 於最後可行日期，據本公司任何董事或行政總裁所知，根據披露權益條例第16條所存置的登記冊記錄，下列人士持有本公司10%或以上普通股股本：

股東名稱	所持普通股數目	佔已發行普通股股本百分比約數
廣東粵港投資控股有限公司（備註1）	3,010,507,321	57.92%
廣東控股（備註2）	3,010,507,321	57.92%
Guangdong Trust Ltd.（粵海信托有限公司）	578,178,928	11.12%

備註：

1. 廣東粵港投資控股有限公司所持本公司的實際權益乃通過其直接100%控股的廣東控股而持有。

2. 上述廣東控股的權益已包括通過其全資附屬公司 Guangdong Trust Ltd.（粵海信托有限公司）持有的實際權益。

除上文所披露者外，根據披露權益條例第16條所存置的登記冊記錄，概無其他人士於最後可行日期擁有本公司已發行普通股股本10%或以上的權益。

(b) 於最後可行日期，就本公司董事或行政總裁所知，以及除本通函所披露者外，下列人士（本集團成員公司除外）直接或間接擁有本集團成員公司（本公司除外）股東大會10%或以上的投票權：

附屬公司名稱	主要股東名稱	所持權益百分比約數	
		直接	間接
廣東南華水泥有限公司	廣東省英德水泥廠	30.00%	—
廣東天貿（集團）股份有限公司	廣州市城市建設開發集團有限公司	2.06%	11.03%
廣東廣汕公路惠州段有限公司	廣東省路橋建設發展公司	18.00%	—
	惠州市公路物業發展公司	31.00%	—

附屬公司名稱	主要股東名稱	所持權益百分比約數 直接	間接
廣東高科廣告有限公司	廣東旅遊出版社	30.00%	—
Guangdong Nan Fang (Holdings) Co. Ltd.	GDF (Zhongfang) Limited	43.66%	—
Guangdong Parking Limited	China Parking (BVI) Limited	40.00%	—
Guangdong Power (International) Limited	超康投資有限公司	49.00%	—
Guangdong Transport Investment (BVI) Company Limited	Xin Yue (BVI) Company Limited	49.00%	—
英德海英公路有限公司	英德市公路發展實業公司	30.00%	—
廣州麥芽有限公司	GDF (Guangmai) Limited	29.50%	—
	中國工商銀行廣州市花城支行	18.90%	—
廣州羊城麥芽廠	GDF (Guangmai) Limited	29.50%	—
	中國工商銀行廣州市花城支行	18.90%	—
鴻萬實業有限公司	GDF (Ningbo) Limited	16.40%	—
惠陽粵海房產發展有限公司	廣東粵海建設開發公司	10.00%	—
	惠陽宏順發實業發展公司	10.00%	—
南華水泥(香港)有限公司	香港萬隆發展公司	49.00%	—
培傑發展有限公司	Cayman President Holdings Limited	20.00%	—
	Itochu Corporation	2.14%	7.86%

附屬公司名稱	主要股東名稱	所持權益百分比約數	
		直接	間接
韶關發電D廠有限公司	廣東省粵電資產經營有限公司	10.00%	—
深圳金威啤酒釀造有限公司	深圳市寶安區投資管理有限公司	10.00%	—
深圳金威啤酒包裝有限公司	深圳市寶安區投資管理有限公司	10.00%	—
深圳金威啤酒公用工程有限公司	深圳市寶安區投資管理有限公司	10.00%	—
Teem Holdings Limited	廣州市城市建設開發集團有限公司	12.98%	—
清遠粵海房地產有限公司	香港新北江企業有限公司	25.00%	—
	清遠市新北江企業總公司	10.00%	—

備註：

(a) 上述資料並未包括廣東控股通過本公司所持附屬公司的權益。

(b) 如其一主要股東於其一附屬公司的權益已列述，則其因此而於該附屬公司的附屬公司佔有的連帶權益並未列述於上。

除上文所披露者外，就本公司董事或行政總裁所知，於最後可行日期，概無其他人士直接或間接擁有本集團任何成員公司股東大會10%或以上的投票權。

4. 重大逆轉

除(i)本集團於2002年9月18日公佈的未經審核2002年中期報告內披露的事宜；(ii)對本集團於中國的熱能發電合營企業的權益(由本公司非全資附屬公司持有)價值可能出現減值(由於該項投資的財政狀況惡化所致)而可能作出的撥備(由於就此作出的調查乃屬初步性質，故該金額仍有待計算)；及(iii)就(a)粵海制革的中國附屬公司涉及因該附屬公司的若干名前行政人

員在合法經營該附屬公司的同時，亦私自進行經營活動，有關詳情均載於粵海制革及本公司日期為2002年8月6日各自刊登的公告內；及(b)廣東旅遊於2002年被提出法律訴訟（如下文「法律訴訟」一節所述）；及(c)粵海制革涉及仲裁程序（如下文「法律訴訟」一節所述）所可能產生的或然負債外，董事概不知悉本集團自2001年12月31日（即本集團編製最近期的經審核財務報表的公佈日期）以來的財政或營業狀況有任何重大逆轉。

5. 專業資格及同意書

洛希爾乃根據香港法例第333章證券條例註冊的投資顧問。洛希爾已就刊發本通函發出書面同意書，表示同意以現有形式及涵義轉載其函件及引述其名稱，且迄今並未撤回其同意書。美國評值為國際估值顧問已就刊發本通函發出書面同意書，表示同意以現有形式及涵義轉載其函件及引述其名稱，且迄今並未撤回其同意書。

6. 法律訴訟

除下文披露者外，本集團任何成員公司概無涉及任何重大法律訴訟或仲裁，而就董事所知，本集團任何成員公司亦無涉及任何尚未了結的法律訴訟或遭重大索償。

本公司

於2002年3月，一名水泥設備供應商於斯德哥爾摩向本公司提出仲裁索償，追討供應及安裝設備的合約金額合共約為1,200,000歐元（約為10,349,000港元）。本公司以該名供應商並未安裝設備及未能按照合約提供技術培訓為理由提出爭議。於最後可行日期，該仲裁程序仍在進行中。

粵昇

於2001年3月，本公司在香港經營持牌放債業務的全資附屬公司粵昇在中國展開法律訴訟，向兩名作為在其日常業務過程中借予一名香港人士兩筆貸款的中方擔保人，追討為數合共40,000,000港元的未償還貸款連應計利息。該案件於2002年8月進行聆訊，惟於最後可行日期，中國法院仍未頒下裁決。

於2001年7月，該兩名擔保人及該兩筆貸款的借款人在香港對粵昇及本集團前附屬公司展開法律訴訟，尋求（其中包括）(i)聲明原告人毋須對該兩筆貸款負上償還的法律責任及(ii)賠償損失。粵昇擱置或撤銷訴訟的申請在2003年1月上訴時已遭駁回。於最後可行日期，該案件仍在進行中。

同時，各方人士最近已就中港兩地的法律訴訟開始進行和解磋商。

廣東旅遊

於2002年，廣東旅遊就涉及其所安排的旅行團團員在中國發生的交通意外面臨兩宗獨立的法律訴訟，被要求對個人損傷賠償現時合共約為22,000,000港元（加累計的醫療費用、舟車費用及利息等）。其中一宗訴訟已排期於2003年10月進行聆訊，另一宗訴訟亦已取得排期許可。於最後可行日期，該兩宗訴訟仍在進行中。

廣東旅遊亦已就涉及其所安排的旅行團團員在中國發生的另一宗交通意外接獲若干索償要求，惟於最後可行日期，上述索償仍未展開任何法律訴訟。

於2003年2月，廣東旅遊在深圳向一官方機構提出行政訴訟，尋求(i)推翻該機構於2001年7月就若干進口貨物所作出的行政決定及(ii)賠償其財務損失（待評核）。於最後可行日期，有關訴訟仍在進行中。

英德公路

於2000年6月，一名外判商在中國對本公司的間接非全資附屬公司英德公路及另一間公司提出訴訟，要求支付一項聲稱已完成的建築工程及歸還按金連同利息，合共約為人民幣13,000,000元（約為12,253,000港元）。於2002年2月，中國法院對英德公路頒下裁決，而英德公路隨即對該裁定提出上訴。於最後可行日期，該項上訴仍在進行中。

粵海制革

於2002年9月，粵海制革對合營企業的中方夥伴在深圳提交仲裁索償，尋求（其中包括）(i)終止粵海制革與該中方夥伴訂立的合營企業協議；及(ii)賠償將評估的虧損及損失約人民幣24,000,000元（約為22,620,000港元）。然而，該中方夥伴在北京申請另一宗仲裁，要求粵海制革賠償定額回報及損失合共約為人民幣15,000,000元（約為14,138,000港元）。於最後可行日期，該兩宗仲裁仍在進行中。

金威啤酒

於2001年，本公司的間接非全資附屬公司金威啤酒就收回已售出及已交付的貨品向一間公司展開法律訴訟，追討總數約為人民幣5,000,000元（約為4,713,000港元）。根據法院頒令，被告公司的一名前僱員加入成為第二被告。於2002年9月，法院頒下裁決，判定只有該名被告公司的前僱員須支付該筆款項連同利息。金威啤酒已對該裁決作出上訴。於最後可行日期，該項上訴仍在進行中。

7. 其他事項

(a) 如本通函中英文版本有任何歧異，概以英文版本為準。

(b) 本公司的公司秘書為何林麗屏女士，其為英國特許秘書及行政人員公會及香港公司秘書公會的會員。

(c) 本公司的註冊辦事處位於香港干諾道中148號粵海投資大廈27至29樓。

(d) 本公司的普通股股份過戶及登記處為位於香港灣仔告士打道56號東亞銀行港灣中心地下的登捷時有限公司。

8. 備查文件

下列文件的副本由即日起至舉行股東特別大會日期止的一般辦公時間內在本公司的註冊辦事處可供查閱：

(a) 購股協議；

(b) 本通函所載的洛希爾函件；及

(c) 本附錄第五段所述的書面同意書。



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)
(根據公司條例於香港註冊成立的有限公司)

粵海投資有限公司(「本公司」)的
股東特別大會通告

茲通告本公司謹訂於2003年3月31日(星期一)上午十時正假座香港灣仔駱克道57至73號香港華美酒店三樓嘉華廳舉行股東特別大會，藉以考慮並酌情通過下列以單一普通決議案方式提呈的決議案：

普通決議案

「**動議**：

(1) 批准通過建議交易(定義見於2003年3月14日向股東發出的通函(「通函」))及購股協議(定義見通函)；及

(2) 授權任何一名本公司董事(定義見通函)簽署、執行、完成、送達及作出其酌情認為基於或有關建議交易而代表本公司所必須或擬定的一切有關文件、契據、行動、事宜及事物，以及實行或行使或執行任何權利及履行根據購股協議的責任。」

承董事會命
公司秘書
何林麗屏

香港，2003年3月14日

註冊辦事處：
香港
干諾道中148號
粵海投資大廈
27至29樓

備註：

(i) 凡有權出席上述大會並於會上投票的股東均可委派一位或多位代表(惟人數不得超過兩位)出席大會及代其投票(倘須表決)，該名受委代表毋須為本公司股東。

(ii) 隨函奉附代表委任表格。代表委任表格連同經簽署的授權書或其他授權文件(如有)或經公證人簽署證明的授權書或授權文件副本，最遲必須於大會或其任何續會指定舉行時間48小時前送抵本公司的普通股股份過戶及登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。普通股持有人於委任代表後仍可出席大會或其任何續會並於會上投票。倘已遞交代表委任表格的普通股持有人親身出席大會，則其代表委任表格將視為撤銷論。

(iii) 倘為任何普通股的聯名持有人，則僅名列於本公司普通股持有人登記名冊上排名首位的持有人方有權投票(不論親身或委任代表)，而其餘聯名持有人將無投票權。